

# LIVE NATION® ENTERTAINMENT

## 2025 ANNUAL REPORT

> **"Our strategy remains consistent: invest in artists, build the stages they need, and keep improving the fan experience worldwide."**
>
> **– Michael Rapino**



# Dear Shareholders,

Live music is no longer just a segment of the entertainment industry; touring is now the music industry's primary driver and a core part of the global cultural economy. In 2025, demand for live experiences continued to outpace nearly every other category of consumer spending. Fans aren't just buying tickets. They are prioritizing real-world experiences as a fundamental part of their lives.

### The Global Shift

The industry grew by 7% this year, but the bigger story is where that growth is happening. While North America remains our foundation, international markets — specifically Latin America and Asia Pacific — are accelerating at a rapid pace.

- **Borderless Discovery:** Streaming and social media have made every artist global from day one. That's changing how tours are built and where they go. In 2025, we saw artists like Coldplay, Dua Lipa, Karol G, Oasis, and Travis Scott reach deeper into new markets than ever before.

- **Building the Stage:** We are aggressively building to support that demand on the ground. Our pipeline includes dozens of new, music-first venues across Asia, Europe, and Latin America. We are focused on upgrading the world's touring infrastructure to support artists at every stage of their careers.

### How We Deliver

In 2025, we welcomed 159 million fans. That isn't just about demand for stadium shows; we are seeing growth across every venue type, from small clubs to theaters to festivals.

- **Investing in Artists:** Artists are the engine of our business. We put our capital behind the talent, investing $15 billion in 2025, up from $14 billion the year prior.

- **Enhancing Fan Experience:** At the same time, we are investing in technology to improve the fan experience, using AI-powered tools and chat-based purchasing to make the ticketing process more human and less frustrated by bots. We're also building direct relationships with fans through products like our All Access app, now over 4 million members strong, to engage and reward our most loyal fans.

### The Power of the Moment

The data is clear: 93% of fans prefer a live experience over a digital one. This energy is why brands are shifting their focus to our network. They want to be where the fans are — on-site, in the moment, and reaching highly engaged audiences at scale.

### Looking Ahead

The fundamentals are strong. Demand is growing, artists are touring more broadly, and we're building the physical and digital tools to support it. As we move into 2026, our strategy remains consistent: invest in artists, build the stages they need, and keep improving the fan experience worldwide.

**Michael Rapino**
*President and Chief Executive Officer*
*Live Nation Entertainment*

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

_____

## Form 10-K
_____

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

### For the fiscal year ended December 31, 2025,

### or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from            to
### Commission File Number 001-32601

# LIVE NATION ENTERTAINMENT, INC.

**(Exact name of registrant as specified in its charter)**

| **Delaware** | **20-3247759** |
|---|---|
| **(State of Incorporation)** | **(I.R.S. Employer Identification No.)** |

### 9348 Civic Center Drive
### Beverly Hills, CA 90210
**(Address of principal executive offices, including zip code)**
### (310) 867-7000
**(Registrant's telephone number, including area code)**

_____

### Securities registered pursuant to Section 12(b) of the Act:

| **Title of Each Class** | **Trading Symbol(s)** | **Name of Each Exchange on which Registered** |
|---|---|---|
| **Common Stock, $.01 Par Value per Share** | **LYV** | **New York Stock Exchange** |

### Securities registered pursuant to Section 12(g) of the Act:
### None

_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒ Yes  ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large Accelerated Filer | ☒ | Accelerated Filer | ☐ |
| Non-accelerated Filer | ☐ | Smaller Reporting Company | ☐ |
| | | Emerging Growth Company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

On June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the Common Stock beneficially held by non-affiliates of the registrant was approximately $24.1 billion. (For purposes hereof, directors, executive officers and 10% or greater stockholders have been deemed affiliates).

On February 12, 2026, there were 234,801,922 outstanding shares of the registrant's common stock, $0.01 par value per share, including 2,433,682 shares of unvested restricted stock awards and excluding 574,131 shares held in treasury.

### DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, expected to be filed within 120 days of our fiscal year end, are incorporated by reference into Part III.

# LIVE NATION ENTERTAINMENT, INC.

## INDEX TO FORM 10-K

# LIVE NATION ENTERTAINMENT, INC.

## GLOSSARY OF KEY TERMS

| | |
|---|---|
| AOCI | Accumulated other comprehensive income (loss) |
| AOI | Adjusted operating income (loss) |
| ASC | Accounting Standards Codification |
| CIE | Corporación Interamericana de Entretenimiento, S.A.B. de C.V. |
| Company | Live Nation Entertainment, Inc. and subsidiaries |
| FASB | Financial Accounting Standards Board |
| GAAP | United States Generally Accepted Accounting Principles |
| GTV | Gross transaction value |
| Liberty Live | Liberty Live Holdings, Inc. |
| Live Nation | Live Nation Entertainment, Inc. and subsidiaries |
| LNE | Live Nation Entertainment, Inc. |
| OCESA | OCESA Entretenimiento, S.A. de C.V. and certain other related subsidiaries of Corporación Interamericana de Entretenimiento, S.A.B. de C.V. |
| SEC | United States Securities and Exchange Commission |
| SOFR | Secured Overnight Financing Rate |
| Ticketmaster | The ticketing business of the Company |
| VIE | Variable interest entity (as defined under GAAP) |

*"Live Nation" (which may be referred to as the "Company," "we," "us" or "our") means Live Nation Entertainment, Inc. and its subsidiaries, or one of our segments or subsidiaries, as the context requires.*

### Special Note About Forward-Looking Statements

Certain statements contained in this Form 10-K (or otherwise made by us or on our behalf from time to time in other reports, filings with the SEC, news releases, conferences, internet postings or otherwise) that are not statements of historical fact constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended, notwithstanding that such statements are not specifically identified. Forward-looking statements include, but are not limited to, statements about our financial position, business strategy, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition, the effects of future legislation or regulations and plans and objectives of our management for future operations. We have based our forward-looking statements on our beliefs and assumptions considering the information available to us at the time the statements are made. Use of the words "may," "should," "continue," "plan," "potential," "anticipate," "believe," "estimate," "expect," "intend," "outlook," "could," "target," "project," "seek," "predict," or variations of such words and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to, those set forth under Item 1A.—Risk Factors as well as other factors described herein or in our quarterly and other reports we file with the SEC (collectively, "cautionary statements"). Based upon changing conditions, should any risk or uncertainty that has already materialized, or should one or more of the currently unrealized risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in any forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend to update these forward-looking statements, except as required by applicable law.

## ITEM 1.        BUSINESS

### Our Company

We believe that we are the largest live entertainment company in the world, connecting over 805 million fans across all of our concerts and ticketing platforms in 55 countries during 2025.

We believe we are the largest producer of live music concerts in the world, based on total fans that attend Live Nation events as compared to events of other promoters, connecting 159 million fans to over 11,000 artists at 55,000 events in 2025. Live Nation owns, operates, has exclusive booking rights for or has an equity interest in 460 venues globally, including *House of Blues*® music venues and prestigious locations such as *The Fillmore*® in San Francisco, *Brooklyn Bowl*® in New York City, the Hollywood Palladium in Los Angeles, the Moody Center© arena in Austin, the Ziggo Dome in Amsterdam, 3Arena in Dublin, Royal Arena in Copenhagen and Spark Arena in Auckland. We believe we are one of the world's leading artist management companies based on the number of artists represented. Our artist management companies manage music artists and acts across all music genres.

We believe we are the world's leading live entertainment ticketing sales and marketing company, based on the number of tickets we sell. Ticketmaster provides ticket sales services and marketing and distribution globally through *www.ticketmaster.com* and *www.livenation.com* and our mobile apps, other websites and numerous retail outlets, distributing 646 million tickets through our systems in 2025. Ticketmaster serves 10,500 clients worldwide across multiple event categories, providing ticketing services for leading arenas, stadiums, festival and concert promoters, professional sports franchises and leagues, college sports teams, performing arts venues, museums and theaters.

We believe our global footprint is one of the world's largest music advertising networks for corporate brands and includes one of the world's leading ecommerce websites based on a comparison of gross sales of top internet retailers.

Our principal executive offices are located at 9348 Civic Center Drive, Beverly Hills, California 90210 (telephone: 310-867-7000). Our principal website is *www.livenationentertainment.com*. Live Nation is listed on the New York Stock Exchange, trading under the symbol "LYV."

**Our Strategy**

Our strategy is to grow the global live entertainment industry by connecting artists with their fans, selling more tickets and partnering with additional sponsors. We invest nearly $15 billion annually in artist performances – from club and theater acts to global superstars – more than any other company in the industry. In addition, we are investing in venue infrastructure around the world to support artists, meet rising fan demand and strengthen our long-term growth.

Our core businesses surrounding the promotion of live events include ticketing and sponsorship and advertising. We believe our focus on growing these businesses will increase shareholder value as we continue to enhance our revenue streams. In our ticketing business, we serve artists, venues, and sports teams and leagues to secure content and tickets as well as invest in technology to build innovative products which advance our ticketing, including mobile platforms and advertising. Lastly, we are paid by sponsors and advertisers that want to connect their brands with a passionate fan base.

We execute on our strategy and thereby grow and innovate through the initiatives listed below.

- *Expand our Concert Platform*. We will deliver more shows, grow the fan base and increase our ticket sales by continuing to build our portfolio of concerts globally, expanding our business into additional top global music markets, and further building our presence in existing markets. Through our culture of serving artists and a focus on supporting the development of emerging artists, we believe we can continue to expand our concert base.

- *Grow our Revenue per Show*. We will grow our revenue per show across our venues through more effective ticket pricing, broader ticketing distribution and more targeted promotional marketing. We will also grow our onsite fan monetization by improving ease of purchase, through improved onsite food and beverage and other products, merchandising, and enhanced experiences for the fans.

- *Invest in Venue Infrastructure and Enhancement Projects*. To support the continued growth of artists and global fan demand, we are investing capital expenditures to expand our venue footprint – focusing on large theaters, amphitheaters, arenas and stadiums - to more markets around the world and upgrading our existing venues to enhance hospitality efforts for the fan base.

- *Invest in our Ticketing Platform*. We will continue to invest in our ticketing enterprise system and develop innovative products to better serve our enterprise clients and continue to build our global client base. These include technological and digital transformations, enhanced marketing capabilities, and improved analytical tools to meet the needs of venues, event organizers and fans.

- *Grow our Marketplace Capabilities*. We are focused on selling tickets through a wide set of sales channels including mobile, online and affiliate partners while continuing to broaden our digital rollout. Within this, we will continue to invest in tools that reduce fraud and help artists and teams determine how to get their tickets into the hands of real fans. Lastly, we are focused on leveraging our platform by growing non-service fee revenue streams including insurance, additional enterprise tools, payment integration and other upsells.

- *Grow Sponsorship and Advertising Partnerships*. We will continue to drive growth in our sponsorship relationships and capture a larger share of the global music sponsorship market by further monetizing our venue portfolio as well as grow our portfolio of brands connecting with fans. We will focus on expanding existing partnerships and developing new corporate sponsor partners to provide them with targeted strategic programs, accessing the fans attending our shows. We will continue to develop and to scale new products in order to drive onsite and digital revenue.

**Our Strengths**

We believe we have unique resources that are unmatched in the live entertainment industry.

- *Fans*. During 2025, we connected over 805 million fans to their favorite live events. Our database of fans and their interests provides us with the means to efficiently communicate to them about shows they are likely to be interested in.

- *Artists*. We have extensive relationships with artists ranging from those just beginning their careers to established superstars. In 2025, we promoted shows for approximately 11,000 artists globally. In addition, through our artist management companies, we managed approximately 360 artists in 2025.

- *Digital Platforms and Ticketing*. We own and operate various branded websites, both in the United States and abroad, which are customized to reflect services offered in each jurisdiction. Our primary commercial websites, *www.livenation.com* and *www.ticketmaster.com*, together with our other branded ticketing websites, are designed to promote ticket sales for live events. We also have both Live Nation and Ticketmaster mobile apps that fans can use to access event information and buy tickets.

- *Distribution Network*. We believe that our global network of promoters, venues and festivals provides us with a strong position in the live concert industry. We believe we have one of the largest global networks of live entertainment businesses in the world, with offices in 51 countries worldwide. In addition, we own, lease, operate, have exclusive booking rights for, or have an equity interest for which we have a significant influence in 460 venues and have operations located across 55 countries as of the end of 2025, making us, we believe, the second largest operator of music venues in the world. We also believe that we are one of the largest music festival producers in the world with 131 festivals globally in 2025. In addition, we believe that our global ticketing distribution network—with approximately 10,500 clients worldwide in 2025 — makes us the largest ticketing network in the world.

- *Sponsors*. We monetize our physical and digital assets through long-term sponsorship agreements and advertising. We employ a sales force of approximately 830 people that worked with more than 1,500 sponsors during 2025, through a combination of strategic partnerships, local venue-related deals, national agreements and digital campaigns, both in North America and internationally. Our sponsors include some of the most well-recognized national and global brands across diverse sectors including consumer, financials and leisure, such as Citibank, O₂, Mastercard, Cisco, Red Bull and Anheuser Busch (each of these brands is a registered trademark of the sponsor).

**Our Industry**

We operate in the following main industries within the live entertainment business: live music events, music venue operations, the provision of management and other services to artists and athletes, ticketing services and sponsorship and advertising sales.

The live music industry includes concert promotion and/or production of music events or tours. Typically, to initiate live music events or tours, booking agents work with artists. Booking agents then work with promoters, who will contract with them or with artists directly, to promote events. Promoters earn revenue primarily from the sale of tickets. Artists are paid by the promoter under one of several different formulas, which may include fixed guarantees and/or a percentage of ticket sales or event profits. In addition, promoters may also reimburse artists for certain costs of production, such as sound and lights. Under guaranteed payment formulas, promoters assume the risks of unprofitable events. Promoters may renegotiate lower guarantees or cancel events because of insufficient ticket sales in order to reduce their losses. Promoters can also reduce the risk of losses by entering into global or national touring agreements with artists and including the right to offset lower performing shows against higher performing shows on the tour in the determination of overall artist fees. Artist managers primarily provide services to music artists to manage their careers. The artist manager negotiates on behalf of the artist and is paid a fee, generally as a percentage of the artist's earnings.

We believe the artist-fan connection is the source of nearly all commercial value and as a result, our artists receive the majority of all ticketing revenue. For music tours, four to eight months typically elapse between initially booking artists and the first performances. Artists, in conjunction with promoters, managers and booking agents, set ticket prices and advertising plans. Promoters market events, sell tickets, rent or otherwise provide venues and arrange for local production services, such as stages and equipment.

Venue operators typically contract with promoters to have their venues rented for specific events on specific dates and receive fixed fees and/or percentages of ticket sales as rental income. In addition, venue operators provide services such as concessions, parking, security, ushering and ticket scanning at the gate, and receive some or all of the revenue from concessions, merchandise, parking and premium seating.

Ticketing services generally refers to the sale of tickets primarily through online and mobile channels, but also include sales through phone, outlet and box office channels. Ticketing companies will contract with venues and/or promoters to sell tickets to events over a period of time, generally three to five years. The ticketing company generally gets paid a fixed fee per ticket sold or a percentage of the total ticket service charges. The ticketing company receives the cash for the ticket sales and related service charges at the time the ticket is sold and periodically remits these receipts to the venue and/or promoter after deducting its fee. Venues will often also sell tickets through a local box office at the venue using the ticketing company's technology. Venues set the ticketing service fee to be charged on tickets and typically retain the majority of these fees.

Ticketing resale services generally refers to the sale of tickets by a holder who originally obtained the tickets from a venue or other entity. Resale tickets are also referred to as secondary tickets. Generally, the ticket resale company is paid a service charge by both seller and buyer, when the ticket is resold and the remaining ticket value is paid to the holder.

The sponsorship and advertising industry within the live entertainment business involves the sale of international, national, regional and local advertising and promotional programs to a variety of companies to advertise or promote their brand, product or service. These sponsorships typically include venue and festival naming rights, onsite venue signage, online and in-app advertisements and exclusive partner rights in various categories such as credit card, beverage, travel and telecommunications, and may include venue and festival event pre-sales and onsite product activation.

## Our Business

Our reportable segments are Concerts, Ticketing and Sponsorship & Advertising.

*Concerts*. Our Concerts segment principally involves the global promotion of live music events in our owned or operated venues and in rented third-party venues, the operation and management of music venues, the production of music festivals across the world, the creation of associated content and the provision of management and other services to artists. Including intersegment revenue, our Concerts business generated $20.9 billion, or 83%, of our total revenue during 2025. We promoted approximately 55,000 live music and other events in 2025. While our Concerts segment traditionally operates year-round, we experience higher revenue during the second and third quarters due to the seasonal nature of shows at our outdoor amphitheaters and festivals, which primarily occur from May through October. We expect our seasonality trends to evolve as we continue to expand our global operations.

As a promoter, we earn revenue primarily from the sale of tickets and pay artists under one of several formulas, including a fixed guaranteed amount and/or a percentage of ticket sales or event profits. For each event we promote, we either use a venue we own or operate, or rent a third-party venue. Revenue is generally impacted by the number of events, volume of ticket sales and ticket prices. Event costs such as artist fees and production expenses are included in direct operating expenses and are typically substantial in relation to the revenue. As a result, significant increases or decreases in promotion revenue do not typically result in comparable changes to operating income.

As a venue operator, we generate revenue primarily from the sale of concessions, parking, premium seating, rental income and ticket rebates or service charges earned on tickets sold under ticketing agreements. In our amphitheaters, the sale of concessions is outsourced and we receive a share of the net revenue from the concessionaire, which is recorded in revenue with limited associated direct operating expenses. Revenue generated from venue operations typically has a higher margin than promotion revenue and therefore typically has a more direct relationship to changes in operating income. As we have continued to build our skill at venue operations, this has become an increasingly large part of our Concerts strategy, with a substantial focus on building our global owned or operated venue platform.

As a festival promoter, we typically book artists, secure festival sites, provide for third-party production services, sell tickets and advertise events to attract fans. We also provide or arrange for third parties to provide operational services as needed such as concessions, merchandising and security. We earn revenue from the sale of tickets and typically pay artists a fixed guaranteed amount. We also earn revenue from the sale of concessions, camping fees and service charges earned on tickets sold. For each event, we either use a festival site we own or rent a third-party festival site. Revenue is generally impacted by the number of events, volume of ticket sales and ticket prices. Event costs such as artist fees and production expenses are included in direct operating expenses and are typically substantial in relation to the revenue. Since the artist fees are typically fixed guarantees for these events, significant increases or decreases in festival promotion revenue will generally result in comparable changes to operating income.

*Ticketing*. Our Ticketing segment is primarily an agency business that sells tickets for events on behalf of its clients and retains a portion of the service charge as its fee. We sell tickets for our events and also for third-party clients across multiple live event categories, providing ticketing services for leading arenas, stadiums, amphitheaters, music clubs, concert promoters, professional sports franchises and leagues, college sports teams, performing arts venues, museums and theaters. We sell tickets through mobile apps, websites and ticket outlets. Our Ticketing segment also manages our online activities including enhancements to our websites and product offerings. Including intersegment revenue, our Ticketing business generated $3.1 billion, or 12%, of our total revenue during 2025, which excludes the face value of tickets sold and is net of the fees paid to our ticketing clients. Through all of our ticketing services, we sold approximately 346 million tickets in 2025 on which we were paid fees for our services. In addition, approximately 300 million tickets were sold, for which we did not receive a fee, using our Ticketmaster systems, including season seat packages, our venue clients' box offices, and other channels. Our ticketing sales are impacted by fluctuations in the availability of events for sale to the public, which may vary depending upon event scheduling by our clients. As ticket sales increase, related ticketing operating income generally increases as well.

We sell tickets on behalf of our clients through our ticketing platforms across the world. We generally enter into written agreements with individual clients to provide primary ticketing services for specified multi-year periods, typically ranging from three to five years. Pursuant to these agreements, clients and their content partners generally determine and then tell us what tickets will be available for sale, when such tickets will go on sale to the public and what the ticket price will be, sometimes with our analytical support. Agreements with venue clients in North America and Australia generally grant us exclusive rights to sell tickets for all events presented at the relevant venue for which tickets are made available to the general public. Agreements with promoter clients in other international markets generally grant us the right to an allocation of tickets for events presented by a given promoter at any venue, unless that venue is already covered by an existing exclusive agreement with our ticketing business or another ticketing service provider. Similarly, in such international markets we have venue agreements which provide Ticketmaster an allocation of tickets for all events at those venues. While we generally have the right to sell a substantial portion of our clients' tickets, venue and promoter clients often sell and distribute a portion of their tickets in-house through their box office and season ticket programs. In addition, under many written agreements between promoters and our clients, and generally subject to Ticketmaster approval, the client may allocate certain tickets for artist, promoter, agent and venue use and do not make those tickets available for sale by us. Due to these and other permitted third-party ticket distribution channels, we do not always sell all of our clients' tickets, even at venues where we are the exclusive primary ticketing service provider, and the amount of tickets that we sell varies from client to client and from event to event, and also varies as to any given client from year to year. We pay our clients for the rights to sell certain tickets, generally in the form of upfront payments, a portion of service fee revenue and the portion of other services at low or no cost.

We currently offer ticket resale services, sometimes referred to as secondary ticketing, principally through our integrated inventory platform, league/team platforms and other platforms internationally. We enter into arrangements with the holders of tickets previously distributed by a venue or other source to post those tickets for sale at a purchase price equal to a new sales price, determined by the ticket holder, plus a service fee paid by the buyer. The seller in this circumstance receives the new sales price less a seller service fee.

*Sponsorship & Advertising*. Our Sponsorship & Advertising segment employs a sales force that creates and maintains relationships with sponsors through a combination of strategic, international, national and local opportunities that allow businesses to reach customers through our concert, festival, venue and ticketing assets, including advertising on our websites. We work with our corporate clients to help create marketing programs that support their business goals and connect their brands directly with fans and artists. We also develop, book and produce custom events or programs for our clients' specific brands, which are typically presented exclusively to the clients' consumers. These custom events can involve live music events with talent and media, using both online and traditional outlets. Including intersegment revenue, our Sponsorship & Advertising business generated $1.3 billion, or 5%, of our total revenue during 2025. We typically experience higher revenue in the second and third quarters as a large portion of sponsorships are usually associated with our outdoor venues and festivals, which are primarily used in or occur from May through October. We expect our seasonality trends to evolve as we continue to expand our global operations.

We believe that we have a unique opportunity to connect the music fan to corporate sponsors and therefore seek to optimize this relationship through strategic sponsorship programs. We continue to also pursue the sale of national and local sponsorships, both domestically and internationally, and placement of advertising, including signage, online advertising and promotional programs. Many of our venues have naming rights sponsorship programs. We believe national and international sponsorships allow us to maximize our network of venues and festivals and to arrange multi-venue or multi-festival branding opportunities for advertisers. Our local and venue-focused sponsorships include venue signage, promotional programs, onsite activation, hospitality and tickets, and are derived from a variety of client companies across various industry categories.

**Live Nation Venue Details**

In the live entertainment industry, venue types generally consist of:

- *Stadiums*—Stadiums are multi-purpose facilities, often housing local sports teams. Stadiums typically have 30,000 or more seats. Although they are not specifically designed for live music, they are the largest venues available and have become increasingly popular for concerts.

- *Amphitheaters*—Amphitheaters are generally outdoor venues with between 5,000 and 30,000 seats that are used primarily in the summer season. We believe they are popular because they are designed specifically for concert events, with premium seat packages and better lines of sight and acoustics.

- *Arenas*—Arenas are indoor venues that are used as multi-purpose facilities, often housing local sports teams. Arenas typically have between 5,000 and 20,000 seats. Because they are indoors, they are able to offer amenities that other similar-sized outdoor venues cannot, such as luxury suites and premium club memberships. As a result, we believe they are popular for higher-priced concerts aimed at audiences willing to pay for these amenities.

- *Theaters*—Theaters are indoor venues that are built primarily for music events, but may include theatrical performances. These venues typically have a capacity of between 1,000 and 6,500. Theaters represent less risk to concert promoters because they have lower fixed costs associated with hosting a concert and may provide a more appropriately-sized venue for developing artists and more artists in general. Because these venues have a smaller capacity than an amphitheater or arena, they do not offer as much economic upside on a per show basis. Theaters can also be used year-round.

- *Clubs*—Clubs are indoor venues that are built primarily for music events, but may also include comedy clubs. These venues typically have a capacity of less than 2,000 and often without full fixed seating. Because of their small size, they do not offer as much economic upside, but they also represent less risk to a concert promoter because they have lower fixed costs associated with hosting a concert and also may provide a more appropriately-sized venue for developing artists. Clubs can also be used year-round. This category includes our House of Blues® and Brooklyn Bowl® venues whose live music halls are specially designed to provide optimum acoustics and typically can accommodate between 1,000 to 2,000 guests. A full-service restaurant and bar is located adjacent to the live music hall. We believe that the strength of the brand and the quality of the food, service and unique atmosphere in our restaurants attract customers to these venues independently from a live music event and generate a significant amount of repeat business from local customers.

- *Outdoor Spaces*—Outdoor spaces include green spaces, fields and parking lots that were not originally designed for live music and are temporarily adapted to host occasional events such as festivals and concerts. Outdoor spaces include festival sites used primarily in the summer season to stage large single-day or multi-day concert events featuring several artists on multiple stages. Depending on the location, festival site capacities can range from 10,000 to over 100,000 fans per day. We believe they are popular because of the value provided to the fan by packaging several artists together for an event. While festival sites only host a few events each year, they can provide higher operating income because we are able to generate income from many different services provided at the event.

- *Other Venues*—Other venues includes restaurants and exhibition and convention halls that typically are not used for live music events.

The following table summarizes the number of venues by type that we owned, other operated or had an equity interest over which we had a significant influence as of December 31, 2025:

| Venue Type | Capacity | Owned | Other Operated [1] | Equity Interest | Total |
|---|---|---|---|---|---|
| Stadium | More than 30,000 | 1 | 9 | 1 | 11 |
| Amphitheater | 5,000 - 30,000 | 10 | 66 | 2 | 78 |
| Arena | 5,000 - 20,000 | 4 | 37 | — | 41 |
| Theater | 1,000 - 6,500 | 10 | 100 | 2 | 112 |
| Club | Less than 2,000 | 11 | 113 | 1 | 125 |
| Outdoor Spaces [2] | Varies | 2 | 65 | — | 67 |
| Other Venues | Varies | 2 | 22 | 2 | 26 |
| Total venues in operation | | 40 | 412 | 8 | 460 |
| | | | | | |
| Venues currently under construction | | 1 | 9 | — | 10 |
| Venues not currently in operation | | 1 | 6 | — | 7 |
| | | | | | |
| Total venues in operation by location: | | | | | |
| North America | | 24 | 301 | 8 | 333 |
| International | | 16 | 111 | — | 127 |

_____

[1] Other operated includes leased venues, operated venues and venues where we have exclusive booking rights.

[2] Outdoor spaces includes operated festival sites with multi-year agreements providing us the right to use public or private land for a defined period of time leading up to and continuing after the festival. We may enter into multiple agreements for a single festival site or use the same site for multiple festivals. We have aggregated the agreements for each festival site and reported them as one festival site.

**Competition**

Competition in the live entertainment industry is intense. We believe that we compete primarily on the basis of our ability to deliver quality music events, sell tickets and provide enhanced fan and artist experiences. We believe that our primary strengths include:

- the quality of service delivered to our artists, fans, ticketing clients and corporate sponsors;

- our track record and reputation in promoting and producing live music events and tours both domestically and internationally;

- our artist relationships;

- our global footprint;

- the quality of our ticketing software and services;

- our ecommerce site and effective marketing capabilities;

- our diverse distribution platform of venues;

- the scope, effectiveness and expertise of our advertising and sponsorship programs; and

- our financial stability.

Although we believe that our products and services currently compete favorably with respect to such factors, we cannot provide any assurance that we can maintain our competitive position against current and potential competitors, especially those with significantly greater brand recognition, or greater financial, marketing, technical and other resources.

In the markets in which we promote music concerts, we face competition from other promoters and venue operators. We believe that barriers to entry into the promotion services business are low and that certain local promoters are increasingly expanding the geographic scope of their operations.

Some of our competitors in the live music promotion industry are Anschutz Entertainment Group, or AEG, Another Planet Entertainment, CTS Eventim, Jam Productions, Ltd., I.M.P., Outback Presents and TEG Dainty in addition to numerous smaller regional companies and various casinos and venues in North America, Europe, Asia and Australia. AEG operates under a number of different names including AEG Presents, Concerts West, Frontier Touring, Goldenvoice and Messina Touring Group. Some of our competitors in the live music industry have a stronger presence in certain markets, have access to other sports and entertainment venues and may have greater financial resources in those markets, which may enable them to gain a greater competitive advantage in relation to us.

In markets where we own or operate a venue, we compete with other venues to serve artists likely to perform in that general region. Consequently, touring artists have various alternatives to our venues when scheduling tours. Our main competitors in venue management include Legends Global, Madison Square Garden Entertainment Corp., The Nederlander Organization and Bowery Presents, in addition to numerous smaller regional companies in North America, Europe, Australia and New Zealand. Some of our competitors in venue management may have more attractive or a greater number of venues in certain markets, and may have greater financial resources in those markets.

The ticketing services industry includes the sale of tickets primarily through online and mobile channels, but also through telephone and ticket outlets. The transition to online and mobile ticket purchases has made it easier for technology-based companies to offer primary ticketing services and standalone, automated ticketing systems that enable venues to perform their own ticketing services or utilize self-ticketing systems. In the online environment, we compete with other websites, online event sites and ticketing companies to provide event information, sell tickets and provide other online services such as fan clubs and artist websites.

We experience competition from other national, regional and local primary ticketing service providers to secure new venue clients and to reach fans for events. Resale, or secondary, ticketing services have created more aggressive buying of primary tickets whereby certain brokers are using automated internet "bot" technology to attempt to buy the best tickets when they go on sale, notwithstanding federal and state prohibitions. We actively develop and apply methods to mitigate the impact of these bots, however, the bot technology constantly evolves and changes. The internet allows fans and other ticket resellers to reach a vastly larger audience through the aggregation of inventory on resale websites and marketplaces, and provides consumers with more convenient access to tickets for a larger number and greater variety of events.

We also face significant and increasing competition from companies that sell self-ticketing systems, as well as from venues that choose to integrate self-ticketing systems into their existing operations or acquire primary ticketing service providers. Our competitors include primary ticketing companies such as Tickets.com, AXS, Paciolan, Inc., CTS Eventim AG, Eventbrite, eTix, SeatGeek, Ticketek and Fever; secondary ticketing companies such as StubHub, Vivid Seats, Viagogo and SeatGeek; and many others, including large technology and ecommerce companies that could enter these markets.

Our main competitors at the local market level for sponsorships and advertising dollars include local sports teams, which often offer state-of-the-art venues, strong brand association and attractive local media packages, as well as festivals, theme parks and other local events. On the national level, our competitors include the major sports leagues that sell sponsorships combined with significant national media packages.

## Government Regulations

We are subject to federal, state and local laws, both domestically and internationally, governing matters such as:

- privacy and the protection of personal or sensitive information;

- compliance with the United States Foreign Corrupt Practices Act, the United Kingdom Bribery Act 2010 and similar regulations in other countries;

- primary ticketing and ticket resale services;

- construction, renovation and operation of our venues;

- licensing, permitting and zoning, including noise ordinances;

- human health, safety, security and sanitation requirements;

- the service of food and alcoholic beverages;

- working conditions, labor, minimum wage and hour, citizenship and employment laws;

- compliance with the Americans with Disabilities Act of 1990 ("ADA"), the United Kingdom's Disability Discrimination Act of 1995 ("DDA") and similar regulations in other countries;

- hazardous and non-hazardous waste and other environmental protection laws;

- sales and other taxes and withholding of taxes;

- marketing activities via the telephone and online; and

- historic landmark rules.

We believe that we are materially in compliance with these laws.

We are required to comply with federal, state and international laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data, an area that is increasingly subject to legislation and regulations in numerous jurisdictions around the world, including the European Union's GDPR (as defined and discussed below in Item 1A.—Risk Factors) and the California Consumer Protection Act. In addition, the Digital Services Act ("DSA") in the European Union came into force in November 2022 and the majority of its substantive provisions took effect in February 2024. The DSA imposes new obligations around illegal services or content on our sites, traceability of business users, and enhanced transparency measures.

We are required to comply with the laws of the countries in which we operate and also the United States Foreign Corrupt Practices Act and the United Kingdom Bribery Act 2010 regarding anti-bribery regulations. These regulations make it illegal for us to pay, promise to pay or receive money or anything of value to, or from, any government or foreign public official for the purpose of directly or indirectly obtaining or retaining business. This ban on illegal payments and bribes also applies to agents or intermediaries who use funds for purposes prohibited by the statute.

From time to time, federal, state, local and international authorities and/or consumers commence investigations, inquiries or litigation with respect to our compliance with applicable consumer protection, advertising, unfair business practice, antitrust (and similar or related laws) and other laws, particularly as related to primary ticketing and ticket resale services.

The regulations relating to our food service operations in our venues are many and complex. A variety of regulations at various governmental levels relating to the handling, preparation and serving of food, the cleanliness of food production facilities and the hygiene of food-handling personnel are enforced primarily at the local public health department level.

We also must comply with applicable licensing laws, as well as state and local service laws, commonly called dram shop statutes. Dram shop statutes generally prohibit serving alcoholic beverages to certain persons such as an individual who is intoxicated or a minor. If we violate dram shop laws, we may be liable to third parties for the acts of the customer. Although we generally hire outside vendors to provide these services at our larger operated venues and regularly sponsor training programs designed to minimize the likelihood of such a situation, we cannot guarantee that intoxicated or minor customers will not be served or that liability for their acts will not be imposed on us.

We are also required to comply with the ADA, the DDA and certain state statutes and local ordinances that, among other things, require that places of public accommodation, including our websites as well as existing and newly constructed venues, be accessible to customers with disabilities. The ADA and the DDA require that venues be constructed to permit persons with disabilities full use of a live entertainment venue. The ADA and the DDA may also require that certain modifications be made to existing venues to make them accessible to customers and employees who are disabled. In order to comply with the ADA, the DDA and other similar ordinances, we may face substantial capital expenditures in the future.

From time to time, governmental bodies have proposed legislation that could affect our business. For example, some legislatures have proposed laws in the past that would impose potential liability on us and other promoters and producers of live music events for entertainment taxes and for incidents that occur at our events, particularly relating to drugs and alcohol. Some jurisdictions have also proposed legislation that would restrict ticketing methods or mandate ticket practices.

In addition, we and our venues are subject to extensive environmental laws and regulations relating to the use, storage, disposal, emission and release of hazardous and non-hazardous substances, as well as zoning and noise level restrictions which may affect, among other things, the hours of operations of and the type of events we can produce at our venues.

## Our People and Culture

Bringing approximately 55,000 events to life and connecting over 805 million fans across all of our concerts and ticketing platforms, as we did in 2025, is a massive undertaking, made possible by our thousands of employees spread across 51 countries. Our teams come together every day to grow our business, and we recognize our people are the key to our success—whether they're putting on a show at one of our venues, selling tickets, working with our brand partners or supporting our businesses in a myriad of other ways.

### Taking Care of Our Own

Our core value with our employees is "taking care of our own," which means a top priority is making sure that every employee can rely on us to go above just providing standard compensation and benefits by offering assistance for a range of planned and unplanned situations. We also ensure that our employees have direct access to senior executives to raise concerns and share ideas. Our programs are structured under eight core pillars, designed to support key life moments:

- Taking Care of Yourself: To support employee well-being, we offer flexible vacation time, free ticket perks, wellness resources such as in-house and on-demand virtual meditation, crisis support, crowdfunding networks, and sobriety and recovery support through our Sober Nation programs. In 2025, we added the Sabbatical Program to reward long standing employees and their commitment to the company.

- Taking Care of Your Health: Beyond a full suite of medical, dental and vision benefits, we provide access to telehealth and telemedicine platforms available to employees and their family members enrolled in our medical plan.

- Taking Care of Your Mental Health: Our mental well-being offerings include free virtual mental health coaching or therapy sessions, group support sessions, 24/7 counselor support line, and both in-person and virtual meditation and yoga sessions for all full-time and part-time employees.

- Taking Care of Your Family: We provide assistance with fertility needs such as egg-freezing, egg-donation and IVF, as well as adoption or surrogacy, primary caregiver leave for new parents, sick leave to care of loved ones, and leave for bereavement or end-of-life care.

- Taking Care of Your Career: Our School of Live learning and development center, located at our Los Angeles headquarters, supports employee career advancement through leadership development programs for mid-career employees and internal career coaching opportunities. In 2025, we expanded our learning portfolio with more than 20 new global, live, and on-demand courses designed to strengthen professional and operational capabilities across the organization. These offerings enhance access to scalable learning, professional development, and coaching opportunities for employees worldwide. We also provide recognition for successful patent applications and offer tuition reimbursement programs to support continuing education.

- **Taking Care of Your Wealth**: We support employees' long-term financial well-being through retirement benefits, including 401(k) or pension matching, a stock reimbursement program, and student loan repayment assistance. We also provide a minimum hourly wage of $20.00 for eligible part-time club and seasonal amphitheater staff based on tenure.

- **Taking Care of Our Own**: During life's most difficult moments, we offer employees financial support to help them through a variety of crises, including unexpected deaths, natural disasters, and escaping domestic violence.

- **Taking Care of Others**: We are committed to supporting the communities around us in meaningful ways. In addition to providing employees paid time off to volunteer locally, since March 2020 our Crew Nation Global Relief Fund has delivered over $16.5 million in financial support to more than 16,000 live music crew members across 51 countries.

### *Our People*

We aspire to foster a workplace where all employees can contribute fully and feel valued. Some programs key to this mission include:

- **Promotion and Pay**: Ongoing reviews of positions and compensation with the goal of ensuring that all employees across Live Nation are paid appropriately and provided with promotion opportunities.

- **Employee Resource Groups**: Our employee-led groups, with executive leaders as sponsors, offer programming across our teams that promotes growth and connection through collaboration, professional development, networking, nonprofit support and community outreach.

- **Our Workforce**: As a global organization, we are committed to valuing and respecting all backgrounds, experiences, abilities and perspectives that enrich our workforce, and reflect our artist community and fan base.

- **Industry Engagement**: We partner with various nonprofit organizations to launch music business intensive courses and paid internship programs to introduce the next generation of industry newcomers to the technical skills required to succeed in careers in the live industry.

### *Human Capital*

Our compensation philosophy is focused on attracting and retaining talented individuals who contribute to our values and help lead our dynamic and innovative environment. To determine market-competitive pay for our employees, we use a combination of entertainment and technology industry benchmarks.

We are committed to encouraging and rewarding pay-for-performance that is aligned with business objectives in the best interest of our shareholders for long-term growth and profitability. We further strive to reward individual achievements and contributions that are both aligned with and supportive of our short- and long-term goals and core business values. We believe that our efforts in these areas are working and contributing to the overall success of the Company, as evidenced by accolades such as obtaining recognition for the following:

- Great Place to Work® certification (2017-19, 2022-25),

- Forbes' World's Top Companies for Women (2023-2025), World's Best Employers List (2023-2025), America's Best Employers for Company Culture (2025), America's Best-in-State Employers (2025), America's Best Employers For Women (2022-2023, 2025), America's Best Employers for New Grads (2022-25), America's Best Large Employers List (2022-25), Most Trusted Companies in America (2026), and America's Dream Employers List (2025-26),

- TIME's World's Best Companies (2023, 2025), 100 Most Influential Companies (2023), and America's Growth Leaders (2025), placing on Newsweek's America's Best of the Best (2024), America's Greatest Workplaces for Parents & Families (2024-25), America's Greatest Workplaces (2023-25), America's Greatest Workplaces for Job Starters (2024), America's Greatest Workplaces for Mental Well-being (2025), America's Greatest Workplaces for Women (2024-25), America's Greatest Workplaces for Diversity (2024-25), America's Greatest Workplaces for Culture, Belonging & Community (2026), and

- Fortune's World's Most Admired Companies List (2018-21, 2024-26), Sector Leaders (2024), Most Innovative Companies List (2024-25) and 500 List (2010-2020, 2023-25).

As of December 31, 2025, we had approximately 17,700 full-time employees. Our staffing needs vary significantly throughout the year and we also employ seasonal and part-time employees, primarily for our live music venues and festivals. At the end of 2025, we employed approximately 17,000 seasonal and part-time employees and during peak seasonal periods, particularly in the summer months, we employed as many as 37,000 seasonal and part-time employees in 2025.

## Labor Relations

The stagehands at some of our venues and other employees are subject to collective bargaining agreements. Our union agreements typically have a term of three years and thus regularly expire and require negotiation in the course of our business. We believe that we have good relationships with our employees and other unionized labor involved in our events, and there have been no related significant work stoppages in the past three years. Upon the expiration of any of our collective bargaining agreements, however, we may be unable to renegotiate on terms favorable to us, and our business operations at one or more of our facilities may be interrupted as a result of labor disputes or difficulties and delays in the process of renegotiating our collective bargaining agreements. In addition, our business operations at one or more of our facilities may also be interrupted as a result of labor disputes by outside unions attempting to unionize a venue even though we do not have unionized labor at that venue currently. A work stoppage at one or more of our owned or operated venues or at our promoted events could have a material adverse effect on our business, results of operations and financial condition. We cannot predict the effect that a potential work stoppage will have on our business operations.

## Information About Our Executive Officers

Set forth below are the names, ages and current positions of our executive officers and other significant employees as of February 12, 2026.

| Name | Age | Position |
| --- | --- | --- |
| Michael Rapino | 60 | President, Chief Executive Officer and Director |
| Omar Al-Joulani | 48 | President–Touring |
| Joe Berchtold | 61 | President and Chief Financial Officer |
| Brian Capo | 59 | Senior Vice President–Chief Accounting Officer |
| Liz Dyer | 40 | Senior Vice President–Human Resources |
| Arthur Fogel | 72 | Chairman–Global Music and President–Global Touring |
| Matthew Hansen | 44 | Chief Strategy Officer |
| Kaitlyn Henrich | 35 | Senior Vice President–Corporate Communications and Social Impact |
| John Hopmans | 67 | Executive Vice President–Mergers and Acquisitions and Strategic Finance |
| Saumil Mehta | 43 | President–Ticketmaster |
| Bob Roux | 68 | President–U.S. Concerts |
| Michael Rowles | 60 | General Counsel and Secretary |
| Russell Wallach | 60 | President–Sponsorship and Advertising |
| Michael Wichser | 47 | Chief Operating Officer–Ticketmaster |
| Jordan Zachary | 43 | Global President–Venue Nation |

*Michael Rapino* is our President and Chief Executive Officer and has served in this capacity since August 2005. He has also served on our board of directors since December 2005. Mr. Rapino has worked for us or our predecessors since 1999.

*Omar Al-Joulani* is our President of Touring and has served in this capacity since September 2021. Prior to that, Mr. Al-Joulani served in various North America touring roles since joining us in March 2010.

*Joe Berchtold* is our President and Chief Financial Officer. He has served as President since December 2017 and Chief Financial Officer since July 2021. Prior to that, Mr. Berchtold served as our Chief Operating Officer since joining us in April 2011.

*Brian Capo* is our Senior Vice President and Chief Accounting Officer and has served in this capacity since joining us in December 2007.

*Liz Dyer* is our Senior Vice President of Human Resources and has served in this capacity since September 2020. Prior to that, Ms. Dyer served in various human resources roles since joining us in April 2016.

*Arthur Fogel* is the Chairman of our Global Music group and President of our Global Touring division and has served in these capacities since 2005. Mr. Fogel has worked for us or our predecessors since 1999.

*Matthew Hansen* is our Chief Strategy Officer and has served in this capacity since August 2020. Prior to that, Mr. Hansen served in various strategic initiatives and operations roles since joining us in February 2012.

*Kaitlyn Henrich* is our Senior Vice President of Corporate Communications and Social Impact and has served in this capacity since January 2022. Prior to that, Ms. Henrich served in various corporate communications roles since joining us in January 2016.

*John Hopmans* is our Executive Vice President of Mergers and Acquisitions and Strategic Finance and has served in this capacity since joining us in April 2008.

*Saumil Mehta* is President of Ticketmaster and has served in this capacity since October 2025.

*Bob Roux* is President of our U.S. Concerts division and has served in this capacity since October 2010. Mr. Roux has worked for us or our predecessors since 1990.

*Michael Rowles* is our General Counsel and has served in this capacity since joining us in March 2006 and as our Secretary since May 2007.

*Russell Wallach* is President of our Sponsorship and Advertising division and has served in this capacity since July 2006. Mr. Wallach has worked for us or our predecessors since 1996.

*Michael Wichser* is our Chief Operating Officer of Ticketmaster and has served in this capacity since January 2021. Prior to that, Mr. Wichser served in various mergers and acquisitions and strategy and development roles since joining us in September 2014.

*Jordan Zachary* is our Global President of Venue Nation and has served in this capacity since January 2025. Prior to that, Mr. Zachary served as Co-President of U.S. Concerts and President of Regions U.S. Concerts since April 2021, and in various strategy and development roles since joining us in April 2015.

**Available Information**

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public through the SEC's website at *www.sec.gov*.

You can find more information about us online at our investor relations website located at *www.investors.livenationentertainment.com*. Our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those reports are available free of charge on our website as soon as reasonably practicable after we electronically file such material with the SEC. The information posted on or accessible through our website is not incorporated into this Annual Report on Form 10-K.

**ITEM 1A.   RISK FACTORS**

*You should carefully consider each of the following risks and all of the other information set forth in this Annual Report. The following risks relate principally to our business and operations, our leverage and our common stock. If any of the risks and uncertainties develop into actual events, this could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our common stock could decline.*


**Risks Relating to Our Business and the Live Events and Ticketing Industries**


***Our business is highly sensitive to public tastes and is dependent on our ability to secure popular artists and other live music events, and we and our ticketing clients may be unable to anticipate or respond to changes in consumer preferences, which may result in decreased demand for our services.***

Our business is highly sensitive to rapidly changing public tastes and is dependent on the availability of popular artists and events. Our live entertainment business depends in part on our ability to anticipate the tastes of consumers and to offer events that appeal to them. Since we rely on unrelated parties to create and perform at live music events, any unwillingness to tour or lack of availability of popular artists could limit our ability to generate revenue. In particular, there are a limited number of artists that can headline a major North American or global tour or who can sell out larger venues. If those artists do not choose to tour, or if we are unable to secure the rights to their future tours, then our concerts business would be adversely affected. Our artist management business could be adversely affected if the artists it represents do not tour or perform as frequently as anticipated, or if such tours or performances are not as widely attended by fans as anticipated due to changing tastes, general economic conditions or otherwise. Our ticketing business relies on third parties to create and perform live entertainment, sporting and leisure events and to price tickets to such events. Accordingly, our ticketing business' success depends, in part, upon the ability of these third parties to correctly anticipate public demand for particular events, as well as the availability of popular artists, entertainers and teams.

In addition, our live entertainment business typically books our live music tours four to eight months in advance of the beginning of the tour and often agrees to pay an artist a fixed guaranteed amount prior to our receiving any revenue. Therefore, if the public is not receptive to the tour, or we or an artist cancel the tour, we may incur a loss for the tour depending on the amount of the fixed guarantee or incurred costs relative to any revenue earned, as well as lost revenue we could have earned at booked venues. We have cancellation insurance policies in place to cover a portion of our losses if an artist cancels a tour but such policies may not be sufficient and are subject to deductibles. Furthermore, consumer preferences change from time to time, and our failure to anticipate, identify or react to these changes could result in reduced demand for our services, which would adversely affect our business, financial condition and results of operations.

***Our business depends on relationships between key promoters, executives, agents, managers, artists and clients and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.***

The live music business is uniquely dependent upon personal relationships, as promoters and executives within live music companies such as ours leverage their existing network of relationships with artists, agents and managers in order to secure the rights to the live music tours and events which are critical to our success. Due to the importance of those industry contacts to our business, the loss of any of our promoters, officers or other key personnel could adversely affect our business. Although we have entered into long-term agreements with many of those individuals described above to protect our interests in those relationships, we can give no assurance that all or any of these key employees or managers will remain with us or will retain their associations with key business contacts, including music artists, as some agreements between a manager and an artist are not for a fixed period of time and are instead terminable at will.

The success of our ticketing business depends, in significant part, on our ability to maintain and renew relationships with existing clients and to establish new client relationships. We anticipate that, for the foreseeable future, the substantial majority of our Ticketing segment revenue will be derived from both online and mobile sales of tickets. We also expect that revenue from primary ticketing services, which consists primarily of our portion of per ticket convenience charges and per order service fees, will continue to comprise the substantial majority of our Ticketing segment revenue. We cannot provide assurances that we will be able to maintain existing client contracts, or enter into or maintain new client contracts, on acceptable terms, if at all, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Another important component of our success is our ability to maintain existing and to build new relationships with third-party distribution channels, advertisers, sponsors and service providers. Any adverse change in these relationships, including the inability of these parties to fulfill their obligations to our businesses for any reason, could adversely affect our business, financial condition and results of operations.

***We face intense competition in the live music and ticketing industries, and we may not be able to maintain or increase our current revenue, which could adversely affect our business, financial condition and results of operations.***

Our businesses are in highly competitive industries, and we may not be able to maintain or increase our current revenue due to such competition. The live music industry competes with other forms of entertainment for consumers' discretionary spending and within this industry we compete with other venues to book artists, and, in the markets in which we promote music concerts, we face competition from other promoters and venue operators. Our competitors compete with us for key employees who have relationships with popular music artists and who have a history of being able to book such artists for concerts and tours. These competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential artists. Due to increasing artist influence and competition to attract and maintain artist clients, we may enter into agreements on terms that are less favorable to us, which could negatively impact our financial results. Our competitors may develop services, advertising options or music venues that are equal or superior to those we provide or that achieve greater market acceptance and brand recognition than we achieve. Within the live music industry, our artist management business also competes with numerous other artist management companies and individual managers in the United States alone, both to discover new and emerging artists and to represent established artists. Across the live music industry, it is possible that new competitors may emerge and rapidly acquire significant market share.

Our ticketing business faces significant competition from other national, regional and local primary ticketing service providers to secure new and retain existing clients on a continuous basis. Additionally, we face significant and increasing challenges from companies that sell self-ticketing systems and from clients who choose to self-ticket, through the integration of such systems into their existing operations or the acquisition of primary ticket services providers or by increasing sales through venue box offices and season and subscription sales. We also face competition in the resale of tickets from resale marketplaces and from other ticket resellers with online distribution capabilities. The advent of new technology, particularly as it relates to online ticketing, has amplified this competition. The intense competition that we face in the ticketing industry could cause the volume of our ticketing services business to decline. As we are also a content provider and venue operator we may face direct competition with our prospective or current primary ticketing clients, who primarily include live event content providers. This direct competition with our prospective or current primary ticketing clients could result in a decline in the number of ticketing clients we have and a decline in the volume of our ticketing business, which could adversely affect our business, financial condition and results of operations.

In the secondary ticket sales market, we have restrictions on our business that are not faced by our competitors, imposed as a result of agreements entered into with the Federal Trade Commission ("FTC"), the Attorneys General of several individual states, and various international governing bodies. These restrictions include: a requirement to clearly and conspicuously disclose on any primary ticketing website where a link or redirect to a resale website owned or controlled by us is posted, that the link is directing the user to a resale website and that ticket prices often exceed the ticket's original price; and a requirement to make certain clear and conspicuous disclosures and in certain instances disclose when a ticket being offered for resale is not "in-hand" as well as a requirement to monitor and enforce the compliance of third parties offering tickets on our websites with such disclosure requirements. There are certain state laws that now ban such speculative ticket listings, and the New York Attorney General has in the past brought lawsuits against resale companies for these practices; we do not, however, allow the use of such speculative ticketing practices on our websites.

Other variables related to the competitive environment that could adversely affect our financial performance by, among other things, leading to decreases in overall revenue, the number of sponsors, event attendance, ticket prices and fees or profit margins include:

- an increased level of competition for advertising dollars, which may lead to lower sponsorships as we attempt to retain advertisers or which may cause us to lose advertisers to our competitors offering better programs that we are unable or unwilling to match;
- unfavorable fluctuations in operating costs, including increased guarantees to artists, which we may be unwilling or unable to pass through to our customers via higher ticket prices;
- inability or unwillingness to fund the significant up-front cash requirements associated with our touring and ticketing businesses due to insufficient cash on hand or capacity under our senior secured credit facility, which could result in the loss of key tours to competitors or the inability to secure and retain ticketing clients;
- competitors' offerings that may include more favorable terms than we do in order to obtain agreements for new venues or ticketing arrangements or to obtain events for the venues they operate;
- technological changes and innovations that we are unable to adopt or are late in adopting that offer more attractive entertainment alternatives than we or other live entertainment providers currently offer, which may lead to a reduction in attendance at live events, a loss of ticket sales or lower ticket fees; and
- other entertainment options available to our audiences that we do not offer.

***Our success depends, in significant part, on entertainment, sporting and leisure events and economic and other factors adversely affecting such events could have a material adverse effect on our business, financial condition and results of operations.***

A decline in attendance at or reduction in the number of live entertainment, sporting and leisure events may have an adverse effect on our revenue and operating income. In addition, during periods of economic slowdown and recession, many consumers have historically reduced their discretionary spending and advertisers have reduced their advertising expenditures. The impact of economic slowdowns on our business is difficult to predict, but they may result in reductions in ticket sales, sponsorship opportunities and our ability to generate revenue. The risks associated with our businesses may become more acute in periods of a slowing economy or recession, which may be accompanied by a decrease in attendance at live entertainment, sporting and leisure events. Many of the factors affecting the number and availability of live entertainment, sporting and leisure events are beyond our control. For instance, certain sports leagues have experienced labor disputes leading to threatened or actual player lockouts. Any such lockouts that result in shortened or canceled seasons would adversely impact our business to the extent that we provide ticketing services to the affected teams both due to the loss of games and ticketing opportunities as well as the possibility of decreased attendance following such a lockout due to adverse fan reaction.

Our business depends on discretionary consumer and corporate spending. Many factors related to corporate spending and discretionary consumer spending, including economic conditions affecting disposable consumer income such as unemployment levels, fuel prices, interest rates, changes in tax rates and tax laws that impact companies or individuals, and inflation can significantly impact our operating results. Business conditions, as well as various industry conditions, including corporate marketing and promotional spending and interest levels, can also significantly impact our operating results. These factors can affect attendance at our events, premium seat sales, sponsorship, advertising and hospitality spending, concession and merchandise sales, as well as the financial results of sponsors of our venues, events and the industry. Negative factors such as challenging economic conditions and public concerns over terrorism and security incidents, particularly when combined, can impact corporate and consumer spending, and one negative factor can impact our results more than another. There can be no assurance that consumer and corporate spending will not be adversely impacted by current economic conditions, or by any future deterioration in economic conditions, thereby possibly impacting our operating results and growth.

***We are dependent upon our ability to lease, acquire and develop live music venues, and if we are unable to do so on acceptable terms, or at all, our results of operations could be adversely affected.***

Our Concerts and Sponsorship & Advertising segments require access to venues to generate revenue from live music events. For these events, we use venues that we own, as well as a number of live music venues under various agreements which include leases with third parties, ownership through an equity interest or booking agreements, which are agreements where we contract to book the events at a venue for a specific period of time. Our long-term success in the live music business will depend in part on the availability of venues, our ability to lease these venues and our ability to enter into booking agreements upon their expiration. As many of these agreements are with third parties over whom we have little or no control, we may be unable to renew these agreements or enter into new agreements on acceptable terms or at all, and may be unable to obtain favorable agreements with venues. Our ability to renew these agreements or obtain new agreements on favorable terms depends on a number of other factors, many of which are also beyond our control, such as national and local business conditions and competition from other promoters. If the cost of renewing these agreements is too high or the terms of any new agreement with a new venue are unacceptable or incompatible with our existing operations, we may decide to forego these opportunities. There can be no assurance that we will be able to renew these agreements on acceptable terms or at all, or that we will be able to obtain attractive agreements with substitute venues, which could have a material adverse effect on our results of operations.

We may continue to expand our operations through the development of live music venues and the expansion of existing live music venues, which poses a number of risks, including:

- construction of live music venues may result in cost overruns, delays or unanticipated expenses;
- desirable sites for live music venues may be unavailable or costly;
- the attractiveness of our current venues may deteriorate over time; and
- competition may impact our ability to earn attractive returns on our investments.

Growth or maintenance of our existing revenue depends in part on consistent investment in our venues. Therefore, we expect to continue to make substantial capital improvements to meet long-term increasing demand, improve value and grow revenue. We frequently have a number of significant capital projects underway. Numerous factors, many of which are beyond our control, may influence the ultimate costs and timing of various capital improvements.

The amount of capital expenditures can vary significantly from year to year. In addition, actual costs could vary materially from our estimates if our assumptions about the quality of materials, equipment or workmanship required or the cost of financing such expenditures were to change. Construction is also subject to governmental permitting processes which, if changed, could materially affect the ultimate cost.

Additionally, the market potential of live music venue sites cannot be precisely determined, and our live music venues may face competition in markets from unexpected sources. Newly constructed live music venues may not perform up to our expectations. We face significant competition for potential live music venue locations and for opportunities to acquire existing live music venues. Because of this competition, we may be unable to add to or maintain the number of our live music venues on terms we consider acceptable.

***There is the risk of personal injuries and accidents in connection with our live music events, which could subject us to personal injury or other claims and increase our expenses, as well as reduce attendance at our live music events, causing a decrease in our revenue.***

There are inherent risks involved with producing live music events. As a result, personal injuries and accidents have occurred, and may in the future occur, from time to time, which could subject us to claims and liabilities for personal injuries. Incidents in connection with our live music events at any of our venues or festival sites that we own or rent could also result in claims, reducing operating income or reducing attendance at our events, which could cause a decrease in our revenue. We have been subject to wrongful death claims and are currently subject to other litigation. In addition, while we have security protocols in place at our events, illegal drug use or alcohol consumption at our events could result in negative publicity, adverse consequences (including illness, injury or death) to the persons engaged in such activities or others, and litigation against us. While we maintain insurance policies that provide coverage within limits that are sufficient, in management's judgment, to protect us from material financial loss for personal injuries sustained by persons at our venues or events or accidents in the ordinary course of business, there can be no assurance that such insurance will be adequate at all times and in all circumstances.

For instance, on November 5, 2021, the Astroworld music festival was held in Houston, Texas. During the course of the festival, ten members of the audience sustained fatal injuries and others suffered non-fatal injuries. Following these events, hundreds of civil lawsuits were filed against Live Nation Entertainment, Inc. and related entities, asserting insufficient crowd control and other theories, seeking compensatory and punitive damages. All lawsuits relating to Astroworld have been resolved since early 2025. We incurred losses in excess of our insurance recovery in connection with those lawsuits.

***Poor weather adversely affects attendance at our live music events, which could negatively impact our financial performance from period to period.***

We promote and/or ticket many live music events. Weather conditions surrounding these events affect sales of tickets, concessions and merchandise, among other things. Poor weather conditions can have a material effect on our results of operations particularly because we promote and/or ticket a finite number of events. Increased weather variability due to climate change exacerbates weather-related issues we face. Due to weather conditions, we may be required to cancel or reschedule an event to another available day or a different venue, which would increase our costs for the event and could negatively impact the attendance at the event, as well as concession and merchandise sales. Poor weather can affect current periods as well as successive events in future periods.

**Risks Relating to Information Technology, Cybersecurity and Intellectual Property**

***The success of our ticketing business and other operations depends, in part, on the integrity of our systems and infrastructure, as well as affiliate and third-party computer systems, computer networks and other communication systems. System interruption and the lack of integration and redundancy in these systems and infrastructure may have an adverse impact on our business, financial condition and results of operations.***

System interruption and the lack of integration and redundancy in the information systems and infrastructure, both of our own ticketing systems and other computer systems and of affiliate and third-party software, computer networks and other communications systems service providers on which we rely, may adversely affect our ability to operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations. Such interruptions could occur by virtue of natural disaster, malicious actions such as hacking or acts of terrorism or war, or human error. In addition, the loss of some or all of certain key personnel could require us to expend additional resources to continue to maintain our software and systems and could subject us to systems interruptions. The large infrastructure plant that is required to operate our systems requires an ongoing investment of time, money and effort to maintain or refresh hardware and software and to ensure it remains at a level capable of servicing the demand and volume of business that Ticketmaster receives. Failure to do so may result in system instability, degradation in performance, or unfixable security vulnerabilities that could adversely impact both the business and the consumers utilizing our services.

While we have backup systems for certain aspects of our operations, disaster recovery planning by its nature cannot be sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. If any of these adverse events were to occur, it could adversely affect our business, financial condition and results of operations.

***Data loss or other breaches of our network security could materially harm our business and results of operations, and the processing, storage, use and disclosure of personal or sensitive information could give rise to liabilities and additional costs as a result of governmental regulation, litigation and conflicting legal requirements relating to personal privacy rights.***

Due to the nature of our business, we process, store, use, transfer and disclose certain personal or sensitive information about our customers and employees. Penetration of our network or other misappropriation or misuse of personal or sensitive information and data, including credit card information and other personally identifiable information, could cause interruptions in our operations and subject us to increased costs, litigation, inquiries and actions from governmental authorities, and financial or other liabilities. In addition, security breaches, incidents or the inability to protect information could lead to increased incidents of ticketing fraud and counterfeit tickets. Security breaches and incidents could also significantly damage our reputation with consumers, ticketing clients and other third parties, and could result in significant costs related to remediation efforts, such as credit or identity theft monitoring.

Although we have developed systems and processes that are designed to protect customer and employee information and to prevent security breaches or incidents (which could result in data loss or other harm or loss), such measures cannot provide absolute security or certainty. It is possible that advances in computer and hacker capabilities, new variants of malware, the development of new penetration methods and tools, inadvertent violations of company policies or procedures or other developments could result in a compromise of customer or employee information or a breach of the technology and security processes that are used to protect customer and employee information. The techniques used to obtain unauthorized access, automate or expedite transactions or other activities on our platform, disable or degrade service or sabotage systems (or otherwise bring about one or more of these effects) may change frequently and as a result, may be difficult for our business to detect for long periods of time and may impact the efficacy of our defenses and/or the products and services we provide. In addition, despite our best efforts, we may be unaware of or unable to anticipate these techniques or implement adequate preventative measures. We have expended significant capital and other resources to protect against and remedy such potential security breaches, incidents and their consequences, and will continue to do so in the future, including the establishment of a dedicated cybersecurity organization within our larger technology environment, as well as cybersecurity roles in critical business areas.

We also face risks associated with security breaches and incidents affecting third parties with which we are affiliated or with which we otherwise conduct business. In particular, hardware, software or applications we develop or procure from third parties may contain, and have contained, defects in design or manufacture and/or may pose a security risk that could unexpectedly compromise information security, but none of which have been material to date. Consumers are generally concerned with the security and privacy of the internet, and any publicized security problems affecting our businesses and/or third parties may discourage consumers from doing business with us, which could have an adverse effect on our business, financial condition and results of operations.

In addition to the above concerns related to network and data security, the collection, transfer, use, disclosure, security and retention of personal or sensitive information and other user data are governed by existing and evolving federal, state and international laws. We have expended significant capital and other resources to keep abreast of the evolving privacy landscape, including the establishment of a dedicated global privacy organization within our legal team. However, our business could be adversely affected if legislation or regulations are expanded to require changes in business practices or policies (including, for example, practices or policies regarding the collection, transfer, use, disclosure, security, and retention of personal or sensitive information), or if governing jurisdictions interpret or implement legislation or regulations in a manner which negatively affects our business, financial condition and/or results of operations. Due to the changes in the data privacy regulatory environment, we may incur additional costs and challenges to our business that restrict or limit our ability to collect, transfer, use, disclose, secure, or retain personal or sensitive information. These changes in data privacy laws may require us to modify our current or future products, services, programs, practices or policies, which may in turn impact the products and services available to our customers.

Regulators and government enforcement actions worldwide are imposing significant fines against companies for data privacy violations. Our business operations, including our ticketing business, involve the collection, transfer, use, disclosure, security, and disposal of personal or sensitive information in various locations around the world, including the European Union ("E.U."), where the General Data Protection Regulation ("GDPR") governs data privacy and can result in the imposition of significant fines and penalties. In addition, following the withdrawal of the United Kingdom ("U.K.") from the E.U. on December 31, 2020, we were required to separately comply with the U.K.'s data protection law, under which additional fines and penalties could be imposed independent of the GDPR. U.K. data protection law has continued to evolve and, notwithstanding the current E.U. decision that allows data to be transferred from the E.U. to the U.K., we anticipate additional changes to U.K. data protection law within the next 12-18 months. In the United States, several states (including California, Virginia, and Colorado) have required us to update our policies and procedures to continue to protect data as required under those laws. State and federal legislators in the United States continue to consider, and enact, new privacy laws, which may require further updates to ensure compliance. Other jurisdictions in which we have operations, including Asia, India, Mexico and South America have also become active with privacy legislation. Additional changes to data privacy laws and regulations around the world could lead to additional compliance costs and could increase our overall risk.

As we expand our operations into new jurisdictions, the costs associated with compliance with applicable local data privacy laws and regulations increases. It is possible that government or industry regulation in these markets will require us to deviate from our standard processes and/or make changes to our products, services and operations, which will increase operational cost and risk.

Our failure or the failure of the various third-party vendors and service providers with which we are affiliated or otherwise conduct business to comply with applicable federal, state or international laws and regulations and/or to comply with our privacy policies and/or or any compromise of security that results in the unauthorized collection, transfer, use or disclosure of personal or sensitive information or other user data may result in negative publicity resulting in reputation or brand damage, may discourage potential users from purchasing tickets or trying our products and services, and may result in proceedings/fines by governmental agencies and/or private litigation brought by consumers; the realization of one or all of the foregoing could adversely affect our business, financial condition and results of operations.

***We may fail to adequately protect our intellectual property rights or may be accused of infringing upon intellectual property rights of third parties.***

We regard our intellectual property rights, including patents, trademarks and domain names, copyrights, trade secrets and similar intellectual property (as applicable) as critical to our success. We also rely heavily upon software codes, informational databases and other components that make up our products and services.

We have been granted trademark registrations and patents and also have trademark and patent applications pending with the United States Patent and Trademark Office and/or various foreign authorities for various proprietary trademarks, technologies and other inventions. Any patent or trademark application filed may not result in a patent or trademark registration being issued, or existing or future patents or trademarks may not be adjudicated valid by a court or be afforded adequate protection against competitors. Likewise, the issuance of a patent or trademark registration to us does not mean that its processes, inventions or trademark will not be found to infringe upon rights previously issued to third parties. We rely on a combination of laws and contractual restrictions with employees, customers, suppliers, affiliates and others to establish and protect these proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without authorization which, if discovered, might require legal action to correct. In addition, third parties may independently develop substantially similar intellectual properties, but depending on how similar they are, we may take action against those third parties as described below.

From time to time, we are subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the intellectual property rights of third parties. Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of brand names or other intellectual property and could adversely affect our business, financial condition and results of operations. Therefore, litigation may be necessary in the future to enforce our intellectual property rights, protect trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations.

## Risks Relating to Governmental Regulation and Litigation

***We operate in international markets which subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect our business, financial condition and results of operations.***

We provide services in various jurisdictions abroad through a number of brands and businesses that we own and operate, as well as through joint ventures, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

- political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we currently have international operations or into which we may expand, particularly in the case of emerging markets;
- more restrictive or otherwise unfavorable government regulation of the live entertainment and ticketing industries, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide services and the amount of related fees charged for such services;
- limitations on the enforcement of intellectual property rights;
- limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings;
- adverse tax consequences due both to the complexity of operating across multiple tax regimes as well as changes in, or new interpretations of, international tax treaties and structures;
- expropriations of property and risks of renegotiation or modification of existing agreements with governmental authorities;
- diminished ability to legally enforce our contractual rights in foreign countries;
- limitations on technology infrastructure, which could limit our ability to migrate international operations to a common ticketing system;
- variability in venue security standards and accepted practices;
- lower levels of internet usage, credit card usage and consumer spending in comparison to those in the United States; and
- difficulties in managing operations and adapting to consumer desires due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by United States law and our internal policies and procedures, and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently.

As we expand into new markets these risks will be intensified and will have the potential to impact a greater percentage of our business and operating results. Our ability to expand our international operations into new jurisdictions, or further into existing jurisdictions, will depend, in significant part, on our ability to identify potential acquisition candidates, joint venture or other partners, and enter into arrangements with these parties on favorable terms, as well as our ability to make continued investments to maintain and grow existing international operations. If the revenue generated by international operations is insufficient to offset expenses incurred in connection with the maintenance and growth of these operations, our business, financial condition and results of operations could be materially and adversely affected. In addition, in an effort to make international operations in one or more given jurisdictions profitable over the long term, significant additional investments that are not profitable over the short term could be required over a prolonged period.

In foreign countries in which we operate, a risk exists that our employees, contractors or agents could, in contravention of our policies, engage in business practices prohibited by applicable United States laws and regulations, such as the United States

Foreign Corrupt Practices Act, as well as the laws and regulations of other countries prohibiting corrupt payments to government officials such as the United Kingdom Bribery Act 2010. We maintain policies prohibiting such business practices and have in place global anti-corruption compliance and training programs designed to ensure compliance with these laws and regulations. Nevertheless, the risk remains that one or more of our employees, contractors or agents, including those based in or from countries where practices that violate such United States laws and regulations or the laws and regulations of other countries may be customary, as well as those associated with newly-acquired businesses, will engage in business practices that are prohibited by our policies, circumvent our compliance programs and, by doing so, violate such laws and regulations. Any such violations, even if prohibited by our internal policies, could result in fines, criminal sanctions against us and/or our employees, prohibitions on the conduct of our business and damage to our reputation, which could adversely affect our business, financial condition and results of operations.

### *We are subject to extensive governmental regulation, and our failure to comply with these regulations could adversely affect our business, financial condition and results of operations.*

Our operations are subject to federal, state and local statutes, rules, regulations, policies and procedures, both domestically and internationally, which are subject to change at any time, governing matters such as:

- privacy laws and protection of personal or sensitive information, as more particularly described above under the risk factor related to our processing, storage, use and disclosure of personal or sensitive information;
- compliance with the United States Foreign Corrupt Practices Act, the United Kingdom Bribery Act 2010 and similar regulations in other countries, as more particularly described above under the risk factor related to our international operations;
- primary ticketing and ticket resale services;
- construction, renovation and operation of our venues;
- licensing, permitting and zoning, including noise ordinances;
- human health, safety, security and sanitation requirements;
- the service of food and alcoholic beverages;
- working conditions, labor, minimum wage and hour, citizenship and employment laws;
- compliance with the ADA and the DDA;
- hazardous and non-hazardous waste and other environmental protection laws;
- sales and other taxes and withholding of taxes;
- marketing activities via the telephone and online; and
- historic landmark rules.

Our failure to comply with these laws and regulations could result in proceedings/fines against us by governmental agencies and private actions brought by consumers, which if material, could adversely affect our business, financial condition and results of operations. While we attempt to conduct our business and operations in a manner that we believe to be in compliance with such laws and regulations, there can be no assurance that a law or regulation will not be interpreted or enforced in a manner contrary to our current understanding of the law or regulation. In addition, the promulgation of new laws, rules and regulations could restrict or unfavorably impact our business, which could decrease demand for services, reduce revenue, increase costs and/or subject us to additional liabilities. For example, some legislatures have proposed laws in the past that would impose potential liability on us and other promoters and producers of live music events for entertainment taxes and for incidents that occur at our events, particularly relating to drugs and alcohol. Additionally, governmental actions such as the current sanctions by the United States Department of the Treasury's Office of Foreign Assets Control and European regulators on certain Russian individuals and entities, as well as other sanctions elsewhere in the world, could restrict or limit our business activities in certain areas or subject us to sanction for noncompliance, even if inadvertent. More recently, the European Unions's DSA came into force in November 2022 and the majority of its substantive provisions took effect in February 2024. The DSA imposes new obligations around illegal services or content on our sites, traceability of business users, and enhanced transparency measures, and failure to comply can result in fines of up to 6% of total annual worldwide turnover.

From time to time, federal, state and local authorities and/or consumers commence investigations, inquiries or litigation with respect to our compliance with applicable consumer protection, advertising, unfair business practice, antitrust (and similar or related laws) and other laws. Our businesses have historically cooperated with authorities in connection with these investigations. We are currently subject to agreements with the States of New Jersey, Maryland, Nevada, Illinois, and North Carolina and the FTC which govern, and in certain cases place limitations on, our ticketing resale practices. Our competitors in the secondary ticket sales market are not, to our knowledge, bound by such limitations (other than as a result of laws that apply equally to all secondary ticket sellers) and as a result, we may be at a competitive disadvantage. From time to time, other states, Canadian provinces and the federal government have commenced investigations or inquiries related to other aspects of our ticketing business, including a now-settled suit brought by the Canadian Competition Bureau relating to alleged deceptive marketing practices. In addition, until recently, we were bound by the terms of a consent decree with the United States Department of Justice entered into in connection with our merger with Ticketmaster Entertainment LLC, which placed certain restraints on our business. We have incurred legal expenses in connection with the defense of governmental investigations and litigation in the past and may be required to incur additional expenses in the future regarding such investigations and litigation. In the case of antitrust (and similar or related) matters, any adverse outcome could limit or prevent us from engaging in the ticketing business generally (or in a particular segment thereof) or subject us to potential damage assessments, all of which could have a material adverse effect on our business, financial condition and results of operations.

***Unfavorable outcomes in legal proceedings may adversely affect our business and operating results.***

Our results may be affected by the outcome of pending and future litigation. Unfavorable rulings in our legal proceedings may have a negative impact on us that may be greater or smaller depending on the nature of the rulings. In addition, we are currently, and from time to time in the future may be, subject to various other claims, investigations, legal and administrative cases and proceedings (whether civil or criminal) or lawsuits by governmental agencies or private parties, as further described in the immediately preceding risk factor. If the results of these investigations, proceedings or suits are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions or other censure that could have a material adverse effect on our business, financial condition and results of operations. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could harm our business, financial condition and results of operations. Refer to Item 3—Legal Proceedings for further discussion.

***The U.S. Department of Justice and the attorneys general of certain states have sued us alleging violations of various federal and state laws pertaining to antitrust, competition, unlawful or unfair business practices, restraint of trade, and other causes of action. In addition, the United States Federal Trade Commission and the attorneys general of certain states have sued us alleging violations of various federal and state laws relating to alleged deceptive and illegal ticketing practices. An unfavorable outcome in either of these matters could adversely affect our business and operating results.***

In May 2024, we were sued by the United States Department of Justice and state authorities for alleged violations of various laws pertaining to antitrust, competition, unlawful or unfair business practices, restraint of trade, and other causes of action, with various forms of relief requested for the alleged violations, including without limitation the divestiture of Ticketmaster by the Company, cancellation of certain ticketing contracts, enjoining the Company from engaging in anticompetitive practices, monetary damages, and other forms of relief. The case is now in its late stages, with discovery completed. It is presently scheduled to go to trial on March 2, 2026.

Separately, in September 2025, the United States Federal Trade Commission, joined by the attorneys general of seven states, filed a lawsuit against us alleging that we advertised ticket prices to consumers that were deceptively lower than prices displayed at checkout, deceived consumers about the enforcement of advertised event ticket purchase limits and facilitated the sale of tickets unlawfully acquired by ticket brokers. The plaintiffs allege that we violated the Better Online Ticket Sales Act and Section 5 of the FTC Act, as well as various state consumer protection statutes and seek injunctive relief, statutory penalties and restitution for consumers. The case is in its initial stages.

We believe that we have substantial defenses to the claims asserted in these two matters, but due to the nature of the allegations and the potential remedies being sought, an unfavorable outcome in either matter could have a material adverse impact on our business and operating results. Refer to Item 3—Legal Proceedings for further discussion.

### General Risks Relating to our Business and Operations

***We may be adversely affected by the occurrence of extraordinary events, such as terrorist attacks or disease epidemics, such as the COVID-19 pandemic.***

The occurrence and threat of extraordinary events, such as terrorist attacks, intentional or unintentional mass-casualty incidents, public health concerns such as contagious disease outbreaks, natural disasters or similar events, may deter artists from touring and/or substantially decrease the use of and demand for our services and the attendance at live music events, which may decrease our revenue or expose us to substantial liability. The terrorism and security incidents in the past, military actions in foreign locations, periodic elevated terrorism alerts and fears from publicized contagious disease outbreaks have raised numerous challenging operating factors, including public concerns regarding air travel, military actions and additional national or local catastrophic incidents, causing a nationwide disruption of commercial and leisure activities.

In the event of actual or threatened terrorism events, some artists may refuse to travel or book tours, which could adversely affect our business. Attendance at events may decline due to fears over terrorism and contagious disease outbreaks, which could adversely impact our operating results. There have been terrorist attacks at events that we have promoted or with which we have otherwise been involved, which have resulted in lawsuits questioning, among other things, the adequacy of the security precautions at these events. While we are constantly evaluating the security precautions for our events in an effort to ensure the safety of the public, no security measures can guarantee safety and there can be no assurances that we won't face liabilities, which could be substantial and materially impact our operating results, in connection with such terrorist attacks at our events. In addition, we hold a large number of events at third-party venues that we do not own or operate. While we do not have direct control over the security at such venues, there can be no guarantees that victims of a terrorism or casualty event at such venues will not seek to impose, or ultimately be successful in imposing, liability on us.

The global COVID-19 pandemic had a material negative impact on our business and operating results. During the height of the pandemic, we ceased all Live Nation tours and closed our venues to support global efforts at social distancing and mitigating the spread of the virus, and to comply with restrictions put in place by various governmental entities. Each of our segments depends on live music and sporting events in order to generate most of its revenue. There can be no assurances that new outbreaks of COVID-19 or other epidemics will not again cause operations in impacted markets to close and/or revert to restrictions on activities experienced during the height of the pandemic for an unknown duration of time.

While we have health and safety programs designed to mitigate the risks that are inherent in the staging of concerts and other events, as well as those associated with extraordinary occurrences or actions that may take place at our events, there can be no assurances that these programs will be sufficient to fully cover every possibility. Despite our best efforts, some occurrences or actions are difficult to foresee and adequately plan for, which could lead to fan, vendor and/or employee harm resulting in fines, penalties, legal costs and reputational risk that could materially and adversely impact our business and results of operations.

***Exchange rates may cause fluctuations in our results of operations that are not related to our operations.***

Because we own assets overseas and derive revenue from our international operations, we may incur currency translation losses or gains due to changes in the values of foreign currencies relative to the United States Dollar. We cannot predict the effect of exchange rate fluctuations upon future operating results. For the year ended December 31, 2025, our international operations accounted for approximately 43% of our revenue. We cannot predict the future relationship between the United States Dollar and the currencies used by our international businesses, principally the British Pound, Euro, Australian Dollar, Canadian Dollar and Mexican Peso. We experienced foreign exchange rate operating income of $10.7 million and $29.6 million for the years ended December 31, 2025 and December 31, 2023, respectively, and foreign exchange operating losses of $52.4 million for the year ended December 31, 2024, which impacted our operating income. See Item 7A.—Quantitative and Qualitative Disclosures about Market Risk.

***We may enter into future acquisitions and take certain actions in connection with such transactions, including actions taken to comply with antitrust, competition and other regulations, that could affect our business and results of operations; if we are unsuccessful in our future acquisition endeavors, our business could be adversely impacted.***

Our future growth rate depends in part on our selective acquisition of additional businesses. A portion of our growth has been attributable to acquisitions. We may be unable to identify other suitable targets for further acquisition or make further acquisitions at favorable prices. If we identify a suitable acquisition candidate, our ability to successfully complete the acquisition would depend on a variety of factors, and may include our ability to obtain financing on acceptable terms and requisite government approvals. In addition, the credit agreement for our senior secured credit facility restricts our ability to make certain acquisitions. In connection with future acquisitions, we could take certain actions that could adversely affect our business, including:

- using a significant portion of our available cash;
- issuing equity securities, which would dilute current stockholders' percentage ownership;
- incurring substantial debt;
- incurring or assuming contingent liabilities, known or unknown;
- incurring amortization expenses related to intangibles; and
- incurring large accounting write-offs or impairments.

In addition, acquisitions involve inherent risks which, if realized, could adversely affect our business and results of operations, including those associated with:

- integrating the operations, financial reporting, technologies and personnel of acquired companies, including establishing and maintaining a system of internal controls appropriate for a public company environment;
- managing geographically dispersed operations;
- the diversion of management's attention from other business concerns;

- the inherent risks in entering markets or lines of business in which we have either limited or no direct experience;
- the potential loss of key employees, customers and strategic partners of acquired companies; and
- the impact of laws and regulations relating to antitrust at the state, federal and international levels, which could significantly affect our ability to complete acquisitions and expand our business.

***Our operations are seasonal and our results of operations vary from quarter to quarter and year over year, so our financial performance in certain financial quarters or years may not be indicative of, or comparable to, our financial performance in subsequent financial quarters or years.***

We believe our financial results and cash needs will vary greatly from quarter to quarter and year to year depending on, among other things, the timing of tours, tour cancellations, event ticket on-sales, capital expenditures, seasonal and other fluctuations in our operating results, the timing of guaranteed payments and receipt of ticket sales and fees, financing activities, acquisitions and investments and receivables management. Because our results may vary significantly from quarter to quarter and year to year, our financial results for one quarter or year cannot necessarily be compared to another quarter or year and may not be indicative of our future financial performance in subsequent quarters or years. Typically, we experience our lowest financial performance in the first and fourth quarters of the calendar year as our outdoor venues are primarily used, and our festivals primarily occur, during May through October. In addition, the timing of tours of top grossing acts can impact comparability of quarterly results year over year and potentially annual results. The timing of event on-sales by our ticketing clients can also impact this comparability. In addition, the seasonality of our businesses could create cash flow management risks if we do not adequately anticipate and plan for periods of decreased activity, which could negatively impact our ability to execute on our strategy, which in turn could harm our results of operations.

The following table sets forth our operating income (loss) for the last eight fiscal quarters (in thousands):

|  | 2025 | 2024 |
|---|---|---|
| **March 31** | $ 114,769 | $ (41,390) |
| **June 30** | 486,653 | 465,819 |
| **September 30** | 792,451 | 639,525 |
| **December 31** | (142,656) | (239,444) |

***Costs associated with, and our ability to obtain, adequate insurance could adversely affect our profitability and financial condition.***

We currently secure insurance programs to address our various insurable risks with terms, conditions and costs that management deems appropriate for our business. However, heightened concerns and challenges regarding property, casualty, business interruption, contingency and other insurance coverage have resulted from terrorist and other security incidents along with varying weather-related conditions, pandemics and other incidents. Any such events that are of a massive scale causing significant losses to insurance providers could negatively impact the insurance marketplace, and as a result, we may experience increased difficulty obtaining sufficiently high policy limits of coverage at a cost we believe to be reasonable, including coverage for acts of terrorism, cyber attacks, weather-related damage and disruptions and other perils associated with our operations, including communicable diseases and/or pandemics, artist illnesses and/or inability to perform, and other general casualty matters. We have experienced a significant increase in our cost to obtain insurance over the past several years, though it is difficult to gauge the portion of this increase that is due to conditions in the insurance marketplace generally versus that attributable to our claims history for the mass casualty, cybersecurity, the global COVID-19 pandemic, event cancellations, and other incidents that we have faced. We have a material investment in property and equipment at each of our venues, which are generally located near major cities and which hold events typically attended by a large number of fans. We also have a significant investment in technology, including our ticketing systems. At December 31, 2025, we had property and equipment with a net book value of $3.4 billion. We cannot guarantee that future increases in insurance costs and difficulties obtaining high policy limits will not adversely impact our profitability, thereby possibly impacting our operating results and growth.

We cannot provide assurance that our insurance policy coverage limits, including insurance coverage for property, casualty, artists, business interruption losses, cyber attacks and acts of terrorism, would be adequate under the circumstances should one or multiple events occur at or near any of our business locations, or that our insurers would have adequate financial resources to sufficiently or fully pay our related claims or damages. We cannot guarantee that adequate coverage limits will be available, offered at a reasonable cost, or offered by insurers with sufficient financial soundness. The occurrence of such an incident or incidents affecting any one or more of our business facilities could have a material adverse effect on our financial position and future results of operations if asset damage and/or company liability were to exceed insurance coverage limits or if an insurer were unable to sufficiently or fully pay our related claims or damages.

***We depend upon unionized labor for the provision of some of our services and any work stoppages or labor disturbances could disrupt our business; potential union pension obligations could cause us to incur unplanned liabilities.***

The stagehands at some of our venues and other employees are subject to collective bargaining agreements. Our union agreements typically have a term of three years and thus regularly expire and require negotiation in the ordinary course of our business. Upon the expiration of any of our collective bargaining agreements, however, we may be unable to negotiate new collective bargaining agreements on terms favorable to us, and our business operations may be interrupted as a result of labor disputes or difficulties and delays in the process of renegotiating our collective bargaining agreements. In addition, our business operations at one or more of our facilities may also be interrupted as a result of labor disputes by outside unions attempting to unionize a venue even though we do not have unionized labor at that venue currently. We have also been threatened with picketing from time to time. A work stoppage or picketing at one or more of our owned or operated venues or at our promoted events could have a material adverse effect on our business, financial condition and results of operations. We cannot predict the effect that a potential work stoppage or picketing would have on our business.

We participate in, and make recurrent contributions to, various multiemployer pension plans that cover many of our current and former union employees. Our required recurrent contributions to these plans could unexpectedly increase during the term of a collective bargaining agreement due to ERISA laws that require additional contributions to be made when a pension fund enters into critical status, which may occur for reasons that are beyond our control. In addition, we may be required by law to fulfill our pension withdrawal liability with respect to any multiemployer pension plans from which we may withdraw or partially withdraw. Our potential withdrawal liability will increase if a multiemployer pension plan in which we participate has significant underfunded liabilities. Any unplanned or greater than expected multiemployer pension liabilities could have a material adverse effect on our business, financial condition and results of operations.

## Risks Relating to Our Leverage

***We have a large amount of debt and lease obligations that could restrict our operations and impair our financial condition. The agreements governing our senior secured credit facility and certain of our other indebtedness impose restrictions on us that limit the discretion of management in operating our business and that, in turn, could impair our ability to meet our obligations under our debt.***

The agreements governing our senior secured credit facility and certain of our other indebtedness include restrictive covenants that, among other things, restrict our ability to:

- incur additional debt;
- pay dividends and make distributions;
- make certain investments;
- repurchase our stock and prepay certain indebtedness;
- create liens;
- enter into transactions with affiliates;
- modify the nature of our business;
- enter into sale-leaseback transactions;
- transfer and sell material assets; and
- merge or consolidate.

In addition, our senior secured credit facility includes other restrictions, including requirements to maintain certain financial ratios. Our failure to comply with the terms and covenants of our indebtedness could lead to a default under the terms of the governing documents, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable.

As of December 31, 2025, our total indebtedness, excluding unamortized debt discounts and debt issuance costs of $69.0 million, was $8.3 billion. Our available borrowing capacity under the revolving portion of our senior secured credit facility at that date was $1.68 billion, with outstanding letters of credit of $20.5 million. We may also incur significant additional indebtedness in the future.

Our substantial indebtedness could have adverse consequences, including:

- making it more difficult for us to satisfy our obligations;
- increasing our vulnerability to adverse economic, regulatory and industry conditions;
- limiting our ability to obtain additional financing for future working capital, capital expenditures, acquisitions and other purposes;
- requiring us to dedicate a substantial portion of our cash flow from operations to fund payments on our debt, thereby reducing funds available for operations and other purposes;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- making us more vulnerable to increases in interest rates; and

- placing us at a competitive disadvantage compared to our competitors that have less debt.

***To service our debt and lease obligations and to fund potential acquisitions, artist and ticketing advances and capital expenditures, we will require a significant amount of cash, which depends on many factors beyond our control.***

Our ability to service our debt and lease obligations and to fund potential acquisitions, artist and ticketing advances and capital expenditures will require a significant amount of cash, which depends on many factors beyond our control. Our ability to make payments on and to refinance our debt will also depend on our ability to generate cash in the future. This is, to an extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot provide assurance that our business will generate sufficient cash flow or that future borrowings will be available to us in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. If our future cash flow from operations and other capital resources is insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional equity capital or restructure or refinance all or a portion of our debt on or before maturity. In addition, the terms of our existing debt, including our senior secured credit facility, and other future debt may limit our ability to pursue any of these alternatives.

These measures might also be unsuccessful or inadequate in permitting us to meet scheduled debt service or lease obligations. We may be unable to restructure or refinance our obligations and obtain additional debt or equity financing or sell assets on satisfactory terms or at all. Capital markets have been volatile in the recent past; a downturn could negatively impact our ability to access capital should the need arise. As a result, the inability to meet our debt or lease obligations could cause us to default on those obligations. Any such defaults could materially harm our financial condition and liquidity.

See Item 7.—Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments—Firm Commitments for further discussion.

***We depend on the cash flows of our subsidiaries in order to satisfy our obligations.***

We rely on distributions and loans from our subsidiaries to meet our payment requirements under our obligations. If our subsidiaries are unable to pay dividends or otherwise make payments to us, we may not be able to make debt service payments on our obligations. We conduct substantially all of our operations through our subsidiaries. Our operating cash flows and consequently our ability to service our debt is therefore principally dependent upon our subsidiaries' earnings and their distributions of those earnings to us and may also be dependent upon loans or other payments of funds to us by those subsidiaries. Our subsidiaries are separate legal entities and may have no obligation, contingent or otherwise, to pay any amount due pursuant to our obligations or to make any funds available for that purpose. Our foreign subsidiaries generate a portion of our operating cash flows. Although we do not intend to repatriate these funds from our foreign subsidiaries in order to satisfy payment requirements in the United States, we would be required to accrue and pay United States state income taxes as well as any applicable foreign withholding or transaction taxes on future repatriations. These taxes could be substantial and could have a material adverse effect on our financial condition and results of operations. In addition, the ability of our subsidiaries to provide funds to us may be subject to restrictions under our senior secured credit facility and may be subject to the terms of such subsidiaries' future indebtedness, as well as the availability of sufficient surplus funds under applicable law.

***Conversion of our convertible notes may dilute the ownership interest of existing stockholders and may affect our per share results and the trading price of our common stock.***

The issuance of shares of our common stock upon conversion of our convertible notes may dilute the ownership interests of existing stockholders. Issuances of stock on conversion may also affect our per share results of operations. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock.

## ITEM 1B.      UNRESOLVED STAFF COMMENTS

None.

# ITEM 1C.        CYBERSECURITY

Our Board of Directors (the "Board"), in coordination with our Executive Steering Committee and the Audit Committee, is responsible for overseeing our cybersecurity program. The Cyber Security department leads cybersecurity risk management for our business. Effective Cyber Risk Management is foundational to our Cybersecurity program and is informed by widely recognized industry standards and best practices. Our Cybersecurity Risk Management program includes processes and controls for the business to ensure that cybersecurity risks are identified and responded to promptly. These range from formal processes that are triggered in certain circumstances, detective controls, protective controls and other technology that we use to identify and manage risks. Cyber Security's Risk Management process is consistent with our Enterprise Risk Management Policy, which describes how we manage risks generally. The Cyber Security team also engages with external consultants to ensure best practices in our Cyber Risk Management.

## Cybersecurity Risk Management and Strategy

Our cybersecurity risk management and strategy focus on several areas:

• **Risk Identification and Reporting:** We have implemented a comprehensive, cross-functional approach to assessing, identifying, and managing material cybersecurity threats and incidents. Our program includes controls and procedures to properly identify, classify, and escalate certain cybersecurity incidents to provide management visibility and obtain an assessment from management as to the public disclosure and reporting of material incidents in a timely manner. The Cyber Security team's responsibilities include:

  ◦ Rating cyber risk severity, coordinating remediation, and monitoring cyber risks within our enterprise risk register;

  ◦ Monitoring cybersecurity detective controls for alerts, responding to alerts, and managing response to cyber incidents;

  ◦ Cyber threat intelligence functions, including monitoring cybercrime and geopolitical developments;

  ◦ Supporting mergers and acquisitions activities, including integration of newly acquired businesses;

  ◦ Performing security architecture reviews in existing enterprise systems and in those of newly acquired organizations;

  ◦ Procuring and arranging for the implementation of both protective and detective controls across our business;

  ◦ Monitoring and ensuring Payment Card Industry Data Security Standard (PCI-DSS) compliance where required across the enterprise; and

  ◦ Monitor for cybersecurity vulnerabilities and defects, including through penetration testing assessments.

• **Technical Safeguards:** We have implemented technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, endpoint detection and response, and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence, as well as external audits and certifications. The Cyber Security department also manages security log information, and carries out vulnerability and application scanning to support the identification of cyber risks.

• **Incident Response and Recovery Planning:** We maintain comprehensive incident response, business continuity, and disaster recovery plans designed to guide our response to cybersecurity incidents. We also conduct regular tabletop exercises to test these plans and ensure personnel are familiar with their roles in a response scenario.

• **Third-Party Risk Management (TPRM):** We maintain a comprehensive, risk-based approach to identifying and overseeing material cybersecurity threats presented by third parties, including vendors, service providers, and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a material cybersecurity incident affecting those third-party systems, including any outside auditors or consultants who advise on our cybersecurity systems.

• **Education and Awareness:** We provide regular, mandatory training for all levels of employees regarding cybersecurity threats to equip our employees with effective tools to address cybersecurity threats, and to communicate our evolving cybersecurity policies, standards, processes, and practices.

## Governance

The Board, in coordination with our Executive Steering Committee and the Audit Committee, oversees our cybersecurity program, including the management of cybersecurity threats. The Executive Steering Committee receives regular presentations and reports on developments in the cybersecurity space, including risk management practices, recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and cybersecurity.

The Chief Information Security Officer (CISO) is the risk manager overseeing the organization's cybersecurity risk management function. As the Risk Manager, the CISO is responsible for the administration of the cybersecurity risk management program, policy and standards. This includes ensuring that risks are properly identified, assessed, managed, and reported as prescribed by the organization. The Risk Manager also has the responsibility of promoting an effective risk management culture through regular training across the organization. The CISO has direct communication with senior executives regarding cybersecurity risks and works collaboratively with our leadership to respond to and manage the response to cybersecurity incidents.

The CISO has over 30 years of experience in cybersecurity, including more than nine years serving in chief information security leadership roles. The CISO's background spans intelligence-driven and threat-actor focused security programs across highly regulated and complex global environments, including building and maturing enterprise capabilities such as incident response, threat intelligence, application security and vulnerability management. Our cybersecurity organization is comprised of experienced professionals with comparable depth of expertise in their respective disciplines that supports the effective execution of our cybersecurity risk management program. This collective experience enables effective oversight of cybersecurity risks, incident response and communication with senior leadership.

## Material Effects of Cybersecurity Incidents

Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected us, including our business strategy, results of operations or financial condition. Further information regarding cybersecurity risks can be found in Item 1A. Risk Factors - Risks Relating to Information Technology, Cybersecurity and Intellectual Property.

## ITEM 2.        PROPERTIES

As of December 31, 2025, we own, operate or lease 325 entertainment venues throughout North America and an additional 127 entertainment venues internationally. We have a lease ending June 30, 2030 for our corporate headquarters in Beverly Hills, California, used primarily by our executive group and certain of our domestic operations management staff. We also lease office space and other facilities in 51 countries that support our Concerts, Ticketing and Sponsorship & Advertising segment operations. We believe our venues and facilities are generally well-maintained and in good operating condition and have adequate capacity to meet our current business needs.

Our leases are for varying terms ranging from monthly to multi-year. These leases can typically be for terms of three to 18 years for our office leases and five to 49 years for our venue leases, and many include renewal options. There is no significant concentration of venues under any one lease or subject to negotiation with any one landlord. We believe that an important part of our management activity is to negotiate suitable lease renewals and extensions.

## ITEM 3.        LEGAL PROCEEDINGS

Information regarding our legal proceedings can be found in Part II—Financial Information—Item 8. Financial Statements and Supplementary Data—Note 7 – Commitments and Contingent Liabilities.

## PART II—FINANCIAL INFORMATION

### ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock was listed on the New York Stock Exchange under the symbol "LYV" beginning on December 21, 2005. There were 2,268 stockholders of record as of February 12, 2026. This figure does not include an estimate of the indeterminate number of beneficial holders whose shares may be held of record by brokerage firms and clearing agencies.

**Purchase of Equity Securities**

The following table provides information regarding repurchases of our common stock during the quarter ended December 31, 2025.

| Period | Total Number of Shares Purchased (1) | Average Price Paid per Share (1) | Total Number of Shares Purchased as Part of Publicly Announced Program (2) | Maximum Fair Value of Shares that May Yet Be Purchased Under the Program (2) |
|---|---|---|---|---|
| October 2025 | — | — | | |
| November 2025 | 51,382 | $129.64 | | |
| December 2025 | 168,649 | $141.68 | | |
| | 220,031 | | | |

(1) Represents shares of common stock that employees surrendered as part of the default option to satisfy withholding taxes in connection with the vesting of restricted stock awards under our stock incentive plan. Pursuant to the terms of our stock plan, such shares revert to available shares under the plan. On December 15, 2025, we repurchased an aggregate of 166,107 net shares of common stock from certain executive officers upon their stock option exercise. Refer to Part II — Financial Information —Item 8.—Financial Statements and Supplementary Data—Note 8 – Certain Relationships and Related-Party Transactions for further information.

(2) We do not have a publicly announced program to purchase shares of our common stock. Accordingly, there were no shares purchased as part of a publicly announced program.

**Dividend Policy**

Information regarding our dividend policy can be found in Part II —Financial Information —Item 8.—Financial Statements and Supplementary Data—Note 10 – Equity.

**Recent Sales of Unregistered Securities**

None.

### ITEM 6. [RESERVED]

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

*You should read the following discussion of our financial condition and results of operations together with the audited consolidated financial statements and notes to the consolidated financial statements included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed under Item 1A.—Risk Factors and other sections in this Annual Report.*

*The following discussion of our financial condition and results of operations generally discusses 2025 and 2024 items along with year-over-year comparisons between these two years. Discussion of 2023 items and year-over-year comparisons between 2024 and 2023 can be found in Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2024 Annual Report on Form 10-K.*

**Executive Overview**

2025 was another record year for the Company with operating income up 52% and AOI up 10% versus 2024. We saw demand for live experiences growing across the globe, notably in our international markets, with superstar acts performing to packed houses from Toronto to Taipei and from Buenos Aires to Berlin. We had our highest ever volume of stadium shows in 2025, fueling our best topline revenue in the Company's 20-year history. Once again, our Concerts segment led our segments in terms of growth, generating $687.1 million in AOI, an increase of 30% over 2024. We added 8 million fans in 2025 and over half of our full year fan count came from markets outside the United States – the first time this has happened. Our global footprint of venues continued to expand during the year with more new club, theater, amphitheater, arena and stadium opportunities around the globe planned in 2026 and beyond.

Our overall revenue increased by $2.0 billion, or 9%, to $25.2 billion as compared to last year. The increase in revenue was $1.8 billion without the impact of changes in foreign exchange rates. Operating income for the year improved by $426.7 million or 52%, largely from the impact of the Astroworld losses recorded in 2024. The increase in operating income was $416.0 million without the impact of changes in foreign exchange rates. Consolidated AOI for the year increased by $220.5 million, or 10%, to $2.4 billion this year.

Our event-related deferred revenue balance increased by $698.7 million, or 21%, to $4.0 billion as of December 31, 2025 compared to December 31, 2024. This, coupled with current ticket sales for 2026, which are up 10% versus the same point in 2025, suggests ongoing strong demand for concerts, making us confident in our continued success in the year ahead.

For the year, we experienced favorable foreign currency translation impacts of $199.0 million on revenues and $10.7 million on operating income. The majority of the favorable impact came from the Euro and British Pound, partially offset by the Mexican and Argentinian Pesos.

All of the segment financial comments below are based on reported foreign currency exchange rates.

Our Concerts segment revenue for the year increased by $1.8 billion, or 10% compared to 2024, from $19.0 billion to $20.9 billion. Approximately 159 million fans attended our shows in the year, our largest annual fan count ever, compared to approximately 151 million last year, for growth of 8 million or 5%. The growth was focused in our international markets, most notably in Europe, Mexico and Asia. Growth in stadium content drove fan count increases in nearly all of our markets, hitting an all-time high. Some of the larger acts touring globally in the year included Shakira, Kendrick Lamar, The Weeknd and Oasis, reflecting the global diversified base of the industry.

Concerts AOI for the year increased by $157.3 million, or 30%, compared to 2024, from $529.7 million to $687.1 million. Our ancillary revenue spending at our United States amphitheater shows was over $45 per fan for the year, with onsite spend growing by 6%. On the venue front, we had several notable developments. We opened Rogers Stadium in Toronto, which hosted nearly 700 thousand fans over the summer with even more shows and more fans planned in 2026. After extensive renovations, we also re-opened an arena in Hamilton, Ontario Canada as TD Coliseum with Paul McCartney headlining the venue's first show. Our first venue in South America, the Vive Claro stadium in Bogota, Colombia opened in August 2025 with capacity for 40 thousand fans per show. Finally, two new amphitheaters and one large indoor/outdoor theater opened in the United States.

Our Ticketing segment revenue for the year increased by $92.5 million, or 3%, compared to 2024, from $3.0 billion to $3.1 billion. Ticketing AOI for the year was $1.1 billion, up 1% compared to our 2024 results. We sold 346 million fee-bearing tickets in 2025 compared to 340 million tickets last year, up 6 million tickets or 2%. Concerts fee-bearing tickets were up 4% while we saw reductions in the Sports, Arts and Family categories. Secondary tickets remain a small portion of our fee-bearing business and we continued to invest to align with artist and fans' interest. Fee-bearing GTV for the year was $37.1 billion, up $2.1 billion, or 6% compared to 2024. Again, concerts led this favorability, growing GTV by 9% where our other sales genres saw an overall drop in GTV. The year also ended on a positive note with the fourth quarter coming in as our highest quarter ever for reported ticket sales and GTV. It was our second highest quarter ever for transacted ticket sales and GTV, fueled by record stadium sales in our international markets for 2026 events. This resulted in our highest fourth quarter deferred revenue for Ticketing.

We signed 27.0 million net new tickets in 2025, of which 20.5 million, or roughly 75%, are from clients outside of North America, highlighting the significance of our international operations and our global expansion opportunity. This gives us confidence that our ticketing platforms' features and functionalities will continue to fuel growth going forward.

Our Sponsorship & Advertising segment revenue for the year increased by $134.2 million, or 11%, compared to 2024 from $1.2 billion to $1.3 billion. Sponsorship & Advertising AOI increased by $81.4 million, or 11%, compared to 2024, from $763.8 million to $845.2 million. The increase was largely driven by the United States, Latin America and Europe. Naming rights and other innovative deals attached to our new venues drove venue sponsorship up 15% year-over-year. New and expanded digital platform integrations further drove United States sponsorship growth while multiple Europe markets were successful in scaling high impact partnerships and bundled programs. Latin America saw growth from our new arena, Vive Claro, and a full-year of Estadio GNP.

We are optimistic about the long-term potential of our Company and remain focused on the key elements of our business model: expanding our global platforms to connect artists and fans.

## Consolidated Results of Operations

| | Year Ended December 31, | | | | | % Change 2025 vs 2024 | | % Change 2024 vs 2023 |
| | 2025 | | | 2024 | 2023 | | | |
| | As Reported | Currency Impacts | Constant Currency* | As Reported | As Reported | As Reported | Constant Currency* | As Reported |
|---|---|---|---|---|---|---|---|---|
| | | | *(in thousands)* | | | | | |
| Revenue | $25,201,406 | $ (198,971) | $25,002,435 | $23,155,625 | $22,726,317 | 9% | 8% | 2% |
| Operating expenses: | | | | | | | | |
| Direct operating expenses | 18,763,356 | | | 17,380,866 | 17,290,718 | 8% | | 1% |
| Selling, general and administrative expenses | 4,091,759 | | | 4,043,712 | 3,516,979 | 1% | | 15% |
| Depreciation and amortization | 638,872 | | | 549,923 | 516,797 | 16% | | 6% |
| Gain on disposal of operating assets | (18,528) | | | (11,015) | (13,927) | 68% | | (21)% |
| Corporate expenses | 474,730 | | | 367,629 | 330,817 | 29% | | 11% |
| Operating income | 1,251,217 | (10,746) | 1,240,471 | 824,510 | 1,084,933 | 52% | 50% | (24)% |
| Operating margin | 5.0% | | 5.0% | 3.6% | 4.8% | | | |
| Interest expense | 316,033 | | | 325,974 | 350,244 | | | |
| Loss on extinguishment of debt | 780 | | | 2,563 | 18,504 | | | |
| Interest income | (150,445) | | | (156,254) | (237,818) | | | |
| Equity in losses (earnings) of nonconsolidated affiliates | (3,206) | | | 16,675 | 5,455 | | | |
| Other expense (income), net | 57,528 | | | (103,874) | 35,274 | | | |
| Income before income taxes | 1,030,527 | | | 739,426 | 913,274 | | | |
| Income tax expense (benefit) | 339,787 | | | (391,698) | 209,476 | | | |
| Net income | 690,740 | | | 1,131,124 | 703,798 | | | |
| Net income attributable to noncontrolling interests | 194,768 | | | 234,837 | 146,905 | | | |
| Net income attributable to common stockholders of Live Nation | $ 495,972 | | | $ 896,287 | $ 556,893 | | | |

_____

\* Constant currency is a non-GAAP financial measure. We calculate currency impacts as the difference between current period activity translated using the current period's currency exchange rates and the comparable prior period's currency exchange rates. We present constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations.

### *Revenue*

Revenue increased $2.0 billion during the year ended December 31, 2025 as compared to the prior year driven by increased revenue in our Concerts segment of $1.8 billion, Ticketing segment of $92.5 million and Sponsorship & Advertising segment of $134.2 million as further discussed within each segment's operating results.

### *Operating income*

Operating income increased $426.7 million during the year ended December 31, 2025 as compared to the prior year primarily driven by increased operating income in our Concerts segment of $467.5 million and Sponsorship & Advertising segment of $81.6 million. These were partially offset by higher certain acquisition expenses of $87.6 million, as further discussed within each segment's operating results.

### *Other expense (income), net*

For the year ended December 31, 2025, we had other expense, net of $57.5 million, which primarily consisted of net foreign exchange rate losses of $61.1 million. For the year ended December 31, 2024, we had other income, net of $103.9 million, which primarily includes mark to market adjustments for certain investments in nonconsolidated affiliates of $99.2 million.

### *Income taxes*

For the year ended December 31, 2025, we had a net tax expense of $339.8 million on income before income taxes of $1.0 billion compared to a net tax benefit of $391.7 million on income before income taxes of $739.4 million for 2024. In 2025, the net income tax expense consisted of $49.0 million of tax expense related to United States federal income taxes, $277.3 million of tax expense related to foreign entities and $13.5 million of tax expense related to state and local income taxes. The net increase in tax expense of $731.5 million is primarily related to the release of valuation allowances in 2024, due to changes in judgment regarding the realizability of certain deferred tax assets. The remaining change in tax expense is due to increased operational results in tax paying jurisdictions during 2025.

### *Net income attributable to noncontrolling interests*

Net income attributable to noncontrolling interests decreased $40.1 million during the year ended December 31, 2025 as compared to the prior year primarily due to lower show activity from certain concert businesses during 2025 as compared to the prior year.

## Non-GAAP Measures

### *Consolidated AOI*

Consolidated AOI is a non-GAAP financial measure that we define as consolidated operating income (loss) before certain acquisition expenses (including ongoing legal costs stemming from the Ticketmaster merger, changes in the fair value of accrued acquisition-related contingent consideration obligations, and acquisition-related severance and compensation), amortization of non-recoupable ticketing contract advances, depreciation and amortization (including goodwill impairment), loss (gain) on disposal of operating assets, and stock-based compensation expense. Due to the significant and non-recurring nature of the matters, we also exclude from AOI the impact of realized liabilities for settlements or damages arising out of the Astroworld matter that exceed our estimated insurance recovery, and expenses for regulatory compliance matters associated with the provision for (possible) losses arising from certain significant governmental investigations and litigations under ASC 450 - Contingencies, which are described under the heading "Governmental Investigations and Litigation" in Note 7 of the Notes to the Consolidated Financial Statements herein. Except as described above, ongoing legal costs associated with defense of these claims, such as attorney fees, are not excluded from AOI.

We use AOI to evaluate the performance of our operating segments. We believe that information about AOI assists investors by allowing them to evaluate changes in the operating results of our portfolio of businesses separate from non-operational factors that affect net income (loss), thus providing insights into both operations and the other factors that affect reported results. AOI is not calculated or presented in accordance with GAAP. A limitation of the use of AOI as a performance measure is that it does not reflect the periodic costs of certain amortizing assets used in generating revenue in our business. Accordingly, AOI should be considered in addition to, and not as a substitute for, operating income (loss), net income (loss), and other measures of financial performance reported in accordance with GAAP. Furthermore, this measure may vary among other companies; thus, AOI as presented herein may not be comparable to similarly titled measures of other companies.

The following table sets forth the reconciliation of consolidated operating income to consolidated AOI for the years ended December 31, 2025, 2024 and 2023:

| | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| | | | *(in thousands)* | | | |
| Operating income | $ | 1,251,217 | $ | 824,510 | $ | 1,084,933 |
| Acquisition expenses | | 259,586 | | 128,513 | | 93,664 |
| Amortization of non-recoupable ticketing contract advance | | 88,386 | | 88,717 | | 83,693 |
| Depreciation and amortization | | 638,872 | | 549,923 | | 516,797 |
| Gain on sale of operating assets | | (18,528) | | (11,015) | | (13,927) |
| Astroworld loss contingencies | | (8,352) | | 454,902 | | — |
| Stock-based compensation expense | | 155,219 | | 110,348 | | 115,959 |
| Consolidated AOI | $ | 2,366,400 | $ | 2,145,898 | $ | 1,881,119 |

**Segment Overview**

Information regarding our use of AOI to evaluate the performance of our operating segments can be found in Part II — Financial Information —Item 8.—Financial Statements and Supplementary Data—Note 11 – Segments and Revenue Recognition.

### Concerts

Revenue and related costs for events are generally deferred and recognized when the event occurs. All advertising costs incurred during the year for shows in future years are expensed at the end of the year. If a current year event is rescheduled into a future year, all advertising costs incurred to date are expensed in the period when the event is rescheduled.

Concerts direct operating expenses include artist fees, event production costs, show-related marketing and advertising expenses, along with other costs.

To judge the health of our Concerts segment, we primarily monitor the number of confirmed events and fan attendance in our network of operated and third-party venues, talent fees, average paid attendance, market ticket pricing, advance ticket sales and the number of major artist clients under management. In addition, at our operated venues and festivals, we monitor ancillary revenue per fan and premium ticket sales. For business that is conducted in foreign markets, we also compare the operating results from our foreign operations to prior periods without the impact of changes in foreign exchange rates.

### Ticketing

Revenue related to ticketing service charges is recognized when the ticket is sold for our third-party clients. For our own events, where our concert promoters or venues control ticketing, revenue is deferred and recognized when the event occurs. GTV represents the total amount of the transaction related to a ticket sale and includes the face value of the ticket as well as the service charge. We use GTV to evaluate changes in ticket fee revenue that are driven by the pricing of our service charges.

Ticketing direct operating expenses include call center costs and credit card fees, along with other costs.

To judge the health of our Ticketing segment, we primarily review the GTV and the number of tickets sold through our primary and secondary ticketing operations, the number of clients renewed or added and the average royalty rate paid to clients who use our ticketing services. In addition, we review the number of visits to our websites, cost of customer acquisition, the purchase conversion rate, and the overall number of customers in our database. For business that is conducted in foreign markets, we also compare the operating results from our foreign operations to prior periods without the impact of changes in foreign exchange rates.

### Sponsorship & Advertising

Revenue related to sponsorship and advertising programs is recognized over the term of the agreement or operating season as the benefits are provided to the sponsor unless the revenue is associated with a specific event, in which case it is recognized when the event occurs.

Sponsorship & Advertising direct operating expenses include fulfillment costs related to our sponsorship programs, along with other costs.

To judge the health of our Sponsorship & Advertising segment, we primarily review the revenue generated through sponsorship arrangements and online advertising, and the percentage of expected revenue under contract. For business that is conducted in foreign markets, we also compare the operating results from our foreign operations to prior periods without the impact of changes in foreign exchange rates.

**Key Operating Metrics**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| | *(in thousands except estimated events)* | | |
| **Concerts** [1] | | | |
| Estimated events: | | | |
| North America [2] | 34,784 | 36,673 | 33,629 |
| International | 19,773 | 18,014 | 16,430 |
| Total estimated events | 54,557 | 54,687 | 50,059 |
| Estimated fans: | | | |
| North America [2] | 83,005 | 86,563 | 81,252 |
| International | 76,161 | 64,486 | 64,538 |
| Total estimated fans | 159,166 | 151,049 | 145,790 |
| **Ticketing** [3] | | | |
| Estimated number of fee-bearing tickets sold | 345,987 | 340,181 | 336,989 |
| Estimated number of non-fee-bearing tickets sold | 300,416 | 297,550 | 283,422 |
| Total estimated tickets sold | 646,403 | 637,731 | 620,411 |

_____

[1] Events generally represent a single performance by an artist. Fans generally represent the number of people who attend an event. Festivals are counted as one event in the quarter in which the festival begins, but the number of fans is based on the days the fans were present at the festival and thus can be reported across multiple quarters. Events and fan attendance metrics are estimated each quarter.

[2] North America refers to our events and fans within the United States and Canada.

[3] The fee-bearing tickets estimated above include primary and secondary tickets that are sold using our Ticketmaster systems or that we issue through affiliates along with tickets sold on our "do it yourself" platform. This metric includes primary tickets sold during the year regardless of event timing, except for our own events where our concert promoters or venues control ticketing which are reported when the events occur. The non-fee-bearing tickets estimated above include primary tickets sold using our Ticketmaster systems, through season seat packages and our venue clients' box offices. These ticketing metrics are net of any refunds requested and any cancellations that occurred during the period and up to the time of reporting of these consolidated financial statements.

**Segment Operating Results**

**Concerts**

Our Concerts segment operating results were, and discussions of significant variances are, as follows:

| | Year Ended December 31, | | | % Change 2025 vs 2024 | % Change 2024 vs 2023 |
|---|---|---|---|---|---|
| | **2025** | **2024** | **2023** | | |
| | *(in thousands)* | | | | |
| Revenue | $ 20,860,726 | $ 19,024,302 | $ 18,740,913 | 10% | 2% |
| Direct operating expenses | 17,437,914 | 16,041,350 | 16,001,769 | 9% | 0.2% |
| Selling, general and administrative expenses | 2,910,943 | 3,005,885 | 2,497,983 | (3)% | 20% |
| Depreciation and amortization | 444,806 | 370,108 | 320,680 | 20% | 15% |
| Gain on disposal of operating assets | (18,482) | (11,094) | (10,804) | 67% | 3% |
| Operating income (loss) | $ 85,545 | $ (381,947) | $ (68,715) | * | * |
| Operating margin | 0.4% | (2.0)% | (0.4)% | | |
| AOI | $ 687,083 | $ 529,748 | $ 320,397 | 30% | 65% |
| AOI margin | 3.3% | 2.8% | 1.7% | | |

---

\* Percentages are not meaningful.

*Revenue*

Concerts revenue increased $1.8 billion during the year ended December 31, 2025 as compared to the prior year primarily due to more stadium shows and fans. Concerts had incremental revenue of $534.2 million during 2025 from acquisitions and new venues.

*Operating results*

Concerts AOI increased $157.3 million and operating income increased $467.5 million during the year ended December 31, 2025 as compared to the prior year. The increase in AOI was primarily driven by higher revenue as discussed above partially offset by increased direct operating expenses to support more stadium shows and fan growth at events. The remaining change in operating income outside of AOI of $310.2 million is primarily associated with the nonrecurring Astroworld loss contingencies in the prior year. These were partially offset by higher depreciation and amortization expense of $74.7 million related to capital expenditures incurred to support new venues in operation in 2025 as well as increased operations, higher acquisition expenses of $43.2 million, mostly due to contingent consideration changes during 2025, as well as higher stock-based compensation of $42.6 million.

**Ticketing**

Our Ticketing segment operating results were, and discussions of significant variances are, as follows:

| | Year Ended December 31, | | | % Change 2025 vs 2024 | % Change 2024 vs 2023 |
|---|---|---|---|---|---|
| | **2025** | **2024** | **2023** | | |
| | *(in thousands)* | | | | |
| Revenue | $ 3,081,166 | $ 2,988,685 | $ 2,959,477 | 3% | 1% |
| Direct operating expenses | 1,125,636 | 1,142,320 | 1,108,125 | (1)% | 3% |
| Selling, general and administrative expenses | 947,040 | 835,486 | 814,882 | 13% | 3% |
| Depreciation and amortization | 109,531 | 100,329 | 105,256 | 9% | (5)% |
| Loss (gain) on disposal of operating assets | (46) | 41 | 39 | * | 5% |
| Operating income | $ 899,005 | $ 910,509 | $ 931,175 | (1)% | (2)% |
| Operating margin | 29.2% | 30.5% | 31.5% | | |
| AOI | $ 1,134,432 | $ 1,123,588 | $ 1,140,133 | 1% | (1)% |
| AOI margin | 36.8% | 37.6% | 38.5% | | |

_____

\* Percentages are not meaningful.

*Revenue*

Ticketing revenue increased $92.5 million during the year ended December 31, 2025 as compared to the prior year primarily due to higher primary ticket sales for concerts.

*Operating results*

Ticketing AOI increased $10.8 million and operating income decreased $11.5 million during the year ended December 31, 2025 as compared to the prior year primarily driven by higher revenue discussed above partially offset by higher selling, general and administrative expenses due to increased investments in cybersecurity and new fan-friendly tools. The remaining change in operating income outside of AOI of $22.3 million is primarily due to higher stock-based compensation of $13.2 million.

**Sponsorship & Advertising**

Our Sponsorship & Advertising segment operating results were, and discussions of significant variances are, as follows:

| | Year Ended December 31, | | | % Change 2025 vs 2024 | % Change 2024 vs 2023 |
|---|---|---|---|---|---|
| | **2025** | **2024** | **2023** | | |
| | *(in thousands)* | | | | |
| Revenue | $ 1,329,233 | $ 1,195,019 | $ 1,095,217 | 11% | 9% |
| Direct operating expenses | 270,024 | 242,536 | 245,297 | 11% | (1)% |
| Selling, general and administrative expenses | 225,153 | 197,565 | 184,158 | 14% | 7% |
| Depreciation and amortization | 60,527 | 62,934 | 72,969 | (4)% | (14)% |
| Loss on disposal of operating assets | — | 38 | — | * | * |
| Operating income | $ 773,529 | $ 691,946 | $ 592,793 | 12% | 17% |
| Operating margin | 58.2% | 57.9% | 54.1% | | |
| AOI | $ 845,225 | $ 763,777 | $ 675,137 | 11% | 13% |
| AOI margin | 63.6% | 63.9% | 61.6% | | |

———————————

\* Percentages are not meaningful.

*Revenue*

Sponsorship & Advertising revenue increased $134.2 million during the year ended December 31, 2025 as compared to the prior year due to primarily due to increased sponsorship activity in the United States and international markets, notably for naming rights and sponsorship deals attached to new venues. In addition, new and expanded digital platform integrations in the United States and increased partnerships in European markets contributed to higher revenue during 2025.

*Operating results*

Sponsorship & Advertising AOI increased $81.4 million and operating income increased $81.6 million during the year ended December 31, 2025 as compared to the prior year. These increases were primarily due to increased revenues from sponsorship activity discussed above.

**Liquidity and Capital Resources**

Our cash is centrally managed on a worldwide basis. Our primary short-term liquidity needs are to fund general working capital requirements, capital expenditures and debt service requirements while our long-term liquidity needs are primarily related to acquisitions and debt repayment. Our primary sources of funds for our short-term liquidity needs will be cash flows from operations and borrowings under our amended senior secured credit facility, while our long-term sources of funds will be from cash flows from operations, long-term bank borrowings and other debt or equity financings. We may from time to time engage in open market purchases of our outstanding debt securities or redeem or otherwise repay such debt.

Our balance sheet reflects cash and cash equivalents of $7.1 billion and short-term investments of $76.6 million at December 31, 2025 and cash and cash equivalents of $6.1 billion at December 31, 2024. Included in the December 31, 2025 and 2024 cash and cash equivalents balances are $1.6 billion and $1.6 billion, respectively, of cash received that includes the face value of tickets sold on behalf of our ticketing clients and their share of service charges, which we refer to as client cash. We generally do not utilize client cash for our own financing or investing activities as the amounts are payable to clients on a regular basis. Our foreign subsidiaries held approximately $4.5 billion in cash and cash equivalents, excluding client cash, at December 31, 2025. We generally do not repatriate these funds, but if we did, we would need to accrue and pay United States state income taxes as well as any applicable foreign withholding or transaction taxes on future repatriations.

We may from time to time enter into borrowings under our revolving credit facility. If the original maturity of these borrowings is 90 days or less, we present the borrowings and subsequent repayments on a net basis in the statement of cash flows to better represent our financing activities. Our balance sheet reflects total net debt of $8.2 billion and $6.4 billion, respectively, at December 31, 2025 and December 31, 2024. Our weighted-average cost of debt, excluding unamortized debt discounts and debt issuance costs on our term loans and notes, was 4.2% at December 31, 2025, with approximately 85.4% of our debt at fixed rates. Our weighted-average cost of debt for short-term borrowings outstanding at December 31, 2025, excluding unamortized debt discounts and debt issuance costs on our term loans and notes, was 3.8%.

Our cash and cash equivalents are held in accounts managed by third-party financial institutions and consist of cash in our operating accounts and invested cash. Cash held in non-interest-bearing and interest-bearing operating accounts in many cases exceeds the Federal Deposit Insurance Corporation insurance limits. The invested cash is in interest-bearing funds consisting primarily of bank deposits and money market funds. While we monitor cash and cash equivalents balances in our operating accounts on a regular basis and adjust the balances as appropriate, these balances could be impacted if the underlying financial institutions fail. To date, we have experienced no loss or lack of access to our cash and cash equivalents; however, we can provide no assurances that access to our cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

For our Concerts segment, we often receive cash related to ticket revenue in advance of the event, which is recorded in deferred revenue until the event occurs. In the United States, this cash is largely associated with events in our operated venues, notably amphitheaters, festivals, theaters and clubs. Internationally, this cash is from a combination of both events in our operated venues, as well as events in third-party venues associated with our promoter's share of tickets in allocation markets. With the exception of some upfront costs and artist advances, which are recorded in prepaid expenses until the event occurs, we pay the majority of event-related expenses at or after the event. Artists are paid when the event occurs under one of several different formulas, which may include fixed guarantees and/or a percentage of ticket sales or event profits, net of any advance they have received. When an event is cancelled, any cash held in deferred revenue is reclassified to accrued expenses as those funds are typically refunded to the fan within 30 days of event cancellation. When a show is rescheduled, fans have the ability to request a refund if they do not want to attend the event on the new date, although historically we have had low levels of refund requests for rescheduled events.

We view our available cash as cash and cash equivalents, less ticketing-related client cash, less event-related deferred revenue, less accrued expenses due to artists and cash collected on behalf of others, plus event-related prepaid expenses. This is essentially our cash available to, among other things, repay debt balances, make acquisitions, and finance capital expenditures.

Our intra-year cash fluctuations are impacted by the seasonality of our various businesses. Examples of seasonal effects include our Concerts segment, which reports the majority of its revenue in the second and third quarters. Cash inflows and outflows depend on the timing of event-related payments but the majority of the inflows generally occur prior to the event. See "—Seasonality" below. We believe that we have sufficient financial flexibility to fund these fluctuations and to access the global capital markets on satisfactory terms and in adequate amounts, although there can be no assurance that this will be the case, and capital could be less accessible and/or more costly given current economic conditions. We expect cash flows from operations and borrowings under our amended senior secured credit facility, along with other financing alternatives, to satisfy working capital requirements, capital expenditures and debt service requirements for at least the succeeding year. We may need to incur additional debt or issue equity to make other strategic acquisitions or investments. There can be no assurance that such financing will be available to us on acceptable terms or at all. We may make significant acquisitions in the near term, subject to limitations imposed by our financing agreements and market conditions.

The lenders under our revolving loans and counterparty to our interest rate hedge agreement consists of banks and other third-party financial institutions. While we currently have no indications or expectations that such lenders will be unable to fund their commitments as required, we can provide no assurances that future funding availability will not be impacted by adverse conditions in the financial markets. Should an individual lender default on its obligations, the remaining lenders would not be required to fund the shortfall, resulting in a reduction in the total amount available to us for future borrowings, but would remain obligated to fund their own commitments. Should the counterparty to our interest rate hedge agreement default on its obligation, we could experience higher interest rate volatility during the period of any such default.

**Sources of Cash**

In October 2025, we amended, restated and refinanced, our then-existing senior secured credit facility and entered into an amended and restated credit agreement (the "Credit Agreement"). The Credit Agreement provides for, among other things, (i) a $1.3 billion multicurrency revolving credit facility (the "new multicurrency revolving facility"), (ii) a $400 million venue expansion revolving credit facility (the "new venue expansion revolving facility" and together with the new multicurrency revolving facility, the "new revolving facilities"), (iii) a $700 million delayed draw term loan A facility (the "new delayed draw term loan A facility"), and (iv) a $1.3 billion term loan B facility (the "new term loan B facility" and together with the new revolving facilities and the new delayed draw term loan A facility, the "new senior secured credit facilities"). The new term loan B facility was fully drawn at the closing of the new senior secured credit facilities.

In October 2025, we issued $1.4 billion aggregate principal amount of 2.875% Convertible Senior Notes due 2031. In conjunction with this issuance, we used the net proceeds together with borrowings under the new senior secured credit facility detailed below, (i) to fund the redemption in full of all of the 5.625% Senior Notes due 2026, (ii) to repay in full amounts outstanding under our term loan B facility and the revolving credit facilities under our prior senior secured credit facility, (iii) to pay related fees and expenses in connection with the uses described in clauses (i) and (ii), and (iv) for general corporate purposes.

In December 2024, we issued $1.1 billion principal amount of 2.875% convertible senior notes due 2030. In conjunction with this issuance, we used the net proceeds to repay $585.0 million outstanding amounts under our existing senior secured revolving credit facility, to repurchase $316.0 million aggregate principal amount of the 2.0% convertible senior notes due 2025 and related repurchase premiums, fees and accrued interest of $98.0 million, paid debt issuance costs of $18.1 million, with any remaining proceeds available for general corporate purposes.

In November 2024, we amended our existing senior secured credit facility and added a new venue expansion revolving credit facility of $400.0 million, which resulted in a total available revolving borrowing capacity of $1.7 billion. During the three months ended March 31, 2024, we repaid $370.0 million outstanding amounts under our existing senior secured revolving credit facility that had been outstanding as of December 31, 2023. No material gain or loss was recorded as a result of this repayment.

### *Debt Instruments*

Information regarding our various debt instruments can be found in Part II —Financial Information —Item 8.—Financial Statements and Supplementary Data—Note 4 – Long-Term Debt.

### *Debt Covenants*

Information regarding our debt covenants can be found in Part II —Financial Information —Item 8.—Financial Statements and Supplementary Data—Note 4 – Long-Term Debt.

## Uses of Cash

### Acquisitions

During 2025, we completed various acquisitions that resulted in cash paid, net of cash acquired, of $80.0 million.

### Capital Expenditures

Venue and ticketing operations require ongoing investment in our existing venues and ticketing systems to address fan and artist expectations, technological industry advances and various federal, state and/or local regulations.

We categorize capital outlays between revenue generating capital expenditures and maintenance capital expenditures. Revenue generating capital expenditures are primarily focused on our global venue expansion strategy as we connect more artists to their global fan base and major renovations to buildings to enhance the fan experience and drive improvements in our hospitality efforts including onsite spending and premium experiences. In addition, in Ticketing, we continue to develop new ticketing tools and technology enhancements. Revenue generating capital expenditures can also include smaller projects whose purpose is to increase revenue and/or improve operating income. Maintenance capital expenditures are associated with the renewal and improvement of existing venues and technology systems, web development and administrative offices. Capital expenditures typically increase during periods when our venues are not in operation since that is the time that such improvements can be completed.

Our capital expenditures, including accruals for amounts incurred but not yet paid for, but net of expenditures funded by outside parties such as landlords and noncontrolling interest partners or expenditures funded by insurance proceeds, consisted of the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| | *(in thousands)* | | |
| Revenue generating capital expenditures | $ 925,595 | $ 499,220 | $ 321,885 |
| Maintenance capital expenditures | 125,379 | 133,411 | 131,866 |
| Total capital expenditures | $ 1,050,974 | $ 632,631 | $ 453,751 |

Insurance proceeds and landlord or noncontrolling interest partner reimbursements have been excluded from capital expenditures in the table above for the years ended December 31, 2025, 2024 and 2023, of $35.5 million, $5.0 million and $15.0 million, respectively.

Revenue generating capital expenditures for 2025 increased from the same period of the prior year primarily due to venue expansion and enhancements across North America and Latin America.

We expect capital expenditures to be approximately $1.1 billion to $1.2 billion for the year ending December 31, 2026 with approximately 85% dedicated to revenue generating projects, including $800 million to $850 million of spend relating to our venue expansion and enhancement plans. Approximately $250 million of our capital expenditure estimate is being funded outside our cash flow by third party equity partners, sponsors, pre-selling certain premium rights and project-based debt.

## Cash Flows

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| | *(in thousands)* | | |
| Cash provided by (used in): | | | |
| Operating activities | $ 1,395,316 | $ 1,725,175 | $ 1,362,974 |
| Investing activities | $ (1,226,450) | $ (854,281) | $ (695,805) |
| Financing activities | $ 406,507 | $ (658,550) | $ (87,281) |

### Operating Activities

Cash provided by operating activities decreased $329.9 million for the year ended December 31, 2025 as compared to the prior year primarily due to changes in operating assets and liabilities from timing of events on sale, payments and receipts as well as an overall decrease in net income, which were partially offset by lower deferred income taxes, changes in fair value of contingent considerations from certain acquisitions and lower gains on mark-to-market of investments in nonconsolidated affiliates and crypto assets during 2025.

***Investing Activities***

Cash used in investing activities increased $372.2 million for the year ended December 31, 2025 as compared to the prior year primarily due to higher purchases of property, plant and equipment in 2025 for revenue generating capital expenditures. See "—Uses of Cash" above for further discussion.

***Financing Activities***

Cash provided by financing activities for the year ended December 31, 2025 was $406.5 million compared to cash used in financing activities for the year ended December 31, 2024 of $658.6 million primarily due to proceeds from the issuance of our 2.875% Convertible Senior Notes due 2031 and the full draw down of our new term loan B facility in 2025. These were partially offset by higher purchases of noncontrolling interests including the acquisition of an additional 24% interest in OCESA from CIE. See "—Sources of Cash" above for further discussion.

## Contractual Obligations and Commitments

***Firm Commitments***

We have future cash obligations for our debt obligations and operating lease liabilities. We lease office space, certain equipment and many of the venues used in our concert operations under long-term operating leases. Some of our lease agreements contain renewal options and annual rental escalation clauses (generally tied to the consumer price index), as well as provisions for our payment of utilities and maintenance. Information regarding our scheduled maturities of our outstanding debt obligations (excluding unamortized debt discounts and issuance costs) and operating lease liabilities can be found in Part II—Financial Information—Item 8.—Financial Statements and Supplementary Data—Note 4 – Long-Term Debt and —Note 3 – Leases, respectively.

We also have minimum payments associated with non-cancelable contracts related to our operations, such as artist guarantees and client ticketing agreements. As part of our ongoing capital projects, we will enter into construction-related commitments for future capital expenditure work. Information regarding our minimum payments for non-cancelable contracts and capital expenditures commitments can be found in Part II—Financial Information—Item 8.—Financial Statements and Supplementary Data—Note 7 – Commitments and Contingent Liabilities as of December 31, 2025 and thus do not represent all expected expenditures for those periods.

The estimated interest payments, and expected payments of contingent and deferred consideration liabilities as of December 31, 2025 are as follows:

| | Payments Due by Period | | | | | | |
|---|---|---|---|---|---|---|---|
| | **Total** | **2026** | **2027** | **2028** | **2029** | **2030** | **Thereafter** |
| | *(in thousands)* | | | | | | |
| Estimated interest payments | $1,262,819 | $ 341,245 | $ 278,170 | $ 191,266 | $ 158,483 | $ 122,523 | $ 171,132 |
| Contingent and deferred consideration | 315,366 | 285,457 | 13,723 | 11,290 | 325 | 194 | 4,377 |
| Total | $1,578,185 | $ 626,702 | $ 291,893 | $ 202,556 | $ 158,808 | $ 122,717 | $ 175,509 |

***Guarantees of Third-Party Obligations***

As of December 31, 2025 and 2024, we guaranteed the debt of third parties of approximately $17.0 million and $19.4 million, respectively, primarily related to maximum credit limits on employee and tour-related credit cards and obligations under a venue management agreement.

## Seasonality

Information regarding the seasonality of our business can be found in Part II—Financial Information—Item 8.—Financial Statements and Supplementary Data—Note 1 – The Company and Summary of Significant Accounting Policies.

## Market Risk

We are exposed to market risks arising from changes in market rates and prices, including movements in foreign currency exchange rates and interest rates.

***Foreign Currency Risk***

We have operations in countries throughout the world. The financial results of our foreign operations are measured in their local currencies. Our foreign subsidiaries also carry certain net assets or liabilities that are denominated in a currency other

than that subsidiary's functional currency. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we have operations. We operate in certain countries that are hyper-inflationary, however the impact of these currencies did not have a material impact on our statement of operations for the year ended December 31, 2025. Our foreign operations reported an operating income of $575.7 million for the year ended December 31, 2025. We estimate that a 10% change in the value of the United States dollar relative to foreign currencies would change our operating income for the year ended December 31, 2025 by $57.6 million. As of December 31, 2025, our most significant foreign exchange exposure included the Euro, British Pound, Australian Dollar, Canadian Dollar and Mexican Peso. This analysis does not consider the implication such currency fluctuations could have on the overall economic conditions of the United States or other foreign countries in which we operate or on the results of operations of our foreign entities. In addition, the reported carrying value of our assets and liabilities, including the total cash and cash equivalents held by our foreign operations, will also be affected by changes in foreign currency exchange rates.

We primarily use forward currency contracts, in addition to options, to reduce our exposure to foreign currency risk associated with short-term artist fee commitments. At December 31, 2025, we had forward currency contracts outstanding with an aggregate notional amount of $577.3 million.

### Interest Rate Risk

Our market risk is also affected by changes in interest rates. We had $8.3 billion of total debt, excluding unamortized debt discounts and issuance costs, outstanding as of December 31, 2025. Of the total amount, we had $7.1 billion of fixed-rate debt and $1.2 billion of floating-rate debt.

Based on the amount of our floating-rate debt as of December 31, 2025, each 25-basis point increase or decrease in interest rates would increase or decrease our annual interest expense and cash outlay by approximately $3.0 million. This potential increase or decrease is based on the simplified assumption that the level of floating-rate debt remains constant with an immediate across-the-board increase or decrease as of December 31, 2025 with no subsequent change in rates for the remainder of the period.

In January 2020, we entered into an interest rate swap agreement that is designated as a cash flow hedge for accounting purposes to effectively convert a portion of our floating-rate debt to a fixed-rate basis. The swap agreement expires in October 2026, has a notional amount of $500 million and ensures that a portion of our floating-rate debt for our outstanding term loan B facility does not exceed 3.445%.

### Recent Accounting Pronouncements

Information regarding recently issued and adopted accounting pronouncements can be found in Item 8.—Financial Statements and Supplementary Data—Note 1 – The Company and Summary of Significant Accounting Policies.

### Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our estimates that are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of these evaluations forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenue and expenses that are not readily apparent from other sources. Because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such difference could be material. Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. The following narrative describes these critical accounting estimates, the judgments and assumptions and the effect if actual results differ from these assumptions where applicable.

### Consolidation

Our consolidated financial statements include all of our accounts, including our majority owned and controlled subsidiaries and VIEs for which we are the primary beneficiary. Intercompany accounts among the consolidated businesses have been eliminated in consolidation. Net income (loss) attributable to noncontrolling interests is reflected in the statements of operations.

Typically, we consolidate entities in which we own more than 50% of the voting common stock and control operations and also VIEs for which we are the primary beneficiary. Investments in nonconsolidated affiliates in which we own more than 20% of the voting common stock or otherwise exercise significant influence over operating and financial policies, but not control of the nonconsolidated affiliate, are accounted for using the equity method of accounting. Investments in nonconsolidated affiliates in which we own less than 20% of the voting common stock and do not exercise significant influence over operating and financial policies are accounted for at fair value unless the investment does not have a readily determinable fair value in which case the investment is accounted for at cost less any impairment.

### *Business Combinations*

We account for our business combinations under the acquisition method of accounting. Identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are recognized and measured as of the acquisition date at fair value. Additionally, contingent consideration is recorded at fair value on the acquisition date and classified as a liability. Goodwill is recognized to the extent by which the aggregate of the acquisition-date fair value of the consideration transferred and any noncontrolling interest in the acquiree exceeds the recognized basis of the identifiable assets acquired, net of assumed liabilities. Determining the fair value of assets acquired, liabilities assumed and noncontrolling interest requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives among other items. In addition, when we have acquisitions where substantially all of the fair value of assets acquired is concentrated in a single asset or group of similar assets, we account for the acquisitions as asset acquisitions.

### *Intangibles*

We classify intangible assets as definite-lived or indefinite-lived. Definite-lived intangibles include revenue-generating contracts, client/vendor relationships, trademarks and naming rights, technology, non-compete agreements, and venue management and leasehold agreements, all of which are amortized either on a straight-line basis over the respective lives of the agreements, typically 3 to 10 years, or on a basis more representative of the time pattern over which the benefit is derived. We periodically review the appropriateness of the amortization periods related to our definite-lived intangible assets. These assets are stated at cost or fair value at the date of acquisition. Indefinite-lived intangibles consist of trade names and cryptocurrency assets which are not subject to amortization. Our amortization expense is presented as a separate line item, with depreciation expense, in the statements of operations. There is no amortization expense included in direct operating expenses, selling, general and administrative expenses or corporate expenses.

We test for possible impairment of definite-lived intangible assets whenever events or circumstances change, such as a current period operating cash flow loss combined with a history of, or projections of, operating cash flow losses or a significant adverse change in the manner in which the asset is intended to be used, which could indicate that the carrying amount of the asset may not be recoverable. If indicators exist, we compare the estimated undiscounted future cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the estimated undiscounted future cash flow amount, an impairment charge is recorded based on the difference between the fair value and the carrying value. Any such impairment charge is recorded in depreciation and amortization in the statements of operations. For the years ended December 31, 2025, 2024 and 2023, there were no significant impairment charges.

We test for possible impairment of indefinite-lived intangible assets at least annually. Depending on facts and circumstances, qualitative factors may first be assessed to determine whether the existence of events and circumstances indicate that it is more likely than not that an indefinite-lived intangible asset is impaired. If it is concluded that it is more likely than not impaired, we perform a quantitative impairment test by comparing the fair value with the carrying amount. When specific assets are determined to be impaired, the cost basis of the asset is reduced to reflect the current fair value. The impairment loss calculations require management to apply judgment in estimating future cash flows, expected future revenue, discount rates and royalty rates that reflect the risk inherent in future cash flows. For the years ended December 31, 2025, 2024 and 2023, there were no significant impairment charges.

### *Goodwill*

We review goodwill for impairment annually, as of October 1, using a two-step process. We also test goodwill for impairment in other periods if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount or when we change our reporting units.

The first step is a qualitative evaluation as to whether it is more likely than not that the fair value of any of our reporting units is less than its carrying value using an assessment of relevant events and circumstances. Examples of such events and circumstances include historical financial performance, industry and market conditions, macroeconomic conditions, reporting unit-specific events, historical results of goodwill impairment testing and the timing of the last performance of a quantitative assessment. We also considered changes in discount rates, market multiples, carrying values and forecast since the last quantitative test. If any reporting units are concluded to be more likely than not impaired, or if that conclusion cannot be determined qualitatively, a second step is performed for that reporting unit utilizing a quantitative approach.

For the year ended December 31, 2025, as part of our annual test for impairment, all of our reporting units with goodwill were assessed under the initial qualitative evaluation and did not advance to the quantitative analysis.

For the year ended December 31, 2024, as part of a refresh of the fair values of reporting units, as of July 1, 2024, three of our reporting units were assessed under quantitative analysis to support future qualitative evaluation. As of October 1, 2024, as required by our policy to perform goodwill tests annually, these three reporting units were also assessed under the initial qualitative evaluation and did not advance to the quantitative analysis. As of October 1, 2024 the remaining three reporting units with goodwill were assessed under quantitative analysis to support future qualitative evaluation. All of our reporting units assessed under the quantitative analysis primarily used a discounted cash flows methodology, with a lesser weighting attributed to the market multiple approach. The discounted cash flows methodology estimates fair value by discounting the reporting unit's estimated future cash flows using a weighted-average cost of capital that reflects current market conditions and the risk profile of the reporting unit. Under the market multiple approach, the estimated fair value of the reporting unit was estimated by applying market multiples derived from stock prices of companies that are engaged in the same or similar lines of business as the reporting unit and that are actively traded on a free and open market. The derived multiples are then applied to the reporting unit's financial metrics.

For the year ended December 31, 2023, as part of our annual test for impairment, one of our reporting units, which accounted for approximately 12% of our goodwill at December 31, 2023, was assessed under the quantitative analysis. The remaining reporting units with goodwill were assessed under the initial qualitative evaluation and did not advance to the quantitative analysis.

No impairment charges were recorded for the years ended December 31, 2025, 2024 and 2023.

### Revenue Recognition

Revenue from the promotion or production of an event in our Concerts segment is recognized when the event occurs. Revenue collected in advance of the event is recorded as deferred revenue until the event occurs. Revenue collected from sponsorship agreements, which is not related to a single event, is classified as deferred revenue and recognized over the term of the agreement or operating season as the benefits are provided to the sponsor.

Revenue from our ticketing operations primarily consists of service fees charged at the time a ticket for an event is sold in either the primary or secondary markets. For primary tickets sold to our concert and festival events, where our concert promoters control ticketing, the revenue for the associated ticket service charges collected in advance of the event is recorded as deferred revenue until the event occurs and these service charges are shared between our Ticketing and Concerts segments. For primary tickets sold for events of third-party clients and secondary market sales, the revenue is recognized at the time of the sale and is recorded by our Ticketing segment.

We account for taxes that are externally imposed on revenue producing transactions on a net basis.

### Litigation Accruals

We are currently involved in certain legal proceedings and, as required, have accrued our estimate of the probable costs for the resolution of these claims. Management's estimates used have been developed in consultation with counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular period could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these proceedings.

### Income Taxes

We account for income taxes using the liability method which results in deferred tax assets and liabilities based on differences between financial reporting bases and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. We assess the realizability of our deferred tax assets, considering all relevant factors, at each reporting period. As almost all earnings from our continuing foreign operations are permanently reinvested and not distributed, our income tax provision does not include additional United States state and foreign withholding or transaction taxes on those foreign earnings that would be incurred if they were distributed. It is not practicable to determine the amount of state and foreign income taxes, if any, that might become due in the event that any remaining available cash associated with these earnings were distributed.

The FASB guidance for income taxes prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

We have established a policy of including interest related to tax loss contingencies in income tax expense (benefit) in the statements of operations.

We treat the taxes due on future Global Intangible Low-Taxed Income ("GILTI") inclusions in United States taxable income as a current-period expense when incurred.

The One Big Beautiful Bill Act (the "Act") was enacted on July 4, 2025. The Act makes key elements of the Tax Cuts and Jobs Act permanent, including 100% bonus depreciation, domestic research cost expensing, the business interest expense limitation and makes modifications to the international tax framework. The financial reporting implications of the Act were recorded in the income tax provision for the year ended December 31, 2025.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Required information is within Item 7.— Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Risk.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Live Nation Entertainment, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Live Nation Entertainment, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the index at Item 15(a)2 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 19, 2026 expressed an unqualified opinion thereon.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

|  |  |
|---|---|
| | ***Income Taxes*** |
| *Description of the Matter* | As disclosed in Note 9 to the consolidated financial statements, the Company is subject to income taxes in jurisdictions, both domestic and foreign, which affect the Company's provision for income taxes. The Company earns a significant amount of its operating income in certain foreign jurisdictions and the provision for foreign income taxes of $277 million for the year ended December 31, 2025, is an estimate based on management's understanding of current enacted tax legislation and tax rates in each tax jurisdiction. As the Company operates in a multinational tax environment and incurs income tax obligations in a number of jurisdictions, complexities and uncertainties can arise in the application of tax legislation. |
| | Auditing management's calculation of the provision for foreign income taxes was complex because it required an assessment of the Company's application of tax laws in multiple jurisdictions. The assessment of tax positions involves the evaluation and application of complex statutes and regulations which are subject to legal and factual interpretation. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to the Company's foreign income tax provision. For example, we tested management's controls over the foreign income tax provisions, including return to provision reconciliations, and the evaluation of permanent and temporary differences within foreign jurisdictions. |
| | To test the Company's provision for foreign income taxes and to address the risks associated with the complexity of the Company's foreign tax structure, we performed audit procedures that included, among others, evaluating the Company's determination of the income tax impact of the tax laws in foreign jurisdictions. We used our tax professionals to assist in evaluating the provision for foreign income taxes including the application of relevant foreign tax laws to management's calculations and tax positions. Additionally, we tested the tax impact of permanent and temporary differences, and tested return to provision reconciliations. |

*Ernst & Young LLP*

We have served as the Company's auditor since 2005.

Los Angeles, California
February 19, 2026

# LIVE NATION ENTERTAINMENT, INC.

## CONSOLIDATED BALANCE SHEETS

| | December 31, | |
|---|---|---|
| | **2025** | **2024** |
| | *(in thousands, except share data)* | |
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ 7,094,200 | $ 6,095,424 |
| Accounts receivable, less allowance of $73,912 and $72,663, respectively | 2,009,055 | 1,747,316 |
| Prepaid expenses | 1,453,732 | 1,247,184 |
| Other current assets | 417,405 | 200,213 |
| Total current assets | 10,974,392 | 9,290,137 |
| Property, plant and equipment, net | 3,415,771 | 2,441,872 |
| Operating lease assets | 1,869,753 | 1,618,033 |
| Intangible assets | | |
| Definite-lived intangible assets, net | 1,078,453 | 985,812 |
| Indefinite-lived intangible assets, net | 369,015 | 380,558 |
| Goodwill | 2,889,178 | 2,620,911 |
| Long-term advances | 631,071 | 520,482 |
| Other long-term assets | 1,684,900 | 1,780,966 |
| Total assets | $ 22,912,533 | $ 19,638,771 |
| **LIABILITIES AND EQUITY** | | |
| Current liabilities | | |
| Accounts payable, client accounts | $ 1,941,389 | $ 1,859,678 |
| Accrued expenses and accounts payable | 3,555,811 | 3,300,312 |
| Deferred revenue | 4,461,959 | 3,721,092 |
| Current portion of long-term debt, net | 587,630 | 260,901 |
| Other current liabilities | 482,061 | 216,297 |
| Total current liabilities | 11,028,850 | 9,358,279 |
| Long-term debt, net | 7,612,018 | 6,177,168 |
| Long-term operating lease liabilities | 2,036,974 | 1,680,266 |
| Other long-term liabilities | 415,844 | 477,763 |
| Commitments and contingent liabilities | | |
| Redeemable noncontrolling interests | 924,472 | 1,126,302 |
| Stockholders' equity | | |
| Preferred stock—Series A Junior Participating, $0.01 par value; 20,000,000 shares authorized; no shares issued and outstanding | — | — |
| Preferred stock, $0.01 par value; 30,000,000 shares authorized; no shares issued and outstanding | — | — |
| Common stock, $0.01 par value; 450,000,000 shares authorized; 235,995,577 and 234,771,759 shares issued and 235,421,446 and 234,363,735 shares outstanding in 2025 and 2024, respectively | 2,328 | 2,313 |
| Additional paid-in capital | 1,455,925 | 2,059,746 |
| Accumulated deficit | (1,041,978) | (1,546,819) |
| Cost of shares held in treasury | (30,396) | (6,865) |
| Accumulated other comprehensive loss | (114,872) | (335,112) |
| Total Live Nation stockholders' equity | 271,007 | 173,263 |
| Noncontrolling interests | 623,368 | 645,730 |
| Total equity | 894,375 | 818,993 |
| Total liabilities and equity | $ 22,912,533 | $ 19,638,771 |

See Notes to Consolidated Financial Statements

# LIVE NATION ENTERTAINMENT, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| | *(in thousands except share and per share data)* | | |
| Revenue | $ 25,201,406 | $ 23,155,625 | $ 22,726,317 |
| Operating expenses: | | | |
|  Direct operating expenses | 18,763,356 | 17,380,866 | 17,290,718 |
|  Selling, general and administrative expenses | 4,091,759 | 4,043,712 | 3,516,979 |
|  Depreciation and amortization | 638,872 | 549,923 | 516,797 |
|  Gain on disposal of operating assets | (18,528) | (11,015) | (13,927) |
|  Corporate expenses | 474,730 | 367,629 | 330,817 |
|   Operating income | 1,251,217 | 824,510 | 1,084,933 |
| Interest expense | 316,033 | 325,974 | 350,244 |
| Loss on extinguishment of debt | 780 | 2,563 | 18,504 |
| Interest income | (150,445) | (156,254) | (237,818) |
| Equity in losses (earnings) of nonconsolidated affiliates | (3,206) | 16,675 | 5,455 |
| Other expense (income), net | 57,528 | (103,874) | 35,274 |
| Income before income taxes | 1,030,527 | 739,426 | 913,274 |
| Income tax expense (benefit) | 339,787 | (391,698) | 209,476 |
| Net income | 690,740 | 1,131,124 | 703,798 |
| Net income attributable to noncontrolling interests | 194,768 | 234,837 | 146,905 |
| Net income attributable to common stockholders of Live Nation | $ 495,972 | $ 896,287 | $ 556,893 |
| | | | |
| Basic net income (loss) per common share available to common stockholders of Live Nation | $ (0.24) | $ 2.77 | $ 1.35 |
| Diluted net income (loss) per common share available to common stockholders of Live Nation | $ (0.24) | $ 2.74 | $ 1.34 |
| | | | |
| Weighted average common shares outstanding: | | | |
|  Basic | 231,844,300 | 230,124,255 | 228,628,390 |
|  Diluted | 231,844,300 | 236,352,449 | 230,977,326 |

| | | | |
|---|---|---|---|
| Reconciliation to net income (loss) available to common stockholders of Live Nation: | | | |
|  Net income attributable to common stockholders of Live Nation | $ 495,972 | $ 896,287 | $ 556,893 |
|  Accretion of redeemable noncontrolling interests | (550,801) | (258,076) | (247,438) |
| Net income (loss) available to common stockholders of Live Nation—basic | $ (54,829) | $ 638,211 | $ 309,455 |
|  Convertible debt interest, net of tax | — | 9,187 | — |
| Net income (loss) available to common stockholders of Live Nation—diluted | $ (54,829) | $ 647,398 | $ 309,455 |

See Notes to Consolidated Financial Statements

**LIVE NATION ENTERTAINMENT, INC.**

**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| | | *(in thousands)* | |
| Net income | $ 690,740 | $ 1,131,124 | $ 703,798 |
| Other comprehensive income, net of tax: | | | |
| Unrealized gain (loss) on cash flow hedge | (820) | 10,529 | 5,225 |
| Realized gain on cash flow hedge | (16,826) | (18,361) | (17,158) |
| Foreign currency translation adjustments | 237,886 | (354,730) | 129,459 |
| Comprehensive income | 910,980 | 768,562 | 821,324 |
| Comprehensive income attributable to noncontrolling interests | 194,768 | 234,837 | 146,905 |
| Comprehensive income attributable to common stockholders of Live Nation | $ 716,212 | $ 533,725 | $ 674,419 |

See Notes to Consolidated Financial Statements

# LIVE NATION ENTERTAINMENT, INC.

## CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

| | Live Nation Stockholders' Equity | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Common Shares Issued | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Cost of Shares Held in Treasury | Accumulated Other Comprehensive Income (Loss) | Noncontrolling Interests | Total Equity | Redeemable Noncontrolling Interests |
| | *(in thousands, except share data)* | | | | | | | | *(in thousands)* |
| **Balances at December 31, 2022** | 228,498,102 | $ 2,285 | $ 2,698,316 | $ (2,999,999) | $ (6,865) | $ (90,076) | $ 461,366 | $ 65,027 | $ 660,119 |
| Non-cash and stock-based compensation | 58 | — | 110,021 | — | — | — | — | 110,021 | — |
| Common stock issued under stock plans, net of shares withheld for employee taxes | 239,765 | 2 | (9,486) | — | — | — | — | (9,484) | — |
| Exercise of stock options | 890,566 | 9 | 19,255 | — | — | — | — | 19,264 | — |
| Repurchase of 2.5% convertible senior notes due 2023 | 156,750 | 2 | (27,327) | — | — | — | — | (27,325) | — |
| Capped call transactions for 3.125% convertible senior notes due 2029 | — | — | (75,500) | — | — | — | — | (75,500) | — |
| Acquisitions | | | — | | | | 129,700 | 129,700 | 47,375 |
| Purchases of noncontrolling interests | — | — | (100,940) | — | — | — | (35,549) | (136,489) | (11,402) |
| Redeemable noncontrolling interests fair value adjustments | — | — | (246,421) | — | — | — | — | (246,421) | 246,421 |
| Contributions received | — | — | — | — | — | — | 17,517 | 17,517 | 85 |
| Cash distributions | — | — | — | — | — | — | (163,301) | (163,301) | (76,318) |
| Other | — | — | — | — | — | — | 71,800 | 71,800 | (30,483) |
| Comprehensive income (loss): | | | | | | | | | |
| Net income | — | — | — | 556,893 | — | — | 122,772 | 679,665 | 24,133 |
| Unrealized gain on cash flow hedge | — | — | — | — | — | 5,225 | — | 5,225 | — |
| Realized gain on cash flow hedge | — | — | — | — | — | (17,158) | — | (17,158) | — |
| Foreign currency translation adjustments | — | — | — | — | — | 129,459 | — | 129,459 | — |
| **Balances at December 31, 2023** | 229,785,241 | $ 2,298 | $ 2,367,918 | $ (2,443,106) | $ (6,865) | $ 27,450 | $ 604,305 | $ 552,000 | $ 859,930 |

See Notes to Consolidated Financial Statements

| | Live Nation Stockholders' Equity | | | | | | | | Redeemable Noncontrolling Interests |
| | Common Shares Issued | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Cost of Shares Held in Treasury | Accumulated Other Comprehensive Income (Loss) | Noncontrolling Interests | Total Equity | |
|---|---|---|---|---|---|---|---|---|---|
| | | | *(in thousands, except share data)* | | | | | | *(in thousands)* |
| Non-cash and stock-based compensation | — | — | 109,986 | — | — | — | — | 109,986 | — |
| Common stock issued under stock plans, net of shares withheld for employee taxes | 658,278 | 7 | (59,763) | — | — | — | — | (59,756) | — |
| Exercise of stock options | 852,097 | 8 | 26,044 | — | — | — | — | 26,052 | — |
| Repurchase of 2.0% convertible senior notes due 2025 | — | — | (94,033) | — | — | — | — | (94,033) | — |
| Acquisitions | — | — | — | — | — | — | 56,295 | 56,295 | 45,357 |
| Purchases of noncontrolling interests | — | — | (30,049) | — | — | — | (14,966) | (45,015) | (32,296) |
| Redeemable noncontrolling interests fair value adjustments | — | — | (260,357) | — | — | — | — | (260,357) | 261,416 |
| Contributions received | — | — | — | — | — | — | 3,000 | 3,000 | — |
| Cash distributions | — | — | — | — | — | — | (167,948) | (167,948) | (77,632) |
| Other | 23 | — | — | — | — | — | (4,182) | (4,182) | 3,916 |
| Comprehensive income (loss): | | | | | | | | | |
| Net income | — | — | — | 896,287 | — | — | 169,226 | 1,065,513 | 65,611 |
| Unrealized gain on cash flow hedge | — | — | — | — | — | 10,529 | — | 10,529 | — |
| Realized gain on cash flow hedge | — | — | — | — | — | (18,361) | — | (18,361) | — |
| Foreign currency translation adjustments | — | — | — | — | — | (354,730) | — | (354,730) | — |
| **Balances at December 31, 2024** | 231,295,639 | $ 2,313 | $ 2,059,746 | $(1,546,819) | $ (6,865) | $ (335,112) | $ 645,730 | $ 818,993 | $ 1,126,302 |

See Notes to Consolidated Financial Statements

| | Common Shares Issued | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Cost of Shares Held in Treasury | Accumulated Other Comprehensive Income (Loss) | Noncontrolling Interests | Total Equity | Redeemable Noncontrolling Interests |
|---|---|---|---|---|---|---|---|---|---|
| | **Live Nation Stockholders' Equity** | | | | | | | | |
| | *(in thousands, except share data)* | | | | | | | | *(in thousands)* |
| Cumulative effect of change in accounting principle | — | — | — | 8,869 | — | — | — | 8,869 | $ — |
| Non-cash and stock-based compensation | — | — | 156,963 | — | — | — | — | 156,963 | — |
| Common stock issued under stock plans, net of shares withheld for employee taxes | 1,020,861 | 9 | (126,700) | — | — | — | — | (126,691) | — |
| Exercise of stock options | 172,456 | 2 | 5,079 | — | — | — | — | 5,081 | — |
| Repurchase of 2.0% convertible senior notes due 2025 | 182,560 | 2 | (4) | — | — | — | — | (2) | — |
| Common stock repurchases | 166,107 | 2 | (27,458) | — | (23,531) | — | — | (50,987) | — |
| Acquisitions | — | — | — | — | — | — | 135,335 | 135,335 | 92,554 |
| Purchases of noncontrolling interests | — | — | (32,435) | — | — | — | (156,103) | (188,538) | (855,926) |
| Redeemable noncontrolling interests fair value adjustments | — | — | (579,266) | — | — | — | — | (579,266) | 579,926 |
| Contributions received | — | — | — | — | — | — | 34,567 | 34,567 | 3,019 |
| Cash distributions | — | — | — | — | — | — | (177,494) | (177,494) | (73,502) |
| Other | — | — | — | — | — | — | 677 | 677 | (2,013) |
| Comprehensive income (loss): | | | | | | | | | |
| Net income | — | — | — | 495,972 | — | — | 140,656 | 636,628 | 54,112 |
| Unrealized loss on cash flow hedge | — | — | — | — | — | (820) | — | (820) | — |
| Realized gain on cash flow hedge | — | — | — | — | — | (16,826) | — | (16,826) | — |
| Foreign currency translation adjustments | — | — | — | — | — | 237,886 | — | 237,886 | — |
| **Balances at December 31, 2025** | 232,837,623 | $ 2,328 | $ 1,455,925 | $(1,041,978) | $(30,396) | $ (114,872) | $ 623,368 | $ 894,375 | $ 924,472 |

See Notes to Consolidated Financial Statements

# LIVE NATION ENTERTAINMENT, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| | *(in thousands)* | | |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | $ 690,740 | $ 1,131,124 | $ 703,798 |
| Reconciling items: | | | |
| Depreciation | 374,301 | 300,003 | 266,590 |
| Amortization of definite-lived intangibles | 264,571 | 249,920 | 250,207 |
| Amortization of non-recoupable ticketing contract advances | 88,386 | 88,717 | 83,693 |
| Deferred income taxes | (20,502) | (708,570) | (44,018) |
| Amortization of debt issuance costs and discounts | 20,244 | 17,794 | 16,884 |
| Provision for uncollectible accounts receivable | 30,784 | 1,002 | 78,336 |
| Loss on extinguishment of debt | 780 | 2,563 | 18,504 |
| Stock-based compensation expense | 155,219 | 110,348 | 115,959 |
| Unrealized changes in fair value of contingent consideration | 91,455 | (21,721) | 40,151 |
| Equity in losses of nonconsolidated affiliates, net of distributions | 23,227 | 32,371 | 30,522 |
| Gain on mark-to-market of investments in nonconsolidated affiliates and crypto assets | (12,112) | (102,929) | (47,878) |
| Gain on sale of operating and fixed assets | (20,979) | (7,887) | (2,955) |
| Other, net | (3,052) | (18,665) | (9,533) |
| Changes in operating assets and liabilities, net of effects of acquisitions and dispositions: | | | |
| Decrease (increase) in accounts receivable | (147,892) | 181,430 | (525,739) |
| Increase in prepaid expenses and other assets | (343,315) | (22,192) | (202,834) |
| Increase (decrease) in accrued expenses, accounts payable and other liabilities | (138,407) | 13,782 | 450,370 |
| Increase in deferred revenue | 341,868 | 478,085 | 140,917 |
| Net cash provided by operating activities | 1,395,316 | 1,725,175 | 1,362,974 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Advances of notes receivable | (77,636) | (119,213) | (181,801) |
| Collections of notes receivable | 22,855 | 52,303 | 17,057 |
| Disposal of operating assets, net of cash sold | 25,536 | 7,373 | 1,479 |
| Investments made in nonconsolidated affiliates | (38,984) | (45,683) | (54,922) |
| Purchases of property, plant and equipment | (1,061,705) | (646,634) | (438,604) |
| Cash paid for acquisition of right-of-use assets | (20,800) | (20,000) | — |
| Cash paid for acquisitions, net of cash acquired | (80,006) | (98,307) | (17,534) |
| Purchases of intangible assets | (7,832) | (8,522) | (36,653) |
| Proceeds (cash derecognized) from sale of investments in nonconsolidated affiliates | (1,363) | 19,594 | 1,524 |
| Other, net | 13,485 | 4,808 | 13,649 |
| Net cash used in investing activities | (1,226,450) | (854,281) | (695,805) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from debt, net of debt issuance costs | 3,714,432 | 1,671,842 | 1,061,026 |
| Payments on debt including extinguishment costs | (2,049,287) | (1,959,725) | (730,643) |
| Contributions from noncontrolling interests | 34,578 | 3,000 | 19,602 |
| Distributions to noncontrolling interests | (250,996) | (245,580) | (239,619) |
| Purchases of noncontrolling interests, net | (883,634) | (69,935) | (113,768) |
| Payments for capped call transactions | — | — | (75,500) |
| Proceeds from exercise of stock options | 5,081 | 26,052 | 19,264 |
| Taxes paid for net share settlement of equity awards | (126,691) | (59,756) | (9,484) |
| Common stock repurchases | (23,531) | — | — |
| Payments for deferred and contingent consideration | (11,785) | (23,733) | (17,757) |
| Other, net | (1,660) | (715) | (402) |
| Net cash provided by (used in) financing activities | 406,507 | (658,550) | (87,281) |
| Effect of exchange rate changes on cash, cash equivalents and restricted cash | 425,504 | (345,191) | 38,874 |
| Net increase (decrease) in cash, cash equivalents and restricted cash | 1,000,877 | (132,847) | 618,762 |
| Cash, cash equivalents and restricted cash at beginning of period | 6,106,109 | 6,238,956 | 5,620,194 |
| Cash, cash equivalents and restricted cash at end of period | $ 7,106,986 | $ 6,106,109 | $ 6,238,956 |
| **SUPPLEMENTAL DISCLOSURE** | | | |
| Cash paid during the year for: | | | |
| Interest, net of interest income and capitalized interest | $ 118,638 | $ 132,758 | $ 57,367 |
| Income taxes, net of refunds | $ 313,038 | $ 253,652 | $ 175,148 |

See Notes to Consolidated Financial Statements

# LIVE NATION ENTERTAINMENT, INC.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*History*

Live Nation was incorporated in Delaware on August 2, 2005 in preparation for the contribution and transfer by Clear Channel Communications, Inc. of substantially all of its entertainment assets and liabilities to us. We completed this separation on December 21, 2005 and became a publicly traded company on the New York Stock Exchange trading under the symbol "LYV."

On January 25, 2010, we merged with Ticketmaster Entertainment LLC and it became a wholly-owned subsidiary of Live Nation. Effective with the merger, Live Nation, Inc. changed its name to Live Nation Entertainment, Inc.

*Seasonality*

Our Concerts and Sponsorship & Advertising segments typically experience higher revenue and operating income in the second and third quarters as our outdoor venue concerts and festivals primarily occur from May through October in most major markets. Our Ticketing segment revenue is impacted by fluctuations in the availability and timing of events for sale to the public, which vary depending upon scheduling by our clients.

Cash flows from our Concerts segment typically have a slightly different seasonality as partial payments are often made for artist performance fees and production costs for tours in advance of the date the related event tickets go on sale. These artist fees and production costs are expensed when the event occurs. Once tickets for an event go on sale, we generally begin to receive payments from ticket sales in advance of when the event occurs. In the United States, this cash is largely associated with events in our operated venues, notably amphitheaters, festivals, theaters and clubs. Internationally, this cash is from a combination of both events in our owned or operated venues, as well as events in third-party venues associated with our promoters' share of tickets in allocation markets. We record ticket sales related to owned and operated venues as revenue when the event occurs. Our seasonality also results in higher balances in cash and cash equivalents, accounts receivable, prepaid expenses, accrued expenses and deferred revenue at different times in the year.

We expect our seasonality trends to evolve as we continue to expand our global operations.

*Basis of Presentation and Principles of Consolidation*

Our consolidated financial statements include all of our accounts, including our majority owned and controlled subsidiaries and VIEs for which we are the primary beneficiary. Intercompany accounts among the consolidated businesses have been eliminated in consolidation. Net income (loss) attributable to noncontrolling interests is reflected in the statements of operations.

Typically, we consolidate entities in which we own more than 50% of the voting common stock and control operations and also VIEs for which we are the primary beneficiary. Investments in nonconsolidated affiliates in which we own more than 20% of the voting common stock or otherwise exercise significant influence over operating and financial policies but not control of the nonconsolidated affiliate are accounted for using the equity method of accounting. Investments in nonconsolidated affiliates in which we own less than 20% of the voting common stock and do not exercise significant influence over operating and financial policies are accounted for at fair value unless the investment does not have a readily determinable fair value in which case the investment is accounted for at cost less any impairment.

All of our cash flow activity reflected on the consolidated statements of cash flows is presented net of any non-cash transactions so the amounts reflected may be different than amounts shown in other places in our consolidated financial statements that are based on accrual accounting and therefore include non-cash amounts. For example, purchases of property, plant and equipment reflected on the consolidated statements of cash flows reflect the amount of cash paid during the year for these purchases and does not include the impact of the changes in accrued expenses related to capital expenditures during the year.

### *Variable Interest Entities*

In the normal course of business, we enter into joint ventures or make investments in companies that will allow us to expand our core business and enter new markets. In certain instances, such ventures or investments may be considered a VIE because the equity at risk is insufficient to permit it to carry on its activities without additional financial support from its equity owners. In determining whether we are the primary beneficiary of a VIE, we assess whether we have the power to direct activities that most significantly impact the economic performance of the entity and have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. The activities we believe most significantly impact the economic performance of our VIEs include the unilateral ability to approve the annual budget, to terminate key management and to approve entering into agreements with artists, among others. We have certain rights and obligations related to our involvement in the VIEs, including the requirement to provide operational cash flow funding.

As of December 31, 2025 and 2024, excluding intercompany balances and allocated goodwill and intangible assets, there were approximately $941.4 million and $839.9 million of assets and $875.4 million and $577.6 million of liabilities, respectively, related to VIEs included in our balance sheets. None of our VIEs are significant on an individual basis.

### *Nonconsolidated Affiliates*

In general, nonconsolidated investments in which we own more than 20% of the common stock or otherwise exercise significant influence over an affiliate are accounted for under the equity method. We review the value of equity method investments and record impairment charges in the statements of operations for any decline in value that is determined to be other-than-temporary. If we obtain control of a nonconsolidated affiliate through the purchase of additional ownership interest or changes in the governing agreements, we remeasure our investment to fair value first and then apply the accounting guidance for business combinations. Any gain or loss resulting from the remeasurement to fair value is recorded as a component of other expense (income), net in the statements of operations.

### *Cash, Cash Equivalents and Restricted Cash*

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less. Our cash and cash equivalents include domestic and foreign bank accounts as well as interest-bearing accounts consisting primarily of bank deposits and money market accounts managed by third-party financial institutions. These balances are stated at cost, which approximates fair value.

Restricted cash primarily consists of cash held in escrow accounts to fund capital improvements of certain leased or operated venues. The cash is held in these accounts pursuant to the related lease or operating agreement.

Included in the December 31, 2025 and 2024 cash and cash equivalents balance is $1.6 billion and $1.6 billion, respectively, of cash received that includes the face value of tickets sold on behalf of our ticketing clients and their share of service charges ("client cash"), which amounts are to be remitted to these clients. These amounts due to our clients are included in accounts payable, client accounts.

Cash held in interest-bearing operating accounts in many cases exceeds the Federal Deposit Insurance Corporation insurance limits. To reduce our credit risk, we monitor the credit standing of the financial institutions that hold our cash and cash equivalents; however, these balances could be impacted in the future if the underlying financial institutions fail. To date, we have experienced no loss of or lack of access to our cash or cash equivalents; however, we can provide no assurances that access to our cash and cash equivalents will not be impacted in the future by adverse conditions in the financial markets.

### *Allowance for Doubtful Accounts*

We evaluate the collectability of our accounts receivable based on a combination of factors. Generally, we record reserves based on the amount of cash we expect to receive when an account receivable balance is established. Our reserve estimate is primarily based on our historical accounts receivable write-offs. We adjust the historical reserve estimate applied to current accounts receivable when events or circumstances change, such as changes in current economic conditions or there is a significant deterioration in our accounts receivable aging, indicating that the reserve estimate may be insufficient to cover the expected loss. We generally apply a portfolio approach to all of our accounts receivable based on reporting unit unless there are facts and circumstances that indicate a specific group of customers is at greater risk of nonpayment.

We believe that the credit risk with respect to trade receivables is limited due to the large number and the geographic diversification of our customers.

### *Prepaid Expenses*

The majority of our prepaid expenses relate to event expenses including show advances and deposits and other costs directly related to future concert events. For advances that are expected to be recouped over a period of more than twelve months, the long-term portion of the advance is classified as long-term advances. These prepaid costs are charged to operations upon completion of the related events.

Ticketing contract advances, which can be either recoupable or non-recoupable, represent amounts paid in advance to our clients pursuant to ticketing agreements and are reflected in prepaid expenses or in long-term advances if the amount is expected to be recouped or recognized over a period of more than twelve months. Recoupable ticketing contract advances are generally recoupable against future royalties earned by our clients, based on the contract terms, over the life of the contract. Non-recoupable ticketing contract advances, excluding those amounts paid to support clients' advertising costs, are fixed additional incentives occasionally paid by us to secure the contract with certain clients and are typically amortized over the life of the contract on a straight-line basis.

Artist advances and ticketing contract advances are reviewed for recoverability whenever circumstances change, such as extended delays in an artist's touring cycle, a decline in an artist's tour earnings, lack of events on sale for a ticketing client or a decline in a client's ticket sales, indicating that the advance may not be recoupable over the term of the agreement. We review various factors, including past recoupment amounts, timing of an artist's last tour, expectations of future tours, ticketing clients' historical ticket sales and expectations of clients' future ticket sales, to determine if we believe the advance will recoup as expected.  If an advance is not expected to be fully recoupable, a reserve is established to reduce the advance to the amount we expect to recoup. The reserves are recorded as a component of direct operating expenses in our consolidated statements of operations.

### *Business Combinations*

During 2025, 2024 and 2023, we completed several acquisitions that were accounted for as business combinations under the acquisition method of accounting. When we make these acquisitions, we often acquire a controlling interest without buying 100% of the business. These acquisitions and the related results of operations were not significant on either an individual basis or in the aggregate for the years ended December 31, 2025, 2024 and 2023.

We account for our business combinations under the acquisition method of accounting. Identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are recognized and measured as of the acquisition date at fair value. Additionally, any contingent consideration is recorded at fair value on the acquisition date and classified as a liability. Goodwill is recognized to the extent by which the aggregate of the acquisition-date fair value of the consideration transferred and any noncontrolling interest in the acquiree exceeds the recognized basis of the identifiable assets acquired, net of assumed liabilities. Determining the fair value of assets acquired, liabilities assumed and noncontrolling interests requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives among other items. In addition, when we have acquisitions where substantially all of the fair value of assets acquired is concentrated in a single asset or group of similar assets, we account for the acquisitions as asset acquisitions.

### *Property, Plant and Equipment*

Property, plant and equipment are stated at cost or fair value at the date of acquisition. Depreciation is computed using the straight-line method over their estimated useful lives, which are typically as follows:

Buildings and improvements - 10 to 50 years

Computer equipment and capitalized software - 3 to 10 years

Furniture and other equipment - 3 to 10 years

Leasehold improvements are depreciated over the shorter of the economic life or associated lease term. Expenditures for maintenance and repairs are charged to operations as incurred, whereas expenditures for asset renewal and improvements are capitalized. There is no depreciation expense included in direct operating expenses, selling, general and administrative expenses or corporate expenses. Our depreciation expense is presented as a separate line item, with amortization expense, in the statements of operations.

We test for possible impairment of property, plant and equipment whenever events or circumstances change, such as a current period operating cash flow loss combined with a history of, or projections of, operating cash flow losses or a significant adverse change in the manner in which the asset is intended to be used, which could indicate that the carrying amount of the asset may not be recoverable. If indicators exist, we compare the estimated undiscounted future cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the estimated undiscounted future cash flow amount, an impairment charge is recorded based on the difference between the fair value and the carrying value. Any such impairment charge is recorded in depreciation and amortization in the statements of operations. The impairment loss calculations require management to apply judgment in estimating future cash flows and the discount rates that reflect the risk inherent in future cash flows.

### Intangible Assets

We classify intangible assets as definite-lived or indefinite-lived. Definite-lived intangibles include revenue-generating contracts, client/vendor relationships, trademarks and naming rights, technology, non-compete agreements, and venue management and leasehold agreements, all of which are amortized either on a straight-line basis over the respective lives of the agreements, typically 3 to 10 years, or on a basis more representative of the time pattern over which the benefit is derived. We periodically review the appropriateness of the amortization periods related to our definite-lived intangible assets. These assets are stated at cost or fair value at the date of acquisition. Indefinite-lived intangibles consist of trade names and cryptocurrency assets which are not subject to amortization. Our amortization expense is presented as a separate line item, with depreciation expense, in the statements of operations. There is no amortization expense included in direct operating expenses, selling, general and administrative expenses or corporate expenses.

We test for possible impairment of definite-lived intangible assets whenever events or circumstances change, such as a current period operating cash flow loss combined with a history of, or projections of, operating cash flow losses or a significant adverse change in the manner in which the asset is intended to be used, which could indicate that the carrying amount of the asset may not be recoverable. If indicators exist, we compare the estimated undiscounted future cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the estimated undiscounted future cash flow amount, an impairment charge is recorded based on the difference between the fair value and the carrying value. Any such impairment charge is recorded in depreciation and amortization in the statements of operations. For the years ended December 31, 2025, 2024 and 2023, there were no significant impairment charges.

We test for possible impairment of indefinite-lived intangible assets at least annually. Depending on facts and circumstances, qualitative factors may first be assessed to determine whether the existence of events and circumstances indicate that it is more likely than not that an indefinite-lived intangible asset is impaired. If it is concluded that it is more likely than not impaired, we perform a quantitative impairment test by comparing the fair value with the carrying amount. When specific assets are determined to be impaired, the cost basis of the asset is reduced to reflect the current fair value. Any such impairment charge is recorded in depreciation and amortization in the statements of operations. The impairment loss calculations require management to apply judgment in estimating future cash flows, expected future revenue, discount rates and royalty rates that reflect the risk inherent in future cash flows. For the years ended December 31, 2025, 2024 and 2023, there were no significant impairment charges.

### Goodwill

We review goodwill for impairment annually, as of October 1, using a two-step process. We also test goodwill for impairment in other periods if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount or when we change our reporting units.

The first step is a qualitative evaluation as to whether it is more likely than not that the fair value of any of our reporting units is less than its carrying value using an assessment of relevant events and circumstances. Examples of such events and circumstances include historical financial performance, industry and market conditions, macroeconomic conditions, reporting unit-specific events, historical results of goodwill impairment testing and the timing of the last performance of a quantitative assessment. We also considered changes in discount rates, market multiples, carrying values and forecast since the last quantitative test. If any reporting units are concluded to be more likely than not impaired, or if that conclusion cannot be determined qualitatively, a second step is performed for that reporting unit utilizing a quantitative approach.

For the year ended December 31, 2025, as part of our annual test for impairment, all of our reporting units with goodwill were assessed under the initial qualitative evaluation and did not advance to the quantitative analysis.

For the year ended December 31, 2024, as part of a refresh of the fair values of reporting units, as of July 1, 2024, three of our reporting units were assessed under quantitative analysis to support future qualitative evaluation. As of October 1, 2024, as required by our policy to perform goodwill tests annually, these three reporting units were also assessed under the initial qualitative evaluation and did not advance to the quantitative analysis. As of October 1, 2024, the remaining three reporting units with goodwill were assessed under quantitative analysis to support future qualitative evaluation. All of our reporting units assessed under the quantitative analysis primarily used a discounted cash flows methodology, with a lesser weighting attributed to the market multiple approach. The discounted cash flows methodology estimates fair value by discounting the reporting unit's estimated future cash flows using a weighted-average cost of capital that reflects current market conditions and the risk profile of the reporting unit. Under the market multiple approach, the estimated fair value of the reporting unit was estimated by applying market multiples derived from stock prices of companies that are engaged in the same or similar lines of business as the reporting unit and that are actively traded on a free and open market. The derived multiples are then applied to the reporting unit's financial metrics.

For the year ended December 31, 2023, as part of our annual test for impairment, one of our reporting units, which accounted for approximately 12% of our goodwill at December 31, 2023, was assessed under the quantitative analysis. The remaining reporting units with goodwill were assessed under the initial qualitative evaluation and did not advance to the quantitative analysis.

No impairment charges were recorded for the years ended December 31, 2025, 2024 and 2023.

*Leases*

We lease office space, many of our concert venues, festival sites and certain equipment. We record a lease asset and liability on our consolidated balance sheets at the inception of the lease or when we take possession of the leased space or equipment, if later, based on the required payments over the term of the lease. We do not recognize a lease asset or liability for leases with an initial term of twelve months or less, including multi-year festival site leases where the sum of the non-consecutive periods of rental time is less than twelve months. Rent expense for these short-term leases is generally recognized on a straight-line basis over the lease term.

Some of our lease agreements contain annual rental escalation clauses, as well as provisions for us to pay the related utilities and maintenance. We have elected to account for the lease components (i.e., fixed payments including rent and parking) and non-lease components (i.e., common-area maintenance costs) as a single lease component.

Many of our lease agreements contain renewal options that can extend the lease for additional terms typically ranging from one to ten years. Renewal options at the discretion of the lessor are included in the lease term while renewal options at our discretion are generally not included in the lease term unless they are reasonably certain to be exercised.

In addition to fixed rental payments, many of our leases contain contingent rental payments based on a percentage of revenue, tickets sold or other variables, while others include periodic adjustments to rental payments based on the prevailing inflationary index or market rental rates. Contingent rent obligations are not included in the initial measurement of the lease asset or liability and are recognized as rent expense in the period that the contingency is resolved. Our leases do not contain any material residual value guarantees or restrictive covenants.

We measure our lease assets and liabilities using an incremental borrowing rate which varies from lease to lease depending on geographical location and length of the lease.

*Accounts Payable, Client Accounts*

Accounts payable, client accounts consists of contractual amounts due to our ticketing clients which includes the face value of tickets sold and the clients' share of service charges.

*Income Taxes*

We account for income taxes using the liability method which results in deferred tax assets and liabilities based on differences between financial reporting bases and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. We assess the realizability of our deferred tax assets, considering all relevant factors, at each reporting period. As almost all earnings from our continuing foreign operations are permanently reinvested and not distributed, our income tax provision does not include additional United States state and foreign withholding or transaction taxes on those foreign earnings that would be incurred if they were distributed. It is not practicable to determine the amount of state and foreign income taxes, if any, that might become due in the event that any remaining available cash associated with these earnings were distributed.

The FASB guidance for income taxes prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

We have established a policy of including interest related to tax loss contingencies in income tax expense (benefit) in the statements of operations. We treat the taxes due on future Global Intangible Low-Taxed Income ("GILTI") inclusions in United States taxable income as a current-period expense when incurred.

The One Big Beautiful Bill Act (the "Act") was enacted on July 4, 2025. The Act makes key elements of the Tax Cuts and Jobs Act permanent, including 100% bonus depreciation, domestic research cost expensing, the business interest expense limitation and makes modifications to the international tax framework. The financial reporting implications of the Act were recorded in the income tax provision for the year ended December 31, 2025.

***Revenue Recognition***

Revenue from the promotion or production of an event in our Concerts segment is recognized when the event occurs. Consideration collected in advance of the event is recorded as deferred revenue until the event occurs. Revenue collected from sponsorship agreements, which is not related to a single event, is classified as deferred revenue and recognized over the term of the agreement or operating season as the benefits are provided to the sponsor.

Revenue from our ticketing operations primarily consists of service fees charged at the time a ticket for an event is sold in either the primary or secondary markets. For primary tickets sold to our concert and festival events, where our concert promoters control ticketing, the revenue for the associated ticket service charges collected in advance of the event is recorded as deferred revenue until the event occurs and these service charges are shared between our Ticketing and Concerts segments. For primary tickets sold for events of third-party clients and secondary market sales, the revenue is recognized at the time of the sale and is recorded by our Ticketing segment. Amortization of nonrecoupable ticketing contract advances is recorded as a reduction to revenue.

We account for taxes that are externally imposed on revenue producing transactions on a net basis.

***Gross versus Net Revenue Recognition***

We report revenue on a gross or net basis based on management's assessment of whether we act as a principal or agent in the transaction. To the extent we act as the principal, revenue is reported on a gross basis. The determination of whether we act as a principal or an agent in a transaction is based on an evaluation of whether we have control of the good or service before it is transferred to the customer. Our Ticketing segment's revenue, which primarily consists of service fees from its ticketing operations, is recorded net of the face value of the ticket as well as the portion of the service fee paid to the venue as we generally act as an agent in these transactions.

***Business Interruption Insurance Recovery***

We record revenue or offset expense for covered business interruptions in the period we determine it is probable we will be compensated for the costs incurred or the applicable contingencies with the insurance company are resolved for lost revenue. This may result in business interruption insurance recoveries being recorded in a period subsequent to the period we experience lost revenue and/or incurred the expenses from a covered event that are being reimbursed. For the years ended December 31, 2025, 2024 and 2023, we recorded business interruption insurance recoveries of $72.5 million, $51.3 million and $41.5 million, respectively. The recoveries were for a variety of claims and primarily recorded as revenue.

***Foreign Currency***

Results of operations for foreign subsidiaries and foreign equity investees are translated into United States dollars using the average exchange rates during the year. The assets and liabilities of those subsidiaries and investees are translated into United States dollars using the exchange rates at the balance sheet date. The related translation adjustments are recorded in a separate component of stockholders' equity in AOCI. Foreign currency transaction gains and losses are included in the statements of operations and include the impact of revaluation of certain foreign currency denominated net assets or liabilities held internationally. For the years ended December 31, 2025 and December 31, 2023, we recorded net foreign currency transaction losses of $61.1 million and $74.5 million, respectively. For the year ended December 31, 2024, we recorded net foreign currency transaction gains of $14.7 million.

***Advertising Expense***

We record advertising expense in the year that it is incurred. Throughout the year, general advertising expenses are recognized as they are incurred, but event-related advertising for concerts is recognized once the event occurs. If an event is rescheduled into the following year, the advertising costs are expensed in the period the event is rescheduled. However, all advertising costs incurred during the year and not previously recognized are expensed at the end of the year. For the years ended December 31, 2025, 2024 and 2023, advertising expenses of $731.6 million, $750.9 million and $706.2 million , respectively, were recorded as a component of direct operating expenses. For the years ended December 31, 2025, 2024 and 2023, advertising expenses of $59.8 million, $54.6 million and $47.7 million, respectively, were recorded as a component of selling, general and administrative expenses.

***Direct Operating Expenses***

Direct operating expenses include artist fees, event-related marketing and advertising expenses, rent expense for events in third-party venues, credit card fees, telecommunication and data communication costs associated with our call centers, commissions paid on tickets distributed through independent sales outlets away from the box office, and salaries and wages related to seasonal employees at our venues along with other costs, including ticket stock and shipping. These costs are primarily variable in nature. For the years ended December 31, 2024 and December 31, 2023, we reclassified certain software technology costs from selling, general and administrative expenses to direct operating expenses of $52.7 million and $40.2 million, respectively, all within our Ticketing segment, due to the variable nature of these expenses.

***Selling, General and Administrative Expenses***

Selling, general and administrative expenses include salaries and other compensation costs related to full-time employees, fixed rent, travel and entertainment, legal expenses and consulting along with other costs.

***Litigation Accruals***

We are currently involved in certain legal proceedings and, as required, have accrued our estimate of the probable costs for the resolution of these claims. Management's estimates used have been developed in consultation with counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular period could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these proceedings.

***Non-cash and Stock-based Compensation***

We follow the fair value recognition provisions in the FASB guidance for stock compensation. Stock-based compensation expense includes compensation expense for all share-based payments using the estimated grant date fair value. Stock-based compensation expense is adjusted for forfeitures as they occur.

The fair value for options in Live Nation stock is estimated on the date of grant using the Black-Scholes option-pricing model. The fair value of the options is amortized to expense on a straight-line basis over the options' vesting period. We use an expected volatility based on an even weighting of our own traded options and historical volatility. We use a weighted-average expected life based on historical experience calculated with the assistance of outside consultants. The risk-free rate for periods within the expected life of the option is based on the United States Treasury note rate.

The fair value of restricted stock awards and deferred stock awards, which is generally the stock price on the date of grant, is amortized to expense on a straight-line basis over the vesting period except for restricted stock awards and deferred stock awards with minimum performance or market targets as their vesting condition. The performance-based awards are amortized to expense on a graded basis over the vesting period to the extent that it is probable that the performance criteria will be met. Market-based award fair values are estimated using a Monte Carlo simulation model and are then amortized to expense on a graded basis over the derived service period, which is estimated as the median weighted average vesting period from the Monte Carlo simulation models. However, unlike awards with a service or performance condition, the expense for market-based awards will not be reversed solely because the market condition is not satisfied.

***Use of Estimates***

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes including, but not limited to, legal, tax and insurance accruals, acquisition accounting and impairments. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

***Accounting Standards Updates (ASU)***

In August 2023, the FASB issued ASU 2023-05, *"Business Combinations—Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement,"* which requires joint ventures to initially measure all contributions received upon its formation at fair value. We adopted this guidance prospectively for all joint venture formations with a formation date on or after January 1, 2025. The adoption did not and is not expected to have a material impact on our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-08, *"Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets,"* which requires measurement of crypto assets at fair value each reporting period with changes in fair value recognized on the income statement. This guidance also requires disclosure on significant holdings, contractual sale restrictions and changes during the reporting period of crypto assets. We adopted ASU 2023-08 on January 1, 2025 under the modified retrospective method and recorded a $8.9 million decrease to the opening balance of accumulated deficit and a corresponding increase to intangible assets. We do not engage in speculative investment activities related to crypto assets.

In December 2023, the FASB issued ASU 2023-09, *"Income Taxes (Topic 740): Improvements to Income Tax Disclosures,"* which prescribes standardized categories and disaggregation of information in the reconciliation of provision for income taxes, requires disclosure of disaggregated income taxes paid, and modifies other income tax-related disclosure requirements. We prospectively adopted these disclosures for our annual reporting period ending December 31, 2025 within Note 9 – Income Taxes.

In November 2024, the FASB issued ASU 2024-03, *"Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,"* which requires the disclosure of additional information related to certain costs and expenses, including amounts of inventory purchases, employee compensation, and depreciation and amortization included in each income statement line item. The guidance also requires disclosure of the total amount of selling expenses and the Company's definition of selling expenses. This guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual periods beginning after December 15, 2027, with early adoption permitted. The guidance is to be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating this guidance and we expect the adoption will result in additional disclosures.

In September 2025, the FASB issued ASU 2025-07, *"Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract,"* which expands Topic 815 scope exceptions to include contracts for which settlement is based on operations or activities specific to one of the parties to the contract. This guidance also clarifies how Topic 606 applies for share-based payments received as noncash consideration from customers. This guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods, with early adoption permitted and is to be applied either prospectively to new contracts entered into on or after the date of adoption, or on a modified retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption for contracts existing as of the beginning of the annual reporting period of adoption. We are currently evaluating the impact of adopting this guidance and we do not expect the adoption to have a material impact on our consolidated financial statements.

## NOTE 2—LONG-LIVED ASSETS, INTANGIBLES, AND GOODWILL

### Property, Plant and Equipment, Net

Property, plant and equipment includes expenditures for the construction of new venues, major renovations to existing buildings or buildings that are being added to our venue network, the development of new ticketing tools and technology enhancements along with the renewal and improvement of existing venues and technology systems, web development and administrative offices. For certain projects with significant expected costs and an extended construction period, we capitalize interest. For the year ended December 31, 2025, we recorded $24.0 million of capitalized interest.

Property, plant and equipment consisted of the following:

| | December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| | *(in thousands)* | |
| Land, buildings and improvements | $ 2,873,491 | $ 2,325,929 |
| Computer equipment and capitalized software | 815,403 | 867,294 |
| Furniture and other equipment | 952,651 | 757,803 |
| Construction in progress | 830,878 | 386,880 |
| Property, plant and equipment, gross | 5,472,423 | 4,337,906 |
| Less: accumulated depreciation | 2,056,652 | 1,896,034 |
| Property, plant and equipment, net | $ 3,415,771 | $ 2,441,872 |

*Definite-lived Intangible Assets*

The following table presents the changes in the gross carrying amount and accumulated amortization of definite-lived intangible assets for the years ended December 31, 2025 and 2024:

| | Revenue-generating contracts | Client / vendor relationships | Venue management | Trademarks and naming rights | Technology and Other [1] | Total |
|---|---|---|---|---|---|---|
| | | | | *(in thousands)* | | |
| **Balance as of December 31, 2023:** | | | | | | |
| Gross carrying amount | $ 925,257 | $ 583,436 | $ 226,788 | $ 183,493 | $ 20,220 | $ 1,939,194 |
| Accumulated amortization | (336,625) | (251,649) | (79,218) | (104,036) | (6,045) | (777,573) |
| Net | 588,632 | 331,787 | 147,570 | 79,457 | 14,175 | 1,161,621 |
| Gross carrying amount: | | | | | | |
| Acquisitions and additions current year | 68,453 | 52,406 | 35,273 | 7,331 | 7,551 | 171,014 |
| Acquisitions and additions prior year | 826 | 4,066 | 3 | — | — | 4,895 |
| Foreign exchange | (96,995) | (32,993) | (6,954) | (14,096) | (709) | (151,747) |
| Other [2] | (77,947) | (39,343) | (23,930) | (14,240) | (825) | (156,285) |
| Net change | (105,663) | (15,864) | 4,392 | (21,005) | 6,017 | (132,123) |
| Accumulated amortization: | | | | | | |
| Amortization | (111,711) | (86,637) | (23,978) | (17,791) | (9,142) | (249,259) |
| Foreign exchange | 29,331 | 12,013 | 2,185 | 5,096 | 89 | 48,714 |
| Other [2] | 79,707 | 39,892 | 24,066 | 11,763 | 1,432 | 156,860 |
| Net change | (2,673) | (34,732) | 2,273 | (932) | (7,621) | (43,685) |
| **Balance as of December 31, 2024:** | | | | | | |
| Gross carrying amount | 819,594 | 567,572 | 231,180 | 162,488 | 26,237 | 1,807,071 |
| Accumulated amortization | (339,298) | (286,381) | (76,945) | (104,968) | (13,667) | (821,259) |
| Net | 480,296 | 281,191 | 154,235 | 57,520 | 12,570 | 985,812 |
| Gross carrying amount: | | | | | | |
| Acquisitions and additions current year | 52,409 | 203,456 | 22,529 | 2,241 | 20,934 | 301,569 |
| Acquisitions and additions prior year | — | 165 | — | — | — | 165 |
| Foreign exchange | 74,948 | 24,818 | 6,882 | 8,354 | 1,087 | 116,089 |
| Other [2] | (160,749) | (64,523) | (18,161) | (69,794) | 3,148 | (310,079) |
| Net change | (33,392) | 163,916 | 11,250 | (59,199) | 25,169 | 107,744 |
| Accumulated amortization: | | | | | | |
| Amortization | (107,524) | (102,548) | (30,033) | (14,270) | (10,196) | (264,571) |
| Foreign exchange | (29,106) | (10,085) | (2,774) | (3,225) | (479) | (45,669) |
| Other [2] | 140,445 | 64,321 | 18,280 | 69,805 | 2,286 | 295,137 |
| Net change | 3,815 | (48,312) | (14,527) | 52,310 | (8,389) | (15,103) |
| **Balance as of December 31, 2025:** | | | | | | |
| Gross carrying amount | 786,202 | 731,488 | 242,430 | 103,289 | 51,406 | 1,914,815 |
| Accumulated amortization | (335,483) | (334,693) | (91,472) | (52,658) | (22,056) | (836,362) |
| Net | $ 450,719 | $ 396,795 | $ 150,958 | $ 50,631 | $ 29,350 | $ 1,078,453 |

---

[1] Other primarily includes crypto assets and intangible assets for non-compete agreements.

[2] Other primarily includes netdowns of fully amortized or impaired assets as well as mark-to-market adjustments of crypto assets.

Included in the current year acquisitions amounts above for 2025 are definite-lived intangible assets primarily associated with the acquisitions of an artist management business and a concert promotion business, both located in Latin America, as well as a festival promotion business in Europe, a concert promotion business in Asia Pacific and an artist management business in the United States.

Included in the current year acquisitions amounts above for 2024 are definite-lived intangible assets primarily associated with the acquisitions of certain festival promotion, venue and artist management businesses located in the United States.

The additions to definite-lived intangible assets from acquisitions have weighted-average lives as follows:

| | Weighted-Average Life | |
| --- | --- | --- |
| | 2025 | 2024 |
| | *(in years)* | |
| Revenue-generating contracts | 5 | 9 |
| Client/vendor relationships | 6 | 5 |
| Trademarks and naming rights | 5 | 6 |
| Technology | 5 | 3 |
| Venue management | 3 | 6 |
| All categories | 6 | 7 |

Amortization of definite-lived intangible assets for the years ended December 31, 2025, 2024 and 2023 was $264.6 million, $249.3 million and $237.6 million, respectively.

The following table presents our estimate of amortization expense for each of the five succeeding fiscal years for definite-lived intangible assets that exist at December 31, 2025:

| | *(in thousands)* |
| --- | --- |
| 2026 | $ 248,128 |
| 2027 | $ 213,169 |
| 2028 | $ 181,755 |
| 2029 | $ 153,145 |
| 2030 | $ 103,539 |

As acquisitions and dispositions occur in the future and the valuations of intangible assets for recent acquisitions are completed, amortization expense may vary.

### Indefinite-lived Intangibles

We have indefinite-lived intangible assets which consist of trade names. These indefinite-lived intangible assets had a carrying value of $369.0 million and $380.6 million as of December 31, 2025 and 2024, respectively.

*Goodwill*

The following table presents the changes in the carrying amount of goodwill in each of our reportable segments for the years ended December 31, 2025 and 2024:

| | Concerts | Ticketing | Sponsorship & Advertising | Total |
|---|---|---|---|---|
| | | | *(in thousands)* | |
| **Balance as of December 31, 2023:** | | | | |
| Goodwill | $ 1,439,579 | $ 1,012,530 | $ 674,720 | $ 3,126,829 |
| Accumulated impairment losses | (435,363) | — | — | (435,363) |
| Net | 1,004,216 | 1,012,530 | 674,720 | 2,691,466 |
| | | | | |
| Acquisitions—current year | 41,095 | 507 | 1,015 | 42,617 |
| Acquisitions—prior year | 4,136 | — | — | 4,136 |
| Foreign exchange | (22,708) | (48,816) | (45,784) | (117,308) |
| | | | | |
| **Balance as of December 31, 2024:** | | | | |
| Goodwill | 1,462,102 | 964,221 | 629,951 | 3,056,274 |
| Accumulated impairment losses | (435,363) | — | — | (435,363) |
| Net | 1,026,739 | 964,221 | 629,951 | 2,620,911 |
| | | | | |
| Acquisitions—current year | 144,657 | 9,727 | — | 154,384 |
| Acquisitions—prior year | (274) | — | — | (274) |
| Foreign exchange | 8,703 | 40,632 | 64,823 | 114,157 |
| | | | | |
| **Balance as of December 31, 2025:** | | | | |
| Goodwill | 1,615,188 | 1,014,580 | 694,774 | 3,324,541 |
| Accumulated impairment losses | (435,363) | — | — | (435,363) |
| Net | $ 1,179,825 | $ 1,014,580 | $ 694,774 | $ 2,889,178 |

Included in the current year acquisitions amounts above for 2025 is goodwill primarily associated with the acquisitions of an artist management business and a concert promotion business, both located in Latin America, as well as a venue management business and a concert and festival promotion business located in Europe.

Included in the current year acquisitions amounts above for 2024 is goodwill primarily associated with the acquisitions of an artist management business and certain festival and concert promotion businesses located in the United States.

We are in various stages of finalizing our acquisition accounting for recent acquisitions, which may include the use of external valuation consultants, and the completion of this accounting could result in a change to the associated purchase price allocations, including goodwill and the allocation between segments.

## NOTE 3—LEASES

The significant components of operating lease expense are as follows:

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| | *(in thousands)* | |
| Operating lease cost | $ 309,999 | $ 264,339 |
| Variable and short-term lease cost | 203,094 | 182,372 |
| Sublease income | (7,461) | (6,006) |
| Net lease cost | $ 505,632 | $ 440,705 |

Many of our leases contain contingent rent obligations based on revenue, tickets sold or other variables. Contingent rent obligations, including those related to subsequent changes in the prevailing index or market rate after lease inception, are not included in the initial measurement of the lease asset or liability and are recorded as rent expense in the period that the contingency is resolved.

Supplemental cash flow information for our operating leases is as follows:

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| | *(in thousands)* | |
| Cash paid for amounts included in the measurement of lease liabilities | $ 244,159 | $ 249,052 |
| Lease assets obtained in exchange for lease obligations, net of terminations | $ 385,319 | $ 249,501 |

Future maturities of our operating lease liabilities at December 31, 2025 are as follows:

| | *(in thousands)* |
| --- | --- |
| 2026 | $ 286,012 |
| 2027 | 254,108 |
| 2028 | 289,268 |
| 2029 | 268,627 |
| 2030 | 251,379 |
| Thereafter | 2,407,075 |
| Total lease payments | 3,756,469 |
| Less: Interest | 1,551,731 |
| Present value of lease liabilities | $ 2,204,738 |

The weighted average remaining lease term and weighted average discount rate for our operating leases are as follows:

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Weighted average remaining lease term (in years) | 15.1 | 14.5 |
| Weighted average discount rate | 6.33% | 6.24% |

As of December 31, 2025, we have additional operating leases that have not yet commenced with total lease payments of $977.9 million. These operating leases, which are not included on our consolidated balance sheets, have commencement dates ranging from January 2026 to June 2030 with lease terms ranging from 5 to 39 years.

## NOTE 4—LONG-TERM DEBT

Long-term debt, which includes finance leases, consisted of the following:

|  | December 31, | |
| --- | --- | --- |
|  | **2025** | **2024** |
|  | *(in thousands)* | |
| Senior Secured Credit Facility: | | |
| Term loan B | $ 1,300,000 | $ 828,163 |
| 6.5% Senior Secured Notes due 2027 | 1,200,000 | 1,200,000 |
| 3.75% Senior Secured Notes due 2028 | 500,000 | 500,000 |
| 5.625% Senior Notes due 2026 | — | 300,000 |
| 4.75% Senior Notes due 2027 | 950,000 | 950,000 |
| 2.0% Convertible Senior Notes due 2025 | — | 83,957 |
| 3.125% Convertible Senior Notes due 2029 | 999,958 | 1,000,000 |
| 2.875% Convertible Senior Notes due 2030 | 1,100,000 | 1,100,000 |
| 2.875% Convertible Senior Notes due 2031 | 1,400,000 | — |
| Other debt | 818,701 | 529,257 |
| Total principal amount | 8,268,659 | 6,491,377 |
| Less: unamortized discounts and debt issuance costs | (69,011) | (53,308) |
| Total debt, net of unamortized discounts and debt issuance costs | 8,199,648 | 6,438,069 |
| Less: current portion | 587,630 | 260,901 |
| Total long-term debt, net | $ 7,612,018 | $ 6,177,168 |

Future maturities of debt at December 31, 2025 are as follows:

|  | *(in thousands)* |
| --- | --- |
| 2026 | $ 587,630 |
| 2027 | 2,199,465 |
| 2028 | 1,531,763 |
| 2029 | 1,119,342 |
| 2030 | 142,964 |
| Thereafter | 2,687,495 |
| Total | $ 8,268,659 |

All debt without a stated maturity date is considered current and is reflected as maturing in the earliest period shown in the table above. See Note 6 – Fair Value Measurements for discussion of the fair value measurement of our debt.

***Amended Senior Secured Credit Facility***

In October 2025, we amended, restated and refinanced, our existing senior secured credit facility and entered into an amended and restated credit agreement (the "Credit Agreement"). The Credit Agreement amended and restated our then-existing credit agreement (as amended, restated, supplemented or otherwise modified immediately prior to the effectiveness of the Credit Agreement, the "Prior Credit Agreement"), and provides for (i) a $1.3 billion multicurrency revolving credit facility (the "new multicurrency revolving facility"), (ii) a $400 million venue expansion revolving credit facility (the "new venue expansion revolving facility" and together with the new multicurrency revolving facility, the "new revolving facilities"), (iii) a $700 million delayed draw term loan A facility (the "new delayed draw term loan A facility"), and (iv) a $1.3 billion term loan B facility (the "new term loan B facility" and together with the new revolving facilities and the new delayed draw term loan A facility, the "new senior secured credit facilities"). The new term loan B facility was fully drawn at the closing of the new senior secured credit facilities. The new multicurrency revolving facility provides for sublimits of up to $250 million for the issuance of letters of credit and $200 million for swingline loans.

Proceeds of the new term loan B facility were used to refinance obligations under the Prior Credit Agreement, with any excess proceeds available for working capital, for general corporate purposes, and to finance other permitted transactions. Proceeds of borrowings under the new revolving facilities and the new delayed draw term loan A facility may be used for working capital, for general corporate purposes and to finance other permitted transactions.

The commitments under the new delayed draw term loan A facility will expire on October 21, 2027 unless drawn prior to such date. The new revolving facilities and the new delayed draw term loan A facility mature on October 21, 2030; provided, that if (x) any of our 2027 senior secured notes or the 2027 senior unsecured notes remain outstanding on the date that is ninety-one days prior to the stated maturity thereof in an aggregate principal amount in excess of $500 million and (y) our consolidated free cash on such date is less than the sum of such outstanding principal amount plus $500 million, then the maturity date of the new revolving facilities and the new delayed draw term loan A facility will instead be the date that is ninety-one days prior to the stated maturity of our 2027 senior secured notes, 2027 senior unsecured notes or any permitted refinancing or extension of such indebtedness, as applicable. The new term loan B facility matures on October 21, 2032.

The interest rates per annum applicable to the new revolving facilities and the new delayed term loan A facility are, at our option, equal to either Term SOFR plus 1.50% or an adjusted base rate (as defined in the Credit Agreement) plus 0.50%, subject to two stepdowns based on our secured leverage ratio. The interest rates per annum applicable to the new term loan B facility are, at our option, equal to either Term SOFR plus 2.00% or an adjusted base rate plus 1.00%. We have an interest rate swap agreement that ensures the interest rate on $500.0 million principal amount of our outstanding term loan B does not exceed 3.445% through October 2026.

We are required to pay a commitment fee equal to 0.35% per annum on the undrawn portion available under the new revolving facilities and the new delayed draw term loan A facility, and customary letter of credit fees, as necessary. Based on our outstanding letters of credit of $20.5 million, $1.68 billion was available for future borrowings from our revolving credit facility as of December 31, 2025.

Commencing at the earlier of (i) the date on which the commitments under the new delayed draw term loan A facility have been reduced to zero and (ii) October 21, 2027, we will be required to make quarterly payments on borrowings under the new delayed draw term loan A facility at a rate equal to, for the first three years after October 21, 2025, 0.625% of the original principal amount thereof, and thereafter, 1.25% of the original principal amount thereof. We will be required to make quarterly payments on the new term loan B facility at a rate equal to 0.25% of the original principal amount thereof. We are also required to make mandatory prepayments of the loans under the new senior secured credit facilities, subject to specified exceptions, from excess cash flow and with the proceeds of asset sales, debt issuances, and other specified events.

Our obligations under the Credit Agreement are guaranteed by certain of our direct and indirect domestic subsidiaries, subject to certain exceptions. The obligations under the Credit Agreement and the guarantees are secured by a lien on substantially all of our tangible and intangible personal property and the domestic subsidiaries that are guarantors, and by a pledge of substantially all of the shares of stock, partnership interests and limited liability company interests of our direct domestic subsidiaries and the guarantors and 65% of each class of capital stock of any of our first-tier foreign subsidiaries and the guarantors, subject to limited exceptions.

On August 14, 2025, we drew down $775.0 million from our Prior Credit Agreement primarily to finance the acquisition of an additional 24% interest in OCESA from CIE and for other general corporate purposes. This borrowing was fully repaid in October 2025.

### 6.5% Senior Secured Notes Due 2027

At December 31, 2025, we had $1.2 billion principal amount of 6.5% senior secured notes due 2027. Interest on the notes is payable semi-annually in cash in arrears on May 15 and November 15 of each year and the notes will mature on May 15, 2027. On or after May 15, 2025 we may redeem some or all of the notes at any time at redemption prices starting at 101.625% of their principal amount, plus any accrued and unpaid interest to the date of redemption. We must make an offer to redeem the notes at 101% of their aggregate principal amount, plus accrued and unpaid interest to the repurchase date, if we experience certain defined changes of control. The notes are secured by a first priority lien on substantially all of the tangible and intangible personal property of LNE and LNE's domestic subsidiaries that are guarantors, and by a pledge of substantially all of the shares of stock, partnership interests and limited liability company interests of our direct and indirect domestic subsidiaries and 65% of each class of capital stock of any first-tier foreign subsidiaries, subject to certain exceptions.

### 3.75% Senior Secured Notes due 2028

At December 31, 2025, we had $500.0 million principal amount of 3.75% senior secured notes due 2028. Interest on the notes is payable semi-annually in cash in arrears on January 15 and July 15 of each year, and will mature on January 15, 2028. On or after January 15, 2025, we may redeem some or all of the notes at any time at redemption prices starting at 101.875% of their principal amount, plus any accrued and unpaid interest to the date of redemption. We must make an offer to redeem the notes at 101% of their aggregate principal amount, plus accrued and unpaid interest to the repurchase date, if we experience certain defined changes of control. The notes are secured by a first priority lien on substantially all of the tangible and intangible personal property of LNE and LNE's domestic subsidiaries that are guarantors, and by a pledge of substantially all of the shares of stock, partnership interests and limited liability company interests of our direct and indirect domestic subsidiaries.

### 4.75% Senior Notes Due 2027

At December 31, 2025, we had $950.0 million principal amount of 4.75% senior notes due 2027. Interest on the notes is payable semi-annually in cash in arrears on April 15 and October 15 of each year, and will mature on October 15, 2027. On or after October 15, 2025, we may redeem some or all of the notes at any time at redemption prices starting at 100% of their principal amount, plus any accrued and unpaid interest to the date of redemption. We must make an offer to redeem the notes at 101% of their aggregate principal amount, plus accrued and unpaid interest to the repurchase date, if we experience certain defined changes of control.

### 3.125% Convertible Senior Notes due 2029

At December 31, 2025, we had $1.0 billion principal amount of 3.125% convertible senior notes due 2029 (the "2029 Notes"). Interest on the 2029 Notes is payable semi-annually in arrears on January 15 and July 15, beginning July 15, 2023, at a rate of 3.125% per annum. The notes will mature on January 15, 2029, unless earlier repurchased, redeemed or converted. The notes will be convertible, under certain circumstances, until October 15, 2028, and on or after such date without condition, at an initial conversion rate of 9.2259 shares of our common stock per $1,000 principal amount of notes, subject to adjustment, which represents a 50% conversion premium based on the last reported sale price for our common stock of $72.26 on January 9, 2023 prior to issuing the debt. Upon conversion, the notes may be settled in, at our election, shares of common stock or cash or a combination of cash and shares of common stock. Assuming we fully settle the notes in shares, the maximum number of shares that could be issued to satisfy the conversion is 13.8 million as of December 31, 2025.

We may redeem for cash all or any portion of the 2029 Notes, at our option, on or after January 21, 2026 and before the 41st scheduled trading day before the maturity date, if the sales price of our common stock reaches specified targets as defined in the indenture. The redemption price will equal 100% of the principal amount of the notes plus accrued interest, if any, and the conversion ratio, at which the notes called for redemption may be converted, may be increased depending on timing of the redemption and the price of our common stock at such time.

If we experience a fundamental change, as defined in the indenture governing the 2029 Notes, the holders of the 2029 Notes may require us to purchase for cash all or a portion of their notes, subject to specified exceptions, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any.

As of December 31, 2025, the remaining period for the unamortized debt issuance costs balance of $8.1 million was approximately three years and the value of the notes, if converted and fully settled in shares, exceeded the principal amount of the notes by $314.7 million. As of December 31, 2025, the effective interest rate on the notes was 3.17%.

In connection with the issuance of the 2029 Notes, we entered into privately negotiated capped call transactions with several counterparties. The cap price of the capped call transactions is initially $144.52, which represents a premium of 100% over the last reported sale price of the Company's common stock on January 9, 2023. The cost of the capped call transactions was $75.5 million and was charged to additional paid-in capital.

### 2.875% Convertible Senior Notes due 2030

At December 31, 2025, we had $1.1 billion principal amount of 2.875% convertible senior notes due 2030 (the "2030 Notes"). Interest on the 2030 Notes is payable semi-annually in arrears on January 15 and July 15, beginning July 15, 2025, at a rate of 2.875% per annum. The 2030 Notes will mature on January 15, 2030, unless earlier repurchased, redeemed or converted. The 2030 Notes will be convertible, under certain circumstances, until October 15, 2029, and on or after such date without condition, at an initial conversion rate of 5.2005 shares of our common stock per $1,000 principal amount of notes, subject to adjustment, which represents a 40.0% conversion premium based on the last reported sale price for our common stock of $137.35 on December 3, 2024 prior to issuing the debt. Upon conversion, the notes may be settled in, at our election, shares of common stock or cash or a combination of cash and shares of common stock. Assuming we fully settle the notes in shares, the maximum number of shares that could be issued to satisfy the conversion is 8.0 million as of December 31, 2025.

We may redeem for cash all or any portion of the 2030 Notes, at our option, on or after January 24, 2028 and before the 41st scheduled trading day before the maturity date, if the sales price of our common stock reaches specified targets as defined in the indenture. The redemption price will equal 100% of the principal amount of the notes plus accrued interest, if any, and the conversion ratio, at which the notes called for redemption may be converted, may be increased depending on timing of the redemption and the price of our common stock at such time.

If we experience a fundamental change, as defined in the indenture governing the 2030 Notes, the holders of the 2030 Notes may require us to purchase for cash all or a portion of their notes, subject to specified exceptions, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any.

As of December 31, 2025, the remaining period for the unamortized debt issuance costs balance of $14.7 million was approximately four years and the value of the notes, if converted and fully settled in shares, did not exceed the principal amount of the notes. As of December 31, 2025, the effective interest rate on the notes was 2.913%.

### 2.875% Convertible Senior Notes due 2031

In October 2025, we issued $1.4 billion aggregate principal amount of 2.875% Convertible Senior Notes due 2031 (the "2031 Notes"). Interest on the 2031 Notes is payable semi-annually in arrears on April 15 and October 15, beginning on April 15, 2026, at a rate of 2.875% per annum. The 2031 Notes will mature on October 15, 2031, unless earlier repurchased, redeemed or converted. The 2031 Notes will be convertible, under certain circumstances, until July 15, 2031, and on or after such date without condition, at an initial conversion rate of 4.4459 shares of our common stock per $1,000 principal amount of notes, subject to adjustment, which represents a 50.0% conversion premium based on the last reported sale price for our common stock of $149.95 on October 8, 2025 prior to issuing the debt. Upon conversion, the notes may be settled in, at our election, shares of common stock or cash or a combination of cash and shares of common stock. Assuming we fully settle the notes in shares, the maximum number of shares that could be issued to satisfy the conversion is 9.3 million as of December 31, 2025.

We may redeem for cash all or any portion of the 2031 Notes, at our option, on or after October 20, 2028 and before the 41st scheduled trading day before the maturity date, if the sales price of our common stock reaches specified targets as defined in the indenture. The redemption price will equal 100% of the principal amount of the notes plus accrued interest, if any, and the conversion ratio, at which the notes called for redemption may be converted, may be increased depending on timing of the redemption and the price of our common stock at such time.

If we experience a fundamental change, as defined in the indenture governing the 2031 Notes, the holders of the 2031 Notes may require us to purchase for cash all or a portion of their notes, subject to specified exceptions, at a repurchase price equal to the principal amount of the notes plus accrued and unpaid interest, if any.

As of December 31, 2025, the remaining period for the unamortized debt issuance costs balance of $20.6 million was approximately six years and the value of the notes, if converted and fully settled in shares, did not exceed the principal amount of the notes. As of December 31, 2025, the effective interest rate on the notes was 3.11%.

### *Interest Cost on Convertible Senior Notes*

The following table summarizes the amount of pre-tax interest cost recognized on the convertible senior notes:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| | *(in thousands)* | | |
| Interest cost recognized relating to: | | | |
| Contractual interest coupon | $ 71,855 | $ 41,289 | $ 39,159 |
| Amortization of debt issuance costs | 7,104 | 4,095 | 3,912 |
| Total interest cost recognized on the convertible senior notes | $ 78,959 | $ 45,384 | $ 43,071 |

### *Debt Extinguishment*

On February 18, 2025, we utilized $84.8 million of our existing cash balance to repay the remaining aggregate principal amount of our 2.0% convertible senior notes due February 2025 plus accrued interest and we issued 182,560 shares of common stock to holders as a result of conversion.

In conjunction with the issuance of the 2031 Notes, we utilized the net proceeds to fund the full redemption of $300.0 million of our 5.625% Senior Notes due 2026 plus accrued interest.

### *Other Debt*

As of December 31, 2025, other debt includes $275.0 million for a note due in 2026 related to an acquisition of a venue in the United States during the first quarter of 2023, $136.2 million for a Euro denominated note due in 2026, debt to noncontrolling interest partners of $23.5 million and capital leases of $4.2 million. Our other debt has a weighted average cost of debt of 4.3% and maturities at various dates through September 2050.

### *Debt Covenants*

Our Credit Agreement contains a number of restrictions that, among other things, require us to satisfy a financial covenant and restrict our and our subsidiaries' ability to incur additional debt, make certain investments and acquisitions, repurchase our stock and prepay certain indebtedness, create liens, enter into agreements with affiliates, modify the nature of our business, enter into sale-leaseback transactions, transfer and sell material assets, merge or consolidate, and pay dividends and make distributions (with the exception of subsidiary dividends or distributions to the parent company or other subsidiaries on at least a pro-rata basis with any noncontrolling interest partners). Non-compliance with one or more of the covenants and restrictions could result in the full or partial principal balance of the credit facility becoming immediately due and payable. Our Credit Agreement contains a financial covenant that requires us to maintain a maximum ratio of consolidated net debt to consolidated EBITDA (both as defined in the Amended Credit Agreement) that ranges from 6.75x to 5.25x, with the first measurement occurring after the quarter ended March 31, 2026, the first step down of 0.50x occurring on March 31, 2027 and additional step downs of 0.50x occurring annually thereafter.

The indentures governing our 6.5% senior secured notes, 3.75% senior secured notes and 4.75% senior notes contain covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to incur certain additional indebtedness, make certain distributions, investments and other restricted payments, sell certain assets, agree to any restrictions on the ability of restricted subsidiaries to make payments to us, merge, consolidate or sell all of our assets, create certain liens, and engage in transactions with affiliates on terms that are not on an arms-length basis. Certain covenants, including those pertaining to incurrence of indebtedness, restricted payments, asset sales, mergers, and transactions with affiliates will be suspended during any period in which the notes are rated investment grade by both rating agencies and no default or event of default under the indenture has occurred and is continuing.

Some of our other subsidiary indebtedness includes restrictions on entering into various transactions, such as acquisitions and disposals, and prohibits payment of ordinary dividends. They also have financial covenants including minimum consolidated EBITDA to consolidated net interest payable, minimum consolidated cash flow to consolidated debt service, maximum consolidated debt to consolidated EBITDA and minimum liquidity, all as defined in the applicable debt agreements.

As of December 31, 2025, we believe we were in compliance with all of our debt covenants related to our senior secured credit facility and our corporate senior secured notes, senior notes and convertible senior notes. We expect to remain in compliance with all of these covenants throughout 2026.

# NOTE 5—DERIVATIVE INSTRUMENTS

We primarily use forward currency contracts and options to reduce our exposure to foreign currency risk associated with short-term artist fee commitments. We may also enter into forward currency contracts to minimize the risks and/or costs associated with changes in foreign currency rates on forecasted operating income. These instruments have not been designated as hedging instruments and any change in fair value is reported in earnings during the period of the change. Our foreign currency derivative activity, including the related fair values, are not material to any period presented.

In January 2020, we entered into an interest rate swap agreement that is designated as a cash flow hedge for accounting purposes to effectively convert a portion of our floating-rate debt to a fixed-rate basis. The swap agreement expires in October 2026, has a notional amount of $500.0 million and ensures that a portion of our floating-rate debt does not exceed 3.445%. The principal objective of this contract is to reduce the variability of the cash flow in our variable rate interest payments associated with our senior secured term loan B facility, thus reducing the impact of interest rate changes on future interest expense. Cash flows associated with the interest rate swap agreement are reflected as cash flows from operating activities within our consolidated statements of cash flows. As of December 31, 2025, there is no ineffective portion or amount excluded from effectiveness testing.

As a cash flow hedge, the effective portion of the loss on the derivative instrument was reported as a component of other comprehensive loss. Amounts are deferred in other comprehensive loss and reclassified into earnings in the same line item associated with the forecasted transaction in the period or periods during which the hedged transaction affects earnings.

We do not enter into derivative instruments for speculative or trading purposes and do not anticipate any significant recognition of derivative activity through the income statement in the future related to the instruments currently held. See Note 6 – Fair Value Measurements for further discussion and disclosure of the fair values for our derivative instruments.

# NOTE 6—FAIR VALUE MEASUREMENTS

## *Recurring*

We currently have various financial instruments carried at fair value, such as marketable securities, derivatives and contingent consideration, but do not currently have nonfinancial assets and liabilities that are required to be measured at fair value on a recurring basis. Our financial assets and liabilities are measured using inputs from all levels of the fair value hierarchy as defined in the FASB guidance for fair value. For this categorization, only inputs that are significant to the fair value are considered. The three levels are defined as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that can be accessed at the measurement date.

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.) and inputs that are derived principally from or corroborated by observable market data by correlation or other means (i.e., market corroborated inputs).

Level 3—Unobservable inputs that reflect assumptions about what market participants would use in pricing the asset or liability. These inputs would be based on the best information available, including our own data.

In accordance with the fair value hierarchy described above, the following table shows the fair value of our financial assets and liabilities that are required to be measured at fair value on a recurring basis, which are classified on the balance sheets as cash and cash equivalents, other current assets, other long-term assets, other current liabilities and other long-term liabilities:

| | Fair Value Measurements at December 31, 2025 | | | | Fair Value Measurements at December 31, 2024 | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Total | Level 1 | Level 2 | Level 3 | Total |
| | *(in thousands)* | | | | *(in thousands)* | | | |
| Assets: | | | | | | | | |
| Short-term investments | $ 76,550 | $ — | $ — | $ 76,550 | $ — | $ — | $ — | $ — |
| Crypto assets [1] | 6,249 | — | — | 6,249 | — | — | — | — |
| Interest rate swaps | — | 9,672 | — | 9,672 | — | 29,251 | — | 29,251 |
| Forward currency contracts | — | 1,629 | — | 1,629 | — | 9,462 | — | 9,462 |
| Investments in nonconsolidated affiliates | — | — | — | — | 122 | — | — | 122 |
| Total | $ 82,799 | $ 11,301 | $ — | $ 94,100 | $ 122 | $ 38,713 | $ — | $ 38,835 |
| Liabilities: | | | | | | | | |
| Equity awards | $ — | $ — | $ 6,335 | $ 6,335 | $ — | $ — | $ 6,300 | $ 6,300 |
| Forward currency contracts | — | 4,864 | — | 4,864 | — | 380 | — | 380 |
| Contingent consideration | — | — | 299,682 | 299,682 | — | — | 48,311 | 48,311 |
| Total | $ — | $ 4,864 | $306,017 | $310,881 | $ — | $ 380 | $ 54,611 | $ 54,991 |

---

[1]    Refer to Note 1 – Basis of Presentation and Other Information — Accounting Standards Updates for further discussion on the adoption of ASU 2023-08.

Short-term investments consist of money market funds and have original maturities beyond three months but less than one year, or not readily convertible to cash. Crypto assets consist of cryptocurrencies. Fair values for short-term investments and crypto assets are based on quoted prices in an active market. The fair value for our interest rate swap is based upon inputs corroborated by observable market data with similar tenors. Fair values for forward currency contracts are based on observable market transactions of spot and forward rates. The fair value of our investments in nonconsolidated affiliates are based quoted prices in an active market.

Certain equity awards are based on the Company's annual performance goals and achievement criteria. These awards are accounted for as liability-classified awards under GAAP and have performance goals that, if met, are vested quarterly over a period of up to two years, with the number of shares of common stock determined based on the Company's grant date stock price.

We have certain contingent consideration obligations related to acquisitions which are measured at fair value using Level 3 inputs. The amounts due to the sellers are based on the achievement of agreed-upon financial performance metrics by the acquired companies where the contingent obligation is either earned or not earned. We record the liability at the time of the acquisition based on the present value of management's best estimates of the future results of the acquired companies compared to the agreed-upon metrics. Subsequent to the date of acquisition, we update the original valuation to reflect current projections of future results of the acquired companies and the passage of time. Accretion of, and changes in the valuations of, contingent consideration are reported in selling, general and administrative expenses. See Note 7 – Commitments and Contingent Liabilities for additional information related to the contingent payments.

Due to their short maturity, the carrying amounts of accounts receivable, accounts payable and accrued expenses approximated their fair values at December 31, 2025 and 2024.

Our outstanding debt held by third-party financial institutions is carried at cost, adjusted for discounts or debt issuance costs. Our debt is not publicly traded and the carrying amounts typically approximate fair value for debt that accrues interest at a variable rate, which are considered to be Level 2 inputs.

The following table presents the estimated fair values of our senior secured notes, senior notes and convertible senior notes at December 31, 2025 and 2024:

| | Estimated Fair Value at: | | |
| --- | --- | --- | --- |
| | December 31, 2025 | | December 31, 2024 |
| | Level 2 | | |
| | *(in thousands)* | | |
| 6.5% Senior Secured Notes due 2027 | $ 1,211,148 | $ | 1,213,896 |
| 3.75% Senior Secured Notes due 2028 | $ 492,740 | $ | 472,635 |
| 5.625% Senior Notes due 2026 [1] | $ — | $ | 299,529 |
| 4.75% Senior Notes due 2027 | $ 952,765 | $ | 919,049 |
| 2.0% Convertible Senior Notes due 2025 [2] | $ — | $ | 103,032 |
| 3.125% Convertible Senior Notes due 2029 | $ 1,456,399 | $ | 1,365,560 |
| 2.875% Convertible Senior Notes due 2030 | $ 1,161,182 | $ | 1,105,852 |
| 2.875% Convertible Senior Notes due 2031 [1] | $ 1,379,560 | $ | — |

---

[1] In October 2025, we issued $1.4 billion principal amount of 2.875% convertible senior notes due 2031 and repurchased $300.0 million aggregate principal amount of the 5.625% convertible senior notes due 2026.

[2] In March 2025, we repurchased the remaining aggregate principal amount. Refer to Note 4 – Long-Term Debt for further discussion.

The estimated fair value of our third-party fixed-rate debt is based on quoted market prices in active markets for the same or similar debt, which are considered to be Level 2 inputs.

### Non-recurring

For the year ended December 31, 2025, there were no significant non-recurring fair value measurements.

For the year ended December 31, 2024, we recorded a gain related to an investment in a nonconsolidated affiliate of $31.8 million, as well as, a gain related to a warrant in a nonconsolidated affiliate of $41.5 million, as a component of other income, net. To calculate the gain on the investment, we remeasured the investment to fair value of $142.2 million using an observable price from orderly transactions for a similar investment of the same issuer. We remeasured the warrant to fair value of $66.9 million using an option pricing model.

For the year ended December 31, 2024, we also recorded a gain related to an investment in a nonconsolidated affiliate of $24.4 million, as a component of other income, net. The gain was related to the acquisition of a controlling interest in a concert business, which was previously accounted for as an equity-method investment. To calculate the gain, we remeasured the investment to fair value of $35.9 million using the income approach method.

The key inputs in these fair value measurements include a future cash flow projection, including revenue, profit margins, and adjustment related to discount for lack of marketability. The key inputs used for these non-recurring fair value measurements are considered Level 3 inputs.

## NOTE 7—COMMITMENTS AND CONTINGENT LIABILITIES

We have non-cancelable contracts related to minimum performance payments with various artists, other event-related costs and nonrecoupable ticketing contract advances. We also have commitments relating to additions to property, plant, and equipment under certain construction commitments for facilities and venues.

As of December 31, 2025, our future minimum payments under non-cancelable contracts and capital expenditure commitments consist of the following:

|  | Non-cancelable Contracts | Capital Expenditures |
|---|---|---|
|  | *(in thousands)* | |
| 2026 | $ 2,423,299 | $ 28,384 |
| 2027 | 806,187 | 14,732 |
| 2028 | 292,010 | 3,676 |
| 2029 | 449,493 | 2,838 |
| 2030 | 159,120 | 2,124 |
| Thereafter | 346,409 | 67,338 |
| Total | $ 4,476,518 | $ 119,092 |

Certain agreements relating to acquisitions provide for deferred purchase consideration payments at future dates. A liability is established at the time of the acquisition for these fixed payments. For obligations payable at a date greater than twelve months from the acquisition date, we apply a discount rate to calculate the present value of the obligations. As of December 31, 2025, we have accrued $9.4 million in other current liabilities and $6.3 million in other long-term liabilities and, as of December 31, 2024, we had accrued $1.5 million in other current liabilities and $11.8 million in other long-term liabilities, related to these deferred purchase consideration payments.

We have contingent obligations related to acquisitions which were accounted for as business combinations. Contingent consideration associated with business combinations is recorded at fair value at the time of the acquisition and reflected at current fair value for each subsequent reporting period thereafter until settled. We record these fair value changes in our statements of operations as selling, general and administrative expenses. The contingent consideration is generally subject to payout following the achievement of future performance targets and a portion is expected to be payable in the next twelve months. As of December 31, 2025, we have accrued $276.1 million in other current liabilities and $23.6 million in other long-term liabilities and, as of December 31, 2024, we had accrued $39.3 million in other current liabilities and $9.0 million in other long-term liabilities, representing the fair value of these estimated payments. The last contingency period for which we have an outstanding contingent payment is for the period ending July 2049. See Note 6 – Fair Value Measurements for further discussion related to the valuation of these contingent payments.

As of December 31, 2025 and 2024, we guaranteed the debt of third parties of approximately $17.0 million and $19.4 million, respectively, primarily related to maximum credit limits on employee and tour-related credit cards and obligations under a venue management agreement.

### Litigation

### Governmental Investigations and Litigation

#### *Department of Justice Complaint*

In May 2024, the United States Department of Justice, Antitrust Division, together with the attorneys general of twenty-nine states plus the District of Columbia, filed a civil antitrust complaint (the "Complaint") against Live Nation Entertainment, Inc. and Ticketmaster in the United States District Court for the Southern District of New York alleging violations of various federal and state laws pertaining to antitrust, competition, unlawful or unfair business practices, restraint of trade, and other causes of action. The United States filed an Amended Complaint in August 2024, adding ten additional states as plaintiffs but not otherwise materially amending the claims asserted in the lawsuit. The Complaint requests various forms of relief for the alleged violations, including without limitation the divestiture of Ticketmaster by the Company, cancellation of certain ticketing contracts, enjoining the Company from engaging in anticompetitive practices, and other forms of relief. Twenty-four states also seek damages for their citizens allegedly caused by anticompetitive ticketing practices.

As of this date, discovery is substantially completed. The 24 states seeking damages have disclosed a damages study asserting that the allegedly anticompetitive ticketing practices raised ticketing fees. The Company contests that the alleged overcharge (the amount of which is subject to a confidentiality order) has occurred or was caused by anticompetitive conduct. The Company filed summary judgment motions in November 2025, which were partially granted in February 2026. Trial on the remaining claims is set for March 2026.

The Company believes it has substantial defenses to the claims asserted in the lawsuit and will vigorously defend itself. Nevertheless, the defense or resolution of this matter could involve significant monetary costs or penalties and have a significant impact on the Company's financial results and operations. There can be no assurance that the Company will be successful in negotiating a favorable settlement or in litigation. Any remedies or compliance requirements could adversely affect the Company's ability to operate our business or have a materially adverse impact on the Company's financial results. At this stage, we are unable to estimate a reasonably possible financial loss or range of any potential financial loss, if any, as a result of this litigation.

### Federal Trade Commission Complaint

In September 2025, the United States Federal Trade Commission (the "FTC"), joined by the attorneys general of seven states, filed a lawsuit against Live Nation Entertainment, Inc. and Ticketmaster L.L.C. in the Central District of California. The plaintiffs allege that Live Nation and Ticketmaster advertised ticket prices to consumers that were deceptively lower than prices displayed at checkout, deceived consumers about the enforcement of advertised event ticket purchase limits and facilitated the sale of tickets unlawfully acquired by ticket brokers. The plaintiffs also allege that the Company violated the Better Online Ticket Sales Act and Section 5 of the FTC Act, as well as various state consumer protection statutes. The plaintiffs seek injunctive relief, statutory penalties and restitution for consumers. The Company filed a motion to dismiss the complaint in January 2026.

Based on information presently known to management, we do not believe that a loss is probable of occurring at this time, and considerable uncertainty exists regarding the monetary penalties or other relief that the FTC could obtain in litigation. The Company will vigorously defend itself.

## Antitrust Litigation

The Company is a defendant in three putative antitrust consumer class actions alleging violations of federal and state antitrust laws, among other causes of action. In Heckman, et al. v. Live Nation Entertainment, et al., filed in the Central District of California in January 2022, the District Court denied defendants' motion to compel arbitration in August 2023. The Ninth Circuit affirmed the District Court's ruling in October 2024. In January 2025, the Company filed a motion to dismiss the lawsuit, which was granted in part and denied in part in April 2025. In December 2025, the court granted the plaintiffs' motion for class certification. The Company believes it has substantial defenses to the claims alleged in the lawsuit and will continue to vigorously defend itself.

Two other putative class actions were filed in the Southern District of New York in August and September 2024: In Re Live Nation Entertainment, Inc. and Ticketmaster L.L.C. Antitrust Litigation, and Jacobson v. Live Nation Entertainment, Inc., et al. While these lawsuits are at their initial stages, the Company believes it has substantial defenses to the claims alleged therein and will vigorously defend itself.

## Other Litigation

From time to time, we are involved in other legal proceedings arising in the ordinary course of our business, including proceedings and claims based upon purported violations of antitrust laws, intellectual property rights and tortious interference, which could cause us to incur significant expenses. We have also been the subject of personal injury and wrongful death claims relating to accidents at certain venues in connection with our operations. As required, we have accrued our estimate of the probable settlement or other losses for the resolution of any outstanding claims. These estimates have been developed in consultation with counsel and are based upon an analysis of potential results, including, in some cases, estimated redemption rates for the settlement offered, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular period could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these proceedings.

# NOTE 8—CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

## Transactions Involving Related Parties

There were no significant related-party transactions for certain relationships discussed below.

### Liberty Live

Two current members of our board of directors were originally nominated by Liberty Media Corporation pursuant to a stockholder agreement. In December 2025, Liberty Media Corporation completed its split-off of its former wholly owned subsidiary, Liberty Live, which included the assignment and transfer of its significant beneficial ownership interest in Live Nation to Liberty Live. One member of our board of directors is on Liberty Live's board of directors and one member of our board of directors is an executive officer at Liberty Live. These directors receive directors' fees and stock-based awards on the same basis as other non-employee members of our board of directors.

### Atlanta Braves

During most of 2025, one individual who had a significant beneficial ownership interest in Liberty Media Corporation also had a significant beneficial ownership interest in Atlanta Braves Holdings, Inc. ("Atlanta Braves"). This related party relationship ended when Liberty Live was split off from Liberty Media Corporation. During 2025 while this was still a related party relationship, we leased a venue from, and provided ticketing services to the Atlanta Braves and paid royalty fees and non-recoupable ticketing contract advances. We also received transaction fees for tickets the Atlanta Braves sold using our ticketing software.

### Sirius XM

Our Chief Executive Officer is a member of the board of directors of Sirius XM Holdings Inc. ("Sirius XM"), a satellite radio company that is a subsidiary of Liberty Media. From time to time, we purchase advertising from Sirius XM.

### Common Stock Repurchases

On December 15, 2025, we repurchased an aggregate of 166,107 net shares of common stock from certain executive officers upon their stock option exercise. These common stock repurchases were made at the closing market price at the trade date and were allocated to treasury stock.

## Transactions Involving Equity Method Investees

We conduct business with certain of our equity method investees in the ordinary course of business. Transactions primarily relate to venue rentals and ticketing services. Revenue of $2.4 million, $18.9 million and $27.9 million were earned in 2025, 2024 and 2023, respectively, and expenses of $9.8 million, $5.8 million and $6.3 million were incurred in 2025, 2024 and 2023, respectively, from these equity investees for services rendered or provided in relation to these business ventures.

As of December 31, 2025 and 2024, we had accounts receivable and notes receivable balances of $33.2 million and $48.0 million, respectively, due from certain of our equity investees.

## NOTE 9—INCOME TAXES

Significant components of the provision for income tax expense (benefit) are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| | *(in thousands)* | | |
| **Current:** | | | |
| Federal | $ (6,176) | $ 39,122 | $ 1,250 |
| Foreign | 345,460 | 253,442 | 229,073 |
| State | 21,005 | 24,308 | 23,171 |
| Total current | 360,289 | 316,872 | 253,494 |
| **Deferred:** | | | |
| Federal | 55,229 | (557,399) | 5,982 |
| Foreign | (68,207) | (126,423) | (51,209) |
| State | (7,524) | (24,748) | 1,209 |
| Total deferred | (20,502) | (708,570) | (44,018) |
| Income tax expense (benefit) | $ 339,787 | $ (391,698) | $ 209,476 |

The domestic income before income taxes was $145.6 million, $31.8 million and $237.5 million for 2025, 2024 and 2023, respectively. Foreign income before income taxes was $884.9 million, $707.6 million and $675.8 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Significant components of our deferred tax liabilities and assets are as follows:

| | December 31, | | |
|---|---|---|---|
| | **2025** | | **2024** |
| | *(in thousands)* | | |
| Deferred tax liabilities: | | | |
| Intangible and fixed assets | $ 396,428 | $ | 282,200 |
| Leases | 233,421 | | 210,904 |
| Mark to market | 50,780 | | 49,691 |
| Prepaid expenses | 10,023 | | 3,802 |
| Other | 9,023 | | 779 |
| Total deferred tax liabilities | 699,675 | | 547,376 |
| Deferred tax assets: | | | |
| Net operating loss carryforwards | 851,765 | | 763,205 |
| Leases | 277,872 | | 244,476 |
| Accrued expenses | 209,327 | | 251,416 |
| Capitalized research and development | 107,585 | | 90,477 |
| Interest limitation | 73,037 | | 69,128 |
| Foreign tax and other credit carryforwards | 59,294 | | 51,153 |
| Other | 45,270 | | 61,555 |
| Intangible and fixed assets | 16,358 | | 12,411 |
| Equity compensation | 14,111 | | 10,831 |
| Total gross deferred tax assets | 1,654,619 | | 1,554,652 |
| Valuation allowance | 587,285 | | 569,495 |
| Total net deferred tax assets | 1,067,334 | | 985,157 |
| Net deferred tax assets | $ 367,659 | $ | 437,781 |

Each reporting period, we evaluate the realizability of all of our deferred tax assets in each tax jurisdiction. The Company recorded valuation allowances of $587.3 million and $569.5 million as of December 31, 2025 and 2024, respectively. Deferred income tax assets and liabilities are recorded related to net operating losses and temporary differences between the book and tax basis of assets and liabilities expected to produce tax deductions and income in the future. The realization of these assets depends on recognition of sufficient future taxable income in specific tax jurisdictions in which those temporary differences or net operating losses relate.

In assessing the need for a valuation allowance, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized using available positive and negative evidence, including future reversals of temporary differences, tax-planning strategies and future taxable income, to estimate whether sufficient future taxable income will be generated to permit use of deferred tax assets. A significant piece of objective negative evidence evaluated is the cumulative loss incurred over recent years. Such objective negative evidence limits the Company's ability to consider other subjective positive evidence.

At December 31, 2025, the valuation allowance primarily relates to investments in consolidated partnership and various state and foreign operating losses.

At December 31, 2025 and 2024, we recorded a net deferred tax asset of $367.7 million and $437.8 million, respectively, due principally to differences in financial reporting and tax bases in assets acquired in business combinations.

As of December 31, 2025, we have United States federal, state and foreign deferred tax assets related to net operating loss carryforwards of $254.4 million, $148.7 million and $448.7 million, respectively. Based on current statutory carryforward periods, the operating loss carryforwards will expire on various dates beginning in 2026. Our net operating losses may be subject to statutory limitations on the amount that can be used in any given year.

As of December 31, 2025, we have United States federal and state deferred tax assets related to credits of $40.4 million and $18.8 million, respectively. Based on current statutory carryforward periods, the credits will expire on various dates beginning in 2031.

A reconciliation of income tax computed at the United States federal statutory rates to income tax expense for the year ended December 31, 2025 is as follows:

| | Year Ended December 31, | |
| | 2025 | |
| | Total | % |
| | *(in thousands)* | |
|---|---|---|
| U.S. federal statutory tax rate | $ 216,411 | 21.0 % |
| State and local income taxes, net of federal income tax effect [2] | 11,158 | 1.1 % |
| Foreign tax effects | | |
|    Australia | | |
|       Deferred taxes | (12,374) | (1.2)% |
|       Other | 8,070 [1] | 0.8 % |
|    Canada | | |
|       Deferred taxes | 20,892 | 2.0 % |
|       Other | 7,244 [1] | 0.7 % |
|    Mexico | | |
|       Nontaxable or nondeductible items | 25,001 | 2.4 % |
|       Tax rate differential | 16,819 | 1.6 % |
|       Other | (352) [1] | — % |
|    Other foreign jurisdictions [3] | 25,851 | 2.5 % |
| Effect of cross-border tax laws | | |
|    Foreign income inclusion | 27,656 | 2.7 % |
|    Other | 61 [1] | — % |
| Changes in valuation allowances | 2,136 [1] | 0.2 % |
| Nontaxable or nondeductible items | | |
|    Executive compensation in excess of $1 million | 35,771 | 3.5 % |
|    Minority interest - nondeductible | (9,856) [1] | (1.0)% |
|    Nontaxable income | (15,061) | (1.5)% |
|    Other | (7,237) [1] | (0.7)% |
| Changes in unrecognized tax benefits | 2,528 [1] | 0.2 % |
| Return to provision | (14,931) | (1.3)% |
| Effective tax rate | $ 339,787 | 33.0 % |

(1) The impact of the individual reconciling item in this period is below the threshold and is not material to the users of the financial statements considering the nature and relative significance of the reconciling item.

(2) State taxes in Illinois, New York, Pennsylvania, Tennessee and Texas made up the majority (greater than 50%) of the tax effect in this category.

(3) All other foreign jurisdictions do not exceed the 5% threshold at the jurisdiction level in total or for individual reconciling items of the same nature within each jurisdiction.

Income tax expense is principally attributable to operational results in tax paying jurisdictions.

Amounts included in Foreign Tax Effects are impacted by changes in the mix of international earnings subject to various tax rates which can differ greatly in their proximity to the United States statutory rate and current and deferred adjustments related to payable and deferred tax assets.

Amounts included in the Effect of Cross-border Tax Laws include unfavorable inclusions for Subpart F.

Nondeductible items for all years presented include the impact of increased nondeductible expenses pursuant to the provisions of the Tax Cuts and Jobs Act ("TCJA") including nondeductible executive compensation.

The following table reconciles the United States federal statutory income tax rate to our effective income tax rates for the years ended December 31, 2024 and 2023 prior to our adoption of ASU 2023-09:

| | Year Ended December 31, | |
| | 2024 | 2023 |
|---|---|---|
| | *(in thousands)* | |
| Income tax expense at United States statutory rate of 21% | $ 155,280 | $ 187,854 |
| Differences between foreign and United States statutory rates | 70,469 | 86,537 |
| State income taxes, net of federal tax benefits | 27,844 | 22,889 |
| Nondeductible items | 23,898 | 25,959 |
| United States income inclusions and exclusions | (10,332) | 28,450 |
| Non-United States income inclusions and exclusions | (9,466) | (63,691) |
| Tax contingencies | 674 | 6,191 |
| Tax expense from acquired goodwill | — | 7,953 |
| Other, net | 166 | 784 |
| Change in valuation allowance | (650,231) | (93,450) |
| | $ (391,698) | $ 209,476 |

The following table summarizes the activity related to our unrecognized tax benefits:

| | Year Ended December 31, | | |
| | 2025 | 2024 | 2023 |
|---|---|---|---|
| | *(in thousands)* | | |
| Balance at January 1 | $ 29,692 | $ 30,466 | $ 22,996 |
| Additions: | | | |
| Increase for current year positions | — | 1,451 | 2,333 |
| Increase for prior year positions | 1,505 | 1,001 | 4,453 |
| Interest and penalties for prior years | 1,027 | 255 | 1,063 |
| Reductions: | | | |
| Statute lapse for prior year positions | — | (3) | — |
| Settlements for prior year positions | (878) | (3,166) | (379) |
| Foreign exchange | 187 | (312) | — |
| Balance at December 31 | $ 31,533 | $ 29,692 | $ 30,466 |

If we were to prevail on all uncertain tax positions, the net effect would be a decrease to our income tax provision of approximately $5.6 million. The remaining $25.9 million is related to various tax credits and would remain in place until the statute of limitation for those years expires. As of December 31, 2025, it is not expected that the total amounts of unrecognized tax benefits will increase or decrease materially within the next year.

We regularly assess the likelihood of additional assessments in each taxing jurisdiction resulting from current and subsequent years' examinations. Liabilities for income taxes are established for future income tax assessments when it is probable there will be future assessments and the amount can be reasonably estimated. Once established, liabilities for uncertain tax positions are adjusted only when there is more information available or when an event occurs necessitating a change to the liabilities. As of December 31, 2025, we believe that the resolution of income tax matters for open years will not have a material effect on our consolidated financial statements although the resolution of income tax matters could impact our effective tax rate for a particular future period.

The tax years 2010 through 2025 remain open to examination by the primary tax jurisdictions to which we are subject.

Cash paid during the year for income taxes, net of refunds, are as follows:

|  | Year Ended December 31, |
|  | 2025 |
|  | (in thousands) |
| State | $ 33,366 |
| Foreign | |
| Mexico | 102,806 |
| United Kingdom | 24,312 |
| Canada | 22,298 |
| Other foreign | 130,256 |
| Total | $ 313,038 |

There was no cash paid for United States federal income taxes as we generated a taxable loss for the year ended December 31, 2025 due to the provisions allowed within the One Big Beautiful Bill Act (the "Act") discussed below.

### Recent Tax Legislation

The Act was enacted on July 4, 2025 and makes key elements of the Tax Cuts and Jobs Act permanent, including 100% bonus depreciation, domestic research cost expensing, the business interest expense limitation and makes modifications to the international tax framework. The financial reporting implications of the Act were recorded in the income tax provision for the year ended December 31, 2025. The Company determined that the Act did not have a material impact on the consolidated financial statements for the year ended December 31, 2025. We will continue to evaluate the full impact of these legislative changes as additional guidance becomes available.

## NOTE 10—EQUITY

### Common Stock

The following table reconciles common stock reported in the consolidated statements of changes in equity to the consolidated balance sheets.

|  | December 31, | |
|  | 2025 | 2024 |
| --- | --- | --- |
| Common shares issued as reported in the consolidated statement of changes in equity | 232,837,623 | 231,295,639 |
| Unvested restricted stock awards | 1,402,205 | 1,480,062 |
| Unvested deferred stock awards | 1,755,749 | 1,996,058 |
| Common shares issued as reported in the consolidated balance sheets | 235,995,577 | 234,771,759 |

Unvested restricted stock awards and deferred stock awards will be reflected in the statements of changes in equity at the time of vesting.

For the years ended December 31, 2025, 2024 and 2023, we issued 1.2 million, 1.5 million and 1.1 million shares, respectively, of common stock in connection with stock option exercises and vesting of restricted stock awards.

### Common Stock Reserved for Future Issuance

Common stock of approximately 11.2 million shares as of December 31, 2025 is reserved for future issuances under the stock incentive plan (including 0.9 million options, 1.4 million restricted stock awards and 1.8 million deferred stock awards currently granted).

### Noncontrolling Interests

Common securities held by the noncontrolling interests that do not include put arrangements exercisable outside of our control are recorded in equity, separate from our stockholders' equity.

The purchase or sale of additional ownership in an already controlled subsidiary is recorded as an equity transaction with no gain or loss recognized in net income (loss) or comprehensive income (loss) as long as the subsidiary remains a controlled subsidiary. For the years ended December 31, 2025, 2024 and 2023, we acquired all or additional equity interests in several companies that did not have a significant impact to equity either on an individual basis or in the aggregate. The following schedule reflects the change in ownership interests for these transactions:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| | *(in thousands)* | | |
| Net income attributable to common stockholders of Live Nation | $ 495,972 | $ 896,287 | $ 556,893 |
| Transfers of noncontrolling interests: | | | |
| Changes in Live Nation's additional paid-in capital for purchases of noncontrolling interests, net of transaction costs | (32,435) | (30,049) | (100,940) |
| Net transfers of noncontrolling interests | (32,435) | (30,049) | (100,940) |
| Change from net income attributable to common stockholders of Live Nation and net transfers of noncontrolling interests | $ 463,537 | $ 866,238 | $ 455,953 |

### Redeemable Noncontrolling Interests

We are subject to put arrangements where the holders of the noncontrolling interests can require us to repurchase their shares at specified dates in the future or within specified periods in the future. Certain of these puts can be exercised earlier upon the occurrence of triggering events as specified in the agreements. The redemption amounts for these puts are either at a fixed amount, at fair value at the time of exercise or a variable amount based on a formula linked to earnings. In accordance with the FASB guidance for business combinations, the redeemable noncontrolling interests are recorded at their fair value at acquisition date. For put arrangements that are not currently redeemable, we accrete to the estimated redemption value over the period from the date of issuance to the earliest redemption date of the individual puts, with the offset recorded to additional paid-in capital. Decreases in accretion are only recognized to the extent that increases had been previously recognized. The estimated redemption values that are based on a formula linked to future earnings are computed each reporting period using projected cash flows, and the estimated redemption values that are based on fair value at the time of exercise are computed each reporting period by applying a multiple to projected earnings, both of which take into account the current expectations regarding profitability and the timing of revenue-generating events. The balances are reflected in our balance sheets as redeemable noncontrolling interests outside of permanent equity.

Our estimate of redemption amounts for puts that are redeemable at fixed or determinable prices on fixed or determinable dates for the years ended December 31, 2026, 2027, 2028, 2029 and 2030 are $15.1 million, $160.6 million, $79.8 million, $47.3 million and $23.4 million, respectively.

### Transactions with Noncontrolling and Redeemable Noncontrolling Interest Partners

We have loaned or advanced money to noncontrolling interest partners under the terms of the partnership operating agreements, promissory notes or other arrangements. As of December 31, 2025 and December 31, 2024, we had outstanding notes receivable and prepayments of $50.0 million and $50.0 million in other long-term assets, respectively.

For the year ended December 31, 2025, we paid $122.3 million to purchase a portion of the noncontrolling interest in certain subsidiaries in Europe. We also acquired an additional 24% interest in OCESA from CIE, which resulted in a decrease of $749.4 million in redeemable noncontrolling interest.

*Accumulated Other Comprehensive Income (Loss)*

The following table presents changes in the components of AOCI, net of taxes, for the years ended December 31, 2025, 2024 and 2023:

| | Cash Flow Hedges | Cumulative Foreign Currency Translation Adjustments | Total |
|---|---|---|---|
| | | *(in thousands)* | |
| **Balance at December 31, 2022** | $ 41,283 | $ (131,359) | $ (90,076) |
| Other comprehensive income before reclassifications | 5,225 | 129,459 | 134,684 |
| Amount reclassified from AOCI | (17,158) | — | (17,158) |
| Net other comprehensive income (loss) | (11,933) | 129,459 | 117,526 |
| **Balance at December 31, 2023** | 29,350 | (1,900) | 27,450 |
| Other comprehensive income (loss) before reclassifications | 10,529 | (354,730) | (344,201) |
| Amount reclassified from AOCI | (18,361) | — | (18,361) |
| Net other comprehensive loss | (7,832) | (354,730) | (362,562) |
| **Balance at December 31, 2024** | 21,518 | (356,630) | (335,112) |
| Other comprehensive income (loss) before reclassifications | (820) | 237,886 | 237,066 |
| Amount reclassified from AOCI | (16,826) | — | (16,826) |
| Net other comprehensive income (loss) | (17,646) | 237,886 | 220,240 |
| **Balance at December 31, 2025** | $ 3,872 | $ (118,744) | $ (114,872) |

See Note 6 – Fair Value Measurements for further discussion and disclosure of the fair value of our interest rate swap that has been designated as a cash flow hedge.

*Earnings per Share*

Basic net income (loss) per common share is computed by dividing the net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. The calculation of diluted net income (loss) per common share includes the effects of the assumed exercise of any outstanding stock options, the assumed vesting of shares of restricted and deferred stock awards and the assumed conversion of our convertible senior notes, where dilutive.

The following table sets forth the computation of weighted average common shares outstanding:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Weighted average common shares—basic | 231,844,300 | 230,124,255 | 228,628,390 |
| Effect of dilutive shares: | | | |
| Stock options and restricted stock | — | 2,686,001 | 2,348,936 |
| Convertible senior notes | — | 3,542,193 | — |
| Weighted average common shares—diluted | 231,844,300 | 236,352,449 | 230,977,326 |

The following table shows securities excluded from the calculation of diluted net income per common share because such securities were anti-dilutive:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Options to purchase shares of common stock | 924,602 | — | 3,750 |
| Restricted and deferred stock awards—unvested | 3,086,132 | 1,518,940 | 2,527,463 |
| Conversion shares related to convertible senior notes | 21,170,322 | 14,946,450 | 13,004,660 |
| Number of anti-dilutive potentially issuable shares excluded from diluted common shares outstanding | 25,181,056 | 16,465,390 | 15,535,873 |

# NOTE 11—SEGMENTS AND REVENUE RECOGNITION

Our reportable segments are Concerts, Ticketing and Sponsorship & Advertising. We use AOI to evaluate the performance of our operating segments and define AOI as operating income (loss) before certain acquisition expenses (including ongoing legal costs stemming from the Ticketmaster merger, changes in the fair value of accrued acquisition-related contingent consideration obligations, and acquisition-related severance and compensation), amortization of non-recoupable ticketing contract advances, depreciation and amortization (including goodwill impairment), loss (gain) on disposal of operating assets, and stock-based compensation expense. Due to the significant and non-recurring nature of the matters, we also exclude from AOI the impact of realized liabilities for settlements or damages arising out of the Astroworld matter that exceed our estimated insurance recovery, and expenses for regulatory compliance matters associated with the provision for (possible) losses arising from certain significant governmental investigations and litigations under ASC 450 - Contingencies, which are described under the heading "Governmental Investigations and Litigation" in Note 7 of the Notes to the Consolidated Financial Statements herein. Except as described above, ongoing legal costs associated with defense of these claims, such as attorney fees, are not excluded from AOI. AOI assists investors by allowing them to evaluate changes in the operating results of our portfolio of businesses separate from non-operational factors that affect net income (loss), thus providing insights into both operations and the other factors that affect reported results.

Revenue and expenses earned and charged between segments are eliminated in consolidation. Our capital expenditures below include accruals for amounts incurred but not yet paid for, but are not reduced by reimbursements received from outside parties such as landlords and noncontrolling interest partners or replacements funded by insurance proceeds.

We manage our working capital on a consolidated basis. Accordingly, segment assets are not reported to, or used by, our management to allocate resources to or assess performance of our segments, and therefore, total segment assets and related depreciation and amortization have not been presented.

There were no customers that individually accounted for more than 10% of our consolidated revenue in any year.

The Company's Chief Executive Officer is the chief operating decision maker ("CODM") and evaluates the operating performance of our operating segments based on AOI. The CODM uses segment AOI for evaluating performance of each segment and for making decisions on allocating capital and other resources to each segment. We have not identified any segment expenses that are considered significant and segment expenses are not regularly provided to the CODM. Other segments items are direct operating expenses and selling, general and administrative expenses (excluding acquisition expenses, amortization of non-recoupable ticketing contract advance, Astroworld loss contingencies and stock-based compensation expense) which represents the difference between each operating segment's revenue and AOI.

### *Concerts*

Our Concerts segment involves the promotion of live music events globally in our owned or operated venues and in rented third-party venues, the production of music festivals, the operation and management of music venues, the creation or streaming of associated content and the provision of management and other services to artists. This segment generates revenue from the promotion or production of live music events and festivals in our owned or operated venues and in rented third-party venues, artist management commissions and the sale of merchandise for music artists at events. As a promoter and venue operator, we earn revenue primarily from the sale of tickets, concessions, merchandise, parking, ticket rebates or service charges on tickets sold by Ticketmaster or third-party ticketing platforms, and rental of our owned or operated venues. As an artist manager, we earn commissions on the earnings of the artists and other clients we represent, primarily derived from clients' earnings for concert tours. Over 97% of Concerts' revenue, whether related to promotion, venue operations, artist management or artist event merchandising, is recognized on the day of the related event. The majority of consideration for our Concerts segment is collected in advance of or on the day of the event. Consideration received in advance of the event is recorded as deferred revenue or in long-term liabilities if the event is more than twelve months from the balance sheet date. Any consideration not collected by the day of the event is typically received within three months after the event date.

### *Ticketing*

Our Ticketing segment involves the management of our global ticketing operations, including providing ticketing software and services to clients, and consumers with a marketplace, both online and mobile, for tickets and event information, and is responsible for our primary ticketing website, *www.ticketmaster.com*. Ticket fee revenue is generated from convenience and order processing fees, or service charges, charged at the time a ticket for an event is sold in either the primary or secondary markets. A significant portion of our service charges are payable to the venue and credit card vendors. The Ticketing segment is primarily an agency business that sells tickets for events on behalf of its clients, which include venues, concert promoters, professional sports franchises and leagues, college sports teams, theater producers and museums. This segment records revenue arising from convenience and order processing fees, regardless of whether these fees are related to tickets sold in the primary or secondary market, and regardless of whether these fees are associated with our concert events or third-party clients' concert events. We do not record the face value of the tickets or the venue's portion of the service fees as revenue. Ticket fee revenue is recognized when the ticket is sold for third-party clients and secondary market sales, as we have no further obligation to our client's customers following the sale of the ticket. For our concert events where our concert promoters control ticketing, ticket fee revenue is recognized when the event occurs because we also have the obligation to deliver the event to the fan. The delivery of the ticket to the fan is not considered a distinct performance obligation for our concert events because the fan cannot receive the benefits of the ticket unless we also fulfill our obligation to deliver the event. The majority of ticket fee revenue is collected within the month of the ticket sale. Revenue received from the sale of tickets in advance of our concert events is recorded as deferred revenue or in other long-term liabilities if the date of the event is more than twelve months from the balance sheet date. Reported revenue is net of any refunds made or committed to and also the impact of any cancellations of events that occurred during the period and up to the time of filing these consolidated financial statements.

Ticketing contract advances, which can be either recoupable or non-recoupable, represent amounts paid in advance to our clients pursuant to ticketing agreements and are reflected in prepaid expenses or in long-term advances if the amount is expected to be recouped or recognized over a period of more than twelve months. Recoupable ticketing contract advances are generally recoupable against future royalties earned by the client, based on the contract terms, over the life of the contract. Royalties are typically earned by the client when tickets are sold. Royalties paid to clients are recorded as a reduction to revenue when the tickets are sold and the corresponding service charge revenue is recognized. Non-recoupable ticketing contract advances, excluding those amounts paid to support clients' advertising costs, are fixed additional incentives occasionally paid by us to certain clients to secure the contract and are typically amortized over the life of the contract on a straight-line basis as a reduction to revenue. At December 31, 2025 and 2024, we had ticketing contract advances of $298.7 million and $158.1 million, respectively, in prepaid expenses and $155.7 million and $128.9 million, respectively, in long-term advances. We amortized $88.4 million, $88.7 million and $83.7 million for the years ended December 31, 2025, 2024 and 2023 respectively, related to non-recoupable ticketing contract advances.

### *Sponsorship & Advertising*

Our Sponsorship & Advertising segment manages the development of strategic sponsorship programs in addition to the sale of international, national and local sponsorships and placement of advertising such as signage, promotional programs, rich media offerings, including advertising associated with live streaming and music-related content, and ads across our distribution network of venues, events and websites. This segment generates revenue from sponsorship and marketing programs that provide its sponsors with strategic, international, national and local opportunities to reach customers through our venue, concert and ticketing assets, including advertising on our websites. These programs can also include custom events or programs for the sponsors' specific brands, which are typically experienced exclusively by the sponsors' customers. Sponsorship agreements may contain multiple elements, which provide several distinct benefits to the sponsor over the term of the agreement, and can be for a single or multi-year term. We also earn revenue from exclusive access rights provided to sponsors in various categories such as ticket pre-sales, beverage pouring rights, venue naming rights, media campaigns, signage within our venues, and advertising on our websites. Revenue from sponsorship agreements is allocated to the multiple elements based on the relative stand-alone selling price of each separate element, which are determined using vendor-specific evidence, third-party evidence or our best estimate of the fair value. Revenue is recognized over the term of the agreement or operating season as the benefits are provided to the sponsor unless the revenue is associated with a specific event, in which case it is recognized when the event occurs. Revenue is collected in installment payments during the year, typically in advance of providing the benefit or the event. Revenue received in advance of the event or the sponsor receiving the benefit is recorded as deferred revenue or in other long-term liabilities if the date of the event is more than twelve months from the balance sheet date.

At December 31, 2025, we had contracted sponsorship agreements with terms greater than one year that had approximately $1.7 billion of revenue related to future benefits to be provided by us. We expect to recognize, based on current projections, approximately 41%, 27%, 15% and 17% of this revenue in 2026, 2027, 2028 and thereafter, respectively.

The following table presents the results of operations for our reportable segments for the years ending December 31, 2025, 2024 and 2023:

| | Concerts | Ticketing | Sponsorship & Advertising | Other & Eliminations | Corporate | Consolidated |
|---|---|---|---|---|---|---|
| | | | *(in thousands)* | | | |
| **2025** | | | | | | |
| Revenue | $20,860,726 | $ 3,081,166 | $ 1,329,233 | $ (69,719) | $ — | $ 25,201,406 |
| % of Consolidated Revenue | 82.8% | 12.2% | 5.3% | (0.3)% | | |
| Other Segment Items | 20,173,643 | 1,946,734 | 484,008 | (44,986) | 275,607 | 22,835,006 |
| AOI | $ 687,083 | $ 1,134,432 | $ 845,225 | $ (24,733) | $ (275,607) | $ 2,366,400 |
| Intersegment revenue | $ 40,736 | $ 25,376 | $ 3,607 | $ (69,719) | $ — | $ — |
| Capital expenditures | $ 942,053 | $ 92,058 | $ 30,964 | $ — | $ 21,364 | $ 1,086,439 |
| | | | | | | |
| **2024** | | | | | | |
| Revenue | $19,024,302 | $ 2,988,685 | $ 1,195,019 | $ (52,381) | $ — | $ 23,155,625 |
| % of Consolidated Revenue | 82.2% | 12.9% | 5.2% | (0.3)% | | |
| Other Segment Items | 18,494,554 | 1,865,097 | 431,242 | (24,121) | 242,955 | 21,009,727 |
| AOI | $ 529,748 | $ 1,123,588 | $ 763,777 | $ (28,260) | $ (242,955) | $ 2,145,898 |
| Intersegment revenue | $ 29,633 | $ 22,220 | $ 528 | $ (52,381) | $ — | $ — |
| Capital expenditures | $ 491,691 | $ 87,925 | $ 24,507 | $ — | $ 33,508 | $ 637,631 |
| | | | | | | |
| **2023** | | | | | | |
| Revenue | $18,740,913 | $ 2,959,477 | $ 1,095,217 | $ (69,290) | $ — | $ 22,726,317 |
| % of Consolidated Revenue | 82.5% | 13.0% | 4.8% | (0.3)% | | |
| Other Segment Items | 18,420,516 | 1,819,344 | 420,080 | (29,716) | 214,974 | 20,845,198 |
| AOI | $ 320,397 | $ 1,140,133 | $ 675,137 | $ (39,574) | $ (214,974) | $ 1,881,119 |
| Intersegment revenue | $ 17,773 | $ 51,517 | $ — | $ (69,290) | $ — | $ — |
| Capital expenditures | $ 346,392 | $ 68,991 | $ 18,250 | $ — | $ 35,118 | $ 468,751 |

The following table sets forth the reconciliation of consolidated AOI to operating income for the for the years ended December 31, 2025, 2024 and 2023:

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| | | *(in thousands)* | |
| AOI | $ 2,366,400 | $ 2,145,898 | $ 1,881,119 |
| Acquisition expenses | 259,586 | 128,513 | 93,664 |
| Amortization of non-recoupable ticketing contract advance | 88,386 | 88,717 | 83,693 |
| Depreciation and amortization | 638,872 | 549,923 | 516,797 |
| Gain on sale of operating assets | (18,528) | (11,015) | (13,927) |
| Astroworld loss contingencies | (8,352) | 454,902 | — |
| Stock-based compensation expense | 155,219 | 110,348 | 115,959 |
| Operating income | $ 1,251,217 | $ 824,510 | $ 1,084,933 |

*Deferred Revenue*

The majority of our deferred revenue is typically classified as current and is shown as a separate line item on the consolidated balance sheets. Deferred revenue that is not expected to be recognized within the next twelve months is classified as long-term and reflected in other long-term liabilities on the consolidated balance sheets. At December 31, 2025, 2024 and 2023, we had current deferred revenue of $4.5 billion, $3.7 billion and $3.4 billion, respectively.

The table below summarizes the amount of prior year current deferred revenue recognized during the years ended December 31, 2025 and 2024:

|  | December 31, | | |
|---|---|---|---|
|  | **2025** | | **2024** |
|  | *(in thousands)* | | |
| Concerts | $ | 3,287,175 | $ 3,046,474 |
| Ticketing |  | 205,199 | 176,901 |
| Sponsorship & Advertising |  | 90,461 | 96,988 |
|  | $ | 3,582,835 | $ 3,320,363 |

## NOTE 12—STOCK-BASED COMPENSATION

In December 2005, we adopted our 2005 Stock Incentive Plan, which has been amended and/or restated on several occasions. In connection with our merger with Ticketmaster Entertainment LLC, we adopted the Amended and Restated Ticketmaster 2008 Stock & Annual Incentive Plan. The plans authorize us to grant stock option awards, director shares, stock appreciation rights, restricted stock and deferred stock awards, other equity-based awards and performance awards. We have granted restricted stock awards, options to purchase our common stock and deferred stock awards to employees, directors, consultants, and our affiliates under the stock incentive plans at no less than the fair market value of the underlying stock on the date of grant. The stock incentive plans contain anti-dilutive provisions that require the adjustment of the number of shares of our common stock represented by, and the exercise price of, each option for any stock splits or stock dividends. The ten-year term of the Ticketmaster plan expired in August 2018; accordingly, no new awards may be granted under that plan but outstanding awards shall continue in full force and effect in accordance with their terms.

The following is a summary of stock-based compensation expense we recorded during the respective periods:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| | (in thousands) | | |
| Selling, general and administrative expenses | $ 108,680 | $ 50,668 | $ 40,751 |
| Corporate expenses | 46,539 | 59,680 | 75,208 |
| Total | $ 155,219 | $ 110,348 | $ 115,959 |

As of December 31, 2025, there was $154.2 million of total unrecognized compensation cost related to stock-based compensation arrangements for stock options, restricted stock and deferred stock awards. This cost is expected to be recognized over a weighted-average period of 2.1 years.

### Stock Options

Stock options are granted for a term not exceeding ten years and the non-vested options are generally forfeited in the event the employee, director or consultant terminates his or her employment or relationship with us or one of our affiliates. Any options that have vested at the time of termination are forfeited to the extent they are not exercised within the applicable post-employment exercise period provided in their option agreements. These options typically vest over one to four years. In 2025, 2024 and 2023, no stock options were granted.

The following table presents a summary of our stock options outstanding at the dates given, and stock option activity for the period between such dates ("Price" reflects the weighted average exercise price per share):

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2025 | | 2024 | | 2023 | |
| | Options | Price | Options | Price | Options | Price |
| | (in thousands, except per share data) | | | | | |
| Outstanding January 1 | 1,514 | $ 34.12 | 2,366 | $ 32.85 | 3,257 | $ 29.78 |
| Exercised | (589) | 22.32 | (851) | 30.57 | (891) | 21.63 |
| Forfeited or expired | — | — | (1) | 63.29 | — | — |
| Outstanding December 31 | 925 | $ 41.65 | 1,514 | $ 34.12 | 2,366 | $ 32.85 |
| | | | | | | |
| Exercisable December 31 | 925 | $ 41.65 | 1,513 | $ 34.09 | 2,362 | $ 32.78 |
| Weighted average fair value per option granted | | $ — | | $ — | | $ — |

The total intrinsic value of stock options exercised during the years ended December 31, 2025, 2024 and 2023 was $72.1 million, $60.4 million and $58.3 million, respectively. Cash received from stock option exercises for the years ended December 31, 2025, 2024 and 2023 was $5.1 million, $26.1 million and $19.3 million, respectively.

There were 7.1 million shares available for future grants under the stock incentive plan at December 31, 2025. Upon share option exercise or vesting of restricted or deferred stock, we issue new shares or treasury shares to fulfill these grants. As of December 31, 2025, all outstanding stock options were vested and exercisable, and expiration dates range from May 2026 to December 2030 at exercise prices and average contractual lives as follows:

| Range of Exercise Prices | Outstanding as of 12/31/25 | Weighted Average Remaining Contractual Life | | Weighted Average Exercise Price | Exercisable as of 12/31/25 | Weighted Average Remaining Contractual Life | | Weighted Average Exercise Price |
|---|---|---|---|---|---|---|---|---|
| | *(in thousands)* | *(in years)* | | | *(in thousands)* | *(in years)* | | |
| $20.00 - $24.99 | 5 | 0.4 | $ | 23.43 | 5 | 0.4 | $ | 23.43 |
| $25.00 - $29.99 | 453 | 1.2 | $ | 29.03 | 453 | 1.2 | $ | 29.03 |
| $30.00 - $44.99 | 110 | 2.2 | $ | 44.05 | 110 | 2.2 | $ | 44.05 |
| $45.00 - $60.99 | 348 | 3.2 | $ | 56.82 | 348 | 3.2 | $ | 56.82 |
| $61.00 - $89.99 | 9 | 4.9 | $ | 70.26 | 9 | 4.9 | $ | 70.26 |

The total intrinsic value of options outstanding and options exercisable as of December 31, 2025 was $93.3 million and $93.3 million, respectively.

### Restricted Stock

We have granted restricted stock awards to our employees, directors and consultants under our stock incentive plan. These common shares carry a legend which typically restricts their transferability for a term of one to five years and are forfeited in the event the recipient's employment or relationship with us is terminated prior to the lapse of the restriction. In addition, certain restricted stock awards require us or the recipient to achieve minimum performance targets in order for these awards to vest.

For the year ended December 31, 2025, we granted 0.6 million shares of restricted stock and 0.3 million shares of performance-based awards, respectively, under our stock incentive plan. These awards will all vest on the grant date or over a period of six months to four years with the exception of the performance-based awards which will vest within two years if the performance criteria are met.

For the year ended December 31, 2024, we granted 0.3 million shares of restricted stock and 0.4 million shares of performance-based awards, respectively, under our stock incentive plan. These awards will all vest on the grant date or over a period of one year to four years with the exception of the performance-based awards which will vest within two years if the performance criteria are met.

For the year ended December 31, 2023, we granted 0.4 million shares of restricted stock and 0.4 million shares of performance-based awards, respectively, under our stock incentive plan. These awards will vest on the grant date or over a period of two months to four years with the exception of the performance-based awards which will vest within two years if the performance criteria are met.

The following table presents a summary of our unvested restricted stock awards outstanding at December 31, 2025, 2024 and 2023 ("Price" reflects the weighted average share price at the date of grant):

| | Restricted Stock | |
| | Awards | Price |
|---|---:|---:|
| | *(in thousands, except per share data)* | |
| Unvested at December 31, 2022 | 996 | $ 89.22 |
| Granted | 841 | 70.51 |
| Forfeited | (7) | 92.06 |
| Vested | (357) | 89.93 |
| Unvested at December 31, 2023 | 1,473 | $ 78.34 |
| Granted | 749 | 96.49 |
| Forfeited | (32) | 85.51 |
| Vested | (710) | 81.84 |
| Unvested at December 31, 2024 | 1,480 | $ 85.70 |
| Granted | 877 | 132.43 |
| Forfeited | (63) | 96.61 |
| Vested | (892) | 92.50 |
| Unvested at December 31, 2025 | 1,402 | $ 109.72 |

The total grant date fair market value of the shares issued upon the vesting of restricted stock awards during the years ended December 31, 2025, 2024 and 2023 was $82.6 million, $58.1 million and $32.2 million, respectively.

### Deferred Stock

We granted deferred stock awards to our employees where the employees are entitled to receive shares of common stock in the future. Deferred stock can only be settled in stock as determined at the time of the grant. All of the deferred stock awards require us to achieve minimum market conditions in order for these awards to issue and vest.

For the year ended December 31, 2025, we granted 0.8 million shares of deferred stock awards with market conditions under our stock incentive plans. These awards will vest over five years if specified stock prices are achieved over a specific number of days during the five years.

For the year ended December 31, 2024, we granted 33 thousand shares of deferred stock awards with market conditions under our stock incentive plans. These awards will vest over five years if specified stock prices are achieved over a specific number of days during the five years.

For the year ended December 31, 2023, we granted 0.3 million shares of deferred stock awards with market conditions under our stock incentive plans. These awards will vest over five years if specified stock prices are achieved over a specific number of days during the five years.

The following assumptions were used to calculate the fair value of the deferred stock awards with market conditions on the date of grant:

| | Year Ended December 31, | | |
| | 2025 | 2024 | 2023 |
|---|:---:|:---:|:---:|
| Risk-free interest rate | 3.67% - 3.90% | 4.17 % | 4.47 % |
| Volatility factors | 33.37% - 37.00% | 40.57 % | 39.33 % |
| Weighted average expected life (in years) | 4.79 | 4.84 | 5.22 |

The following table presents a summary of our unvested deferred stock awards outstanding at December 31, 2025, 2024 and 2023 ("Price" reflects the weighted average grant date fair value):

| | Deferred Stock | |
|---|---|---|
| | Awards | Price |
| | *(in thousands, except per share data)* | |
| Unvested at December 31, 2022 | 2,160 | $ 59.79 |
| Awarded | 289 | 70.47 |
| Forfeited | — | — |
| Vested | — | — |
| Unvested at December 31, 2023 | 2,449 | $ 61.05 |
| Awarded | 33 | 76.61 |
| Forfeited | — | — |
| Vested | (486) | 66.87 |
| Unvested at December 31, 2024 | 1,996 | $ 59.89 |
| Awarded | 781 | 99.40 |
| Forfeited | — | — |
| Vested | (1,021) | 62.87 |
| Unvested at December 31, 2025 | 1,756 | $ 75.74 |

# NOTE 13—OTHER INFORMATION

|  | December 31, | | |
|---|---|---|---|
|  | **2025** | | **2024** |
|  | *(in thousands)* | | |
| The following details the components of "Other current assets": | | | |
| Notes receivable | $ 72,918 | $ | 32,018 |
| Inventory | 56,576 | | 50,145 |
| Restricted Cash | 12,786 | | 10,685 |
| Other | 275,125 | | 107,365 |
| Total other current assets | $ 417,405 | $ | 200,213 |
|  | | | |
| The following details the components of "Other long-term assets": | | | |
| Deferred income tax assets | $ 450,957 | $ | 577,932 |
| Investments in nonconsolidated affiliates | 515,636 | | 504,194 |
| Notes receivable | 233,113 | | 226,021 |
| Other | 485,194 | | 472,819 |
| Total other long-term assets | $ 1,684,900 | $ | 1,780,966 |
|  | | | |
| The following details the components of "Accrued expenses and accounts payable": | | | |
| Accrued event and talent fees expenses | $ 1,069,576 | $ | 934,560 |
| Accrued compensation and benefits | 619,688 | | 512,531 |
| Accrued insurance | 409,629 | | 316,967 |
| Accounts payable | 253,261 | | 242,978 |
| Collections on behalf of others | 143,610 | | 120,873 |
| Accrued legal | 47,535 | | 284,544 |
| Other | 1,012,512 | | 887,859 |
| Total accrued expenses and accounts payable | $ 3,555,811 | $ | 3,300,312 |
|  | | | |
| The following details the components of "Other current liabilities": | | | |
| Contingent and deferred purchase consideration | $ 285,479 | $ | 40,801 |
| Current portion of operating lease liabilities | 167,764 | | 153,406 |
| Other | 28,818 | | 22,090 |
| Total other current liabilities | $ 482,061 | $ | 216,297 |
|  | | | |
| The following details the components of "Other long-term liabilities": | | | |
| Deferred income tax liabilities | $ 83,298 | $ | 140,151 |
| Deferred revenue | 73,073 | | 120,064 |
| Contingent and deferred purchase consideration | 29,909 | | 20,735 |
| Other | 229,564 | | 196,813 |
| Total other long-term liabilities | $ 415,844 | $ | 477,763 |

## NOTE 14—GEOGRAPHIC DATA

The following table provides revenue and long-lived assets, including operating lease assets, for our foreign operations included in the consolidated financial statements:

| | Europe | | Other Foreign | | Total Foreign | | Domestic | | Consolidated Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| | *(in thousands)* | | | | | | | | | |
| **2025** | | | | | | | | | | |
| Revenue | $ | 5,815,492 | $ | 5,056,552 | $ | 10,872,044 | $ | 14,329,362 | $ | 25,201,406 |
| Long-lived assets, including operating lease assets | $ | 1,213,347 | $ | 769,019 | $ | 1,982,366 | $ | 3,303,158 | $ | 5,285,524 |
| **2024** | | | | | | | | | | |
| Revenue | $ | 4,621,210 | $ | 4,160,359 | $ | 8,781,569 | $ | 14,374,056 | $ | 23,155,625 |
| Long-lived assets, including operating lease assets | $ | 825,909 | $ | 348,913 | $ | 1,174,822 | $ | 2,885,083 | $ | 4,059,905 |
| **2023** | | | | | | | | | | |
| Revenue | $ | 4,425,854 | $ | 4,085,191 | $ | 8,511,045 | $ | 14,215,272 | $ | 22,726,317 |
| Long-lived assets, including operating lease assets | $ | 819,426 | $ | 306,725 | $ | 1,126,151 | $ | 2,581,701 | $ | 3,707,852 |

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to our company, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to other members of senior management and our board of directors.

Based on their evaluation as of December 31, 2025, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective to ensure that (1) the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (2) the information we are required to disclose in such reports is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal controls will prevent all possible errors and fraud. Our disclosure controls and procedures are, however, designed to provide reasonable assurance of achieving their objectives, and our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

### Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the 2013 framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting. The attestation report is included herein.

### Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of the fiscal year ended December 31, 2025 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

# Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Live Nation Entertainment, Inc.

**Opinion on Internal Control Over Financial Reporting**

We have audited Live Nation Entertainment, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Live Nation Entertainment, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2025 consolidated financial statements of the Company and our report dated February 19, 2026 expressed an unqualified opinion thereon.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control Over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*Ernst & Young LLP*

Los Angeles, California
February 19, 2026

**ITEM 9B.**   **OTHER INFORMATION**

No director or officer adopted or terminated any Rule 10b5-1 plan, or any other written trading arrangement that meets the requirements of a "non-Rule 10b5-1 trading arrangement" during the fourth quarter of the fiscal year ended December 31, 2025.

**ITEM 9C.**   **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

**PART III**

**ITEM 10.**   **DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

Other than the information set forth under Item 1. Business—Information About Our Executive Officers, the information required by this Item is incorporated by reference to our Definitive Proxy Statement, expected to be filed within 120 days of our fiscal year end.

**ITEM 11.**   **EXECUTIVE COMPENSATION**

The information required by this Item is incorporated by reference to our Definitive Proxy Statement, expected to be filed within 120 days of our fiscal year end.

**ITEM 12.**   **SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

The information required by this Item is incorporated by reference to our Definitive Proxy Statement, expected to be filed within 120 days of our fiscal year end.

**ITEM 13.**   **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

The information required by this Item is incorporated by reference to our Definitive Proxy Statement, expected to be filed within 120 days of our fiscal year end.

**ITEM 14.**   **PRINCIPAL ACCOUNTING FEES AND SERVICES**

The information required by this Item is incorporated by reference to our Definitive Proxy Statement, expected to be filed within 120 days of our fiscal year end.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)1. Financial Statements.

The following consolidated financial statements are included in Item 8:

| | |
|---|---|
| Report of Independent Registered Public Accounting Firm (PCAOB ID: 42) | 47 |
| Consolidated Balance Sheets as of December 31, 2025 and 2024 | 49 |
| Consolidated Statements of Operations for the Years Ended December 31, 2025, 2024 and 2023 | 50 |
| Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2025, 2024 and 2023 | 51 |
| Consolidated Statements of Changes in Equity for the Years Ended December 31, 2025, 2024 and 2023 | 52 |
| Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023 | 55 |
| Notes to Consolidated Financial Statements | 56 |

(a)2. Financial Statement Schedule.

The following financial statement schedule for the years ended December 31, 2025, 2024 and 2023 is filed as part of this report and should be read in conjunction with the consolidated financial statements.

**Schedule II Valuation and Qualifying Accounts**

All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions or are inapplicable, and therefore have been omitted.

# LIVE NATION ENTERTAINMENT, INC.

## SCHEDULE II

## VALUATION AND QUALIFYING ACCOUNTS

### Allowance for Doubtful Accounts

| Description | Balance at Beginning of Period | Charges of Costs, Expenses and Other | Write-off of Accounts Receivable | Other | Balance at End of Period |
|---|---|---|---|---|---|
| | | | *(in thousands)* | | |
| Year ended December 31, 2023 | $ 63,294 | $ 32,645 | $ (10,771) | $ (2,818) | $ 82,350 |
| Year ended December 31, 2024 | $ 82,350 | $ 10,430 | $ (22,901) | $ 2,784 | $ 72,663 |
| Year ended December 31, 2025 | $ 72,663 | $ 16,330 | $ (17,647) | $ 2,566 | $ 73,912 |

# LIVE NATION ENTERTAINMENT, INC.

## SCHEDULE II

## VALUATION AND QUALIFYING ACCOUNTS

### Deferred Tax Asset Valuation Allowance

| Description | Balance at Beginning of Period | Charges of Costs, Expenses and Other | Deletions | Other [1] | Balance at End of Period |
|---|---|---|---|---|---|
| | | | *(in thousands)* | | |
| Year ended December 31, 2023 | $ 1,240,881 | $ (93,450) | $ — | $ 46,943 | $ 1,194,374 |
| Year ended December 31, 2024 | $ 1,194,374 | $ (650,231) | $ — | $ 25,352 | $ 569,495 |
| Year ended December 31, 2025 | $ 569,495 | $ 18,040 | $ — | $ (250) | $ 587,285 |

_____

[1] During 2025, 2024 and 2023, the valuation allowance was adjusted for acquisitions, divestitures and foreign currency adjustments.

(a)3. Those exhibits required by Item 601 of Regulation S-K

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | |
|---|---|---|---|---|---|
| | | Form | File No. | Exhibit No. | Filing Date |
| 3.1 | Amended and Restated Certificate of Incorporation of Live Nation Entertainment, Inc., as amended. | 10-K | 001-32601 | 3.1 | 2/25/2010 |
| 3.2 | Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Live Nation Entertainment, Inc. | 8-K | 001-32601 | 3.1 | 6/7/2013 |
| 3.3 | Sixth Amended and Restated Bylaws of Live Nation Entertainment, Inc. | 8-K | 001-32601 | 3.1 | 6/17/2022 |
| 4.1 | Form of Certificate of Designations of Series A Junior Participating Preferred Stock. | 8-K | 001-32601 | 4.2 | 12/23/2005 |
| 4.2 | Description of Securities. | 10-K | 001-32601 | 4.2 | 3/01/2021 |
| 10.1 | Stockholder Agreement, dated February 10, 2009, among Live Nation, Inc., Liberty Media Corporation, Liberty USA Holdings, LLC and Ticketmaster Entertainment, Inc. | 8-K | 001-32601 | 10.2 | 2/13/2009 |
| 10.2 | Registration Rights Agreement, dated January 25, 2010, among Live Nation, Inc., Liberty Media Corporation and Liberty Media Holdings USA, LLC. | 8-K | 001-32601 | 10.1 | 1/29/2010 |
| 10.3 | Form of Indemnification Agreement. | 10-K | 001-32601 | 10.23 | 2/25/2010 |
| 10.4 § | Live Nation Entertainment, Inc. 2005 Stock Incentive Plan, as amended and restated as of March 21, 2024. | 8-K | 001-32601 | 10.1 | 6/14/2024 |
| 10.5 § | Amended and Restated Ticketmaster Entertainment, Inc. 2008 Stock and Annual Incentive Plan. | S-8 | 333-164507 | 10.1 | 1/26/2010 |
| 10.6 § | Amendment No. 1 to the Amended and Restated Ticketmaster Entertainment, Inc. 2008 Stock and Annual Incentive Plan. | 10-Q | 001-32601 | 10.1 | 11/4/2010 |
| 10.7 § | Form Stock Option Agreement for the Live Nation Entertainment, Inc. 2005 Stock Incentive Plan, as amended and restated as of March 21, 2024. | 10-Q | 001-32601 | 10.2 | 6/14/2024 |
| 10.8 § | Form Restricted Stock Award Agreement for the Live Nation Entertainment, Inc. 2005 Stock Incentive Plan, as amended and restated as of March 21, 2024. | 10-Q | 001-32601 | 10.3 | 6/14/2024 |
| 10.9 § | Form Stock Option Agreement for the Amended and Restated Ticketmaster Entertainment, Inc. 2008 Stock and Annual Incentive Plan. | 10-Q | 001-32601 | 10.4 | 5/6/2021 |
| 10.10 § | Form Restricted Stock Award Agreement for the Amended and Restated Ticketmaster Entertainment, Inc. 2008 Stock and Annual Incentive Plan. | 10-Q | 001-32601 | 10.5 | 5/6/2021 |
| 10.11 § | Form of Performance Share Award Agreement for the Live Nation Entertainment, Inc. 2005 Stock Incentive Plan, as amended and restated as of March 21, 2024. | 8-K | 001-32601 | 10.4 | 6/14/2024 |
| 10.12 § | Amended and Restated Live Nation, Inc. Stock Bonus Plan. | 8-K | 001-32601 | 10.1 | 1/25/2010 |
| 10.13 § | Employment Agreement, entered into July 1, 2022, by and between Live Nation Entertainment, Inc. and Michael Rapino. | 8-K | 001-32601 | 10.1 | 7/6/2022 |
| 10.14 § | Performance Share Award Agreement, entered into July 1, 2022, by and between Live Nation Entertainment, Inc. and Michael Rapino. | 8-K | 001-32601 | 10.2 | 7/6/2022 |
| 10.15 § | Employment Agreement, effective as of January 1, 2023, by and between Live Nation Entertainment, Inc. and Joe Berchtold. | 8-K | 001-32601 | 10.1 | 12/23/2022 |
| 10.16 § | Employment Agreement, effective as of January 1, 2023, by and between Live Nation Entertainment, Inc. and Michael Rowles. | 8-K | 001-32601 | 10.2 | 12/23/2022 |
| 10.17 § | Employment Agreement, effective as of January 1, 2022, between Live Nation Worldwide, Inc. and Brian Capo. | 10-Q | 001-32601 | 10.1 | 5/5/2022 |

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | |
|---|---|---|---|---|---|
| | | Form | File No. | Exhibit No. | Filing Date |
| 10.18 § | Employment Agreement, effective as of January 1, 2024, between Live Nation Entertainment, Inc. and John Hopmans. | 8-K | 001-32601 | 10.1 | 10/13/2023 |
| 10.19 | Amended and Restated Credit Agreement entered into as of October 21, 2015, among Live Nation Entertainment, Inc., JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent and Letter of Credit Issuer, the Other Lenders and Letter of Credit Issuers party thereto. | 10-K | 001-32601 | 10.19 | 2/19/2026 |
| 10.20 | Indenture dated as of October 17, 2019 by and among Live Nation Entertainment, Inc., the Guarantors and U.S. Bank National Association, as trustee. | 10-K | 001-32601 | 10.47 | 2/27/2020 |
| 10.21 | First Supplemental Indenture, entered into as of May 20, 2020, among Live Nation Entertainment, Inc., the Guarantors identified therein, and U.S. Bank National Association, as trustee. | 10-Q | 001-32601 | 10.5 | 8/5/2020 |
| 10.22 | Second Supplemental Indenture, entered into as of November 16, 2023, among Live Nation Entertainment, Inc., the Guarantors identified therein, and U.S. Bank Trust Company, National Association, as trustee. | 10-K | 001-32601 | 10.55 | 2/22/2024 |
| 10.23 | Third Supplemental Indenture, entered into as of October 21, 2025, among Live Nation Entertainment, Inc., the Guarantors identified therein, and U.S. Bank Trust Company, National Association, as trustee. | 10-K | 001-32601 | 10.23 | 2/19/2026 |
| 10.24 | Indenture, dated as of May 20, 2020 by and among Live Nation Entertainment, Inc., the Guarantors identified therein and U.S. Bank National Association, as trustee and notes collateral agent. | 10-Q | 001-32601 | 10.2 | 8/5/2020 |
| 10.25 | First Supplemental Indenture, entered into as of November 16, 2023, among Live Nation Entertainment, Inc., the Guarantors identified therein, and U.S. Bank Trust Company, National Association, as trustee and notes collateral agent. | 10-K | 001-32601 | 10.58 | 2/22/2024 |
| 10.26 | Second Supplemental Indenture, entered into as of October 21, 2025, among Live Nation Entertainment, Inc., the Guarantors identified therein, and U.S. Bank Trust Company, National Association, as trustee and notes collateral agent. | 10-K | 001-32601 | 10.26 | 2/19/2026 |
| 10.27 | Indenture, dated as of January 4, 2021 by and among Live Nation Entertainment, Inc., the Guarantors identified therein and U.S. Bank National Association, as trustee and notes collateral agent. | 10-Q | 001-32601 | 10.1 | 5/6/2021 |
| 10.28 | First Supplemental Indenture, entered into as of November 16, 2023, among Live Nation Entertainment, Inc., the Guarantors identified therein, and U.S. Bank Trust Company, National Association, as trustee and notes collateral agent. | 10-K | 001-32601 | 10.60 | 2/22/2024 |
| 10.29 | Second Supplemental Indenture, entered into as of October 21, 2025, among Live Nation Entertainment, Inc., the Guarantors identified therein, and U.S. Bank Trust Company, National Association, as trustee and notes collateral agent. | 10-K | 001-32601 | 10.29 | 2/19/2026 |
| 10.30 | Indenture, dated as of January 12, 2023 by and among Live Nation Entertainment, Inc., the Guarantors identified therein and HSBC Bank USA National Association, as trustee. | 10-Q | 001-32601 | 10.1 | 5/4/2023 |
| 10.31 | Form of Base Capped Call Confirmation. | 10-Q | 001-32601 | 10.2 | 5/4/2023 |
| 10.32 | Form of Additional Capped Call Confirmation. | 10-Q | 001-32601 | 10.3 | 5/4/2023 |
| 10.33 | Indenture, dated as of December 6, 2024 by and among Live Nation Entertainment, Inc., the Guarantors identified therein and HSBC Bank USA National Association, as trustee. | 10-K | 001-32601 | 10.49 | 2/21/2025 |
| 10.34 | Indenture, dated as of October 10, 2025 by and among Live Nation Entertainment, Inc., the Guarantors identified therein and HSBC Bank USA National Association, as trustee. | 10-K | 001-32601 | 10.34 | 2/19/2026 |

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | |
| --- | --- | --- | --- | --- | --- |
| | | Form | File No. | Exhibit No. | Filing Date |
| 14.1 | Code of Business Conduct and Ethics. | 10-K | 001-32601 | 14.1 | 3/01/2021 |
| 19.1 | Insider Trading Policy. | 10-K | 001-32601 | 96 | 2/22/2024 |
| 21.1 | Subsidiaries of the Company. | 10-K | 001-32601 | 21.1 | 2/19/2026 |
| 23.1 | Consent of Ernst & Young LLP. | 10-K | 001-32601 | 23.1 | 2/19/2026 |
| 24.1 | Power of Attorney (see signature page). | 10-K | 001-32601 | 24.1 | 2/19/2026 |
| 31.1 | Certification of Chief Executive Officer. | 10-K | 001-32601 | 31.1 | 2/19/2026 |
| 31.2 | Certification of Chief Financial Officer. | 10-K | 001-32601 | 31.2 | 2/19/2026 |
| 32.1 | Section 1350 Certification of Chief Executive Officer. | 10-K | 001-32601 | 32.1 | 2/19/2026 |
| 32.2 | Section 1350 Certification of Chief Financial Officer. | 10-K | 001-32601 | 32.2 | 2/19/2026 |
| 97 | Policy for Recovery of Erroneously Awarded Compensation. | 10-K | 001-32601 | 97 | 2/22/2024 |
| 101.INS | XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document. | 10-K | 001-32601 | 101.INS | 2/19/2026 |
| 101.SCH | XBRL Taxonomy Schema Document. | 10-K | 001-32601 | 101.SCH | 2/19/2026 |
| 101.CAL | XBRL Taxonomy Calculation Linkbase Document. | 10-K | 001-32601 | 101.CAL | 2/19/2026 |
| 101.DEF | XBRL Taxonomy Definition Linkbase Document. | 10-K | 001-32601 | 101.DEF | 2/19/2026 |
| 101.LAB | XBRL Taxonomy Label Linkbase Document. | 10-K | 001-32601 | 101.LAB | 2/19/2026 |
| 101.PRE | XBRL Taxonomy Presentation Linkbase Document. | 10-K | 001-32601 | 101.PRE | 2/19/2026 |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) | 10-K | 001-32601 | 104 | 2/19/2026 |

§   Management contract or compensatory plan or arrangement.

We have not filed long-term debt instruments of our subsidiaries where the total amount under such instruments is less than ten percent of the total assets of the Company and its subsidiaries on a consolidated basis. However, we will furnish a copy of such instruments to the Commission upon request.

## ITEM 16. FORM 10-K SUMMARY

Not applicable.

# SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 19, 2026.

LIVE NATION ENTERTAINMENT, INC.

By:            /s/ Michael Rapino

**Michael Rapino**
**President and Chief Executive Officer**

# POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Michael Rapino and Joe Berchtold, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Name | Title | Date |
|------|-------|------|
| /s/ Michael Rapino<br>**Michael Rapino** | President, Chief Executive Officer and Director | February 19, 2026 |
| /s/ Joe Berchtold<br>**Joe Berchtold** | Chief Financial Officer | February 19, 2026 |
| /s/ Brian Capo<br>**Brian Capo** | Chief Accounting Officer | February 19, 2026 |
| /s/ Maverick Carter<br>**Maverick Carter** | Director | February 19, 2026 |
| /s/ Ping Fu<br>**Ping Fu** | Director | February 19, 2026 |
| /s/ Richard A Grenell<br>**Richard A. Grenell** | Director | February 19, 2026 |
| /s/ Jeffrey T. Hinson<br>**Jeffrey T. Hinson** | Director | February 19, 2026 |
| /s/ Chad Hollingsworth<br>**Chad Hollingsworth** | Director | February 19, 2026 |
| /s/ Jimmy Iovine<br>**Jimmy Iovine** | Director | February 19, 2026 |
| /s/ James S. Kahan<br>**James S. Kahan** | Director | February 19, 2026 |
| /s/ Randall T. Mays<br>**Randall T. Mays** | Director | February 19, 2026 |
| /s/ Richard A. Paul<br>**Richard A. Paul** | Director | February 19, 2026 |
| /s/ Carl E. Vogel<br>**Carl E. Vogel** | Director | February 19, 2026 |
| /s/ Latriece Watkins<br>**Latriece Watkins** | Director | February 19, 2026 |

# PERFORMANCE GRAPH

The graph below shows the relative investment performance of our common stock, the S&P 500 and Peer Group for the period from December 31, 2020 through December 31, 2025 assuming reinvestment of dividends at the date of payment into the common stock of the indexes.

The Peer Group consists of the following 11 companies: Electronic Arts Inc.; Fox Corporation; Intuit Inc.; Netflix Inc.; Paramount Global; Paypal Holdings Inc.; Salesforce, Inc.; Spotify Technology S.A.; Universal Music Group N.V.; Warner Bros. Discovery Inc. and Warner Music Group Corporation. The information reflected below is not necessarily indicative of our future performance.



## COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
### Among Live Nation Entertainment, Inc., the S&P 500 and Peer Group

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

|  | 12/31/20 | 12/31/21 | 12/31/22 | 12/31/23 | 12/31/24 | 12/31/25 |
|---|---|---|---|---|---|---|
| Live Nation Entertainment, Inc. | $ 100.00 | $ 162.89 | $ 94.91 | $ 127.38 | $ 176.24 | $ 193.93 |
| S&P 500 | 100.00 | 128.68 | 105.36 | 133.03 | 166.28 | 195.98 |
| Peer Group | 100.00 | 106.43 | 34.53 | 58.59 | 80.01 | 81.97 |

[THIS PAGE INTENTIONALLY LEFT BLANK]

## Board of Directors

**Maverick Carter**
Co-CEO, Fulwell Entertainment, LLC

**Ping Fu**
Entrepreneur and Policy Advisor

**Richard A. Grenell**
Special Presidential Envoy for Special Missions

**Jeff Hinson**
President, YouPlus Media, LLC

**Chad Hollingsworth**
President & Chief Executive Officer,
Liberty Live Holdings, Inc.

**Jimmy Iovine**
Music Producer and Entrepreneur

**Jim Kahan**
AT&T Senior Executive Vice President – Corporate Development,
Retired

**Randall Mays (Chairman of the Board)**
President, Running M Capital

**Rich Paul**
Chief Executive Officer, KLUTCH Sports Group

**Michael Rapino**
President and Chief Executive Officer, Live Nation Entertainment

**Carl E. Vogel**
Private Investor & Industry Adviser

**Latriece Watkins**
President & Chief Executive Officer,
Sam's Club (Walmart Inc.)

## Executive and Other Key Officers

**Michael Rapino**
President and Chief Executive Officer

**Omar Al-Joulani**
President – Touring

**Joe Berchtold**
President and Chief Financial Officer

**Brian Capo**
Senior Vice President – Chief Accounting Officer

**Liz Dyer**
Senior Vice President – Human Resources

**Arthur Fogel**
Chairman – Global Music and President – Global Touring

**Matthew Hansen**
Chief Strategy Officer

**Kaitlyn Henrich**
Senior Vice President – Corporate Communications & Social Impact

**John Hopmans**
Executive Vice President – Mergers & Acquisitions & Strategic
Finance

**Saumil Mehta**
President – Ticketmaster

**Bob Roux**
President – U.S. Concerts

**Michael Rowles**
General Counsel and Secretary

**Russell Wallach**
President – Sponsorship & Advertising

**Michael Wichser**
Chief Operating Officer – Ticketmaster

**Jordan Zachary**
Global President – Venue Nation

## Corporate Information

### Independent Registered Public Accounting Firm

Ernst & Young LLP
Los Angeles, California

### Investor Relations

Amy Yong
(310) 867-7143
IR@livenation.com

### Media Contacts

Kaitlyn Henrich
Media@livenation.com

### Transfer Agent and Registrar

Computershare Shareowner Services

Stockholder correspondence (US Mail) should be mailed to:
Computershare
P.O. Box 43006
Providence, RI 02940-3006

Overnight correspondence should be sent to:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021

(877) 296-7874 *(Toll Free)*
(201) 680-6578 *(Toll)*

Stockholder website: www.computershare.com/investor
Stockholder online inquiries:
https://www-us.computershare.com/investor/contact

### Stock Listing

Live Nation Entertainment's common stock is listed on the New York Stock Exchange under the symbol "LYV."

## Annual Report on Form 10-K

Live Nation Entertainment's Annual Report on Form 10-K for the year ended December 31, 2025 is included in this annual report. The exhibits accompanying the report are filed with the U.S. Securities and Exchange Commission and can be accessed in the EDGAR database at the SEC's website, www.sec.gov, or in the "SEC Filings" section of Live Nation Entertainment's investor relations website, at *investors.livenationentertainment.com/sec-filings*. We will provide these items to stockholders upon request. Requests for any such exhibits should be made to:

> Live Nation Entertainment
> Attention: Corporate Secretary
> 9348 Civic Center Drive
> Beverly Hills, California 90210

## Forward-Looking Statements

In accordance with the Private Securities Litigation Reform Act of 1995, Live Nation Entertainment notes that this annual report contains forward-looking statements that involve risks and uncertainties, including those relating to our company's future success and growth. Actual results may differ materially due to risks and uncertainties as described in our filings with the U.S. Securities and Exchange Commission. Live Nation Entertainment does not intend to update these forward-looking statements.



9348 CIVIC CENTER DRIVE
BEVERLY HILLS, CA 90210
310.867.7000